As filed with the Securities and Exchange Commission on November 29, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

THE PRICE FUND I, L.P.

(Exact Name of Registrant as Specified in Charter Document)

Delaware	6799	36-4400372
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification number)

c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, Illinois 60604
(312) 648-2883

(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant's Principal Executive Offices)

Walter Thomas Price, III
c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, Illinois 60604
(312) 648-2883

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent for Service)

Copies to:

Jeffry M. Henderson, Esq.
Douglas E. Arend, Esq.
Henderson & Lyman
175 West Jackson Boulevard
Suite 240
Chicago, Illinois 60604
(312) 986-6960

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(1)
Units of Limited Partnership Interest in The Price Fund I, L.P.	50,000 Units	$1,000	$50,000,000	$12,500

(1) Offering price and registration fee based upon the initial offering price per Unit of $1,000, in accordance with Rule 457(d).

THE PRICE FUND I, L.P.

CROSS REFERENCE SHEET

Item No.	Registration Item	Location In Prospectus
1.	Forepart of the Registration Statement and Outside Cover Page of Prospectus	Facing Page; Front Cover
2.	Inside Front and Outside Back Cover Pages of Prospectus . .	Inside Front Cover Page; Table of Contents
3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Summary; Risk Factors; Description of Charges; Use of Proceeds; The General Partner; The Commodity Brokers
4.	Use of Proceeds	Use of Proceeds
5.	Determination of Offering Price	Plan of Distribution
6.	Dilution	Not Applicable
7.	Selling Security Holders	Not Applicable
8.	Plan of Distribution	Plan of Distribution
9.	Description of Securities to be Registered	The Limited Partnership Agreement
10.	Interests of Named Experts and Counsel	Not Applicable
11.	Information with Respect to the Registrant	Litigation; The Trading Advisors
	(a) Description of Business	Summary; Risk Factors; Use of Proceeds; The Trading Advisors; The Futures, Options on Futures and Forwards Markets; The Limited Partnership Agreement
	(b) Description of Property	Not applicable
	(c) Legal Proceedings	Litigation
	(d) Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters . .	Not applicable
	(e) Financial Statements	Financial Statements
	(f) Selected Financial Data	Not applicable
	(g) Supplementary Financial Information	Not applicable
	(h) Management's Discussion and Analysis of Financial Condition and Results of Operations	Not applicable
	(i) Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not Applicable
	(j) Quantitative and Qualitative Disclosures About Market Risk	Risk Factors
	(k) Directors and Executive Officers	The General Partner
	(l) Executive Compensation	Summary; Conflicts of Interest; Fiduciary Responsibility, Description of Charges; Risk Factors; The Trading Advisors; The General Partner; The Commodity Brokers
	(m) Security Ownership of Certain Beneficial Owners and Management	The General Partner; Independent Auditor's Report
	(n) Certain Relationships and Related Transactions . . .	Summary; Risk Factors; Conflicts of Interest; Fiduciary Responsibility; Description of Charges; The Trading Advisors; The Commodity Brokers; The General Partner
12.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Fiduciary Responsibility and Liability

EXPLANATORY STATEMENT

The Prospectus contained in this Registration Statement relates to 50,000 Units of Limited Partnership Interest of The Price Fund I, L.P.

THE PRICE FUND I, L.P.

50,000 Units of Limited Partnership Interest

———————

The Price Fund I, L.P. is a newly formed partnership organized to engage in speculative trading of a diversified portfolio of commodity interests including futures contracts, options on futures contracts and forward contracts. You may purchase units of limited partnership interest initially for $1,000 per unit until the partnership sells 1,000 units and begins trading. After trading commences, you may purchase units as of the last day of each month, provided that your subscription has been accepted at least 10 business days before the end of the month, at a purchase price equal to 100% of the net asset value per unit on the date of purchase. The minimum initial subscription per investor is $5,000 ($2,000 for IRA and qualified retirement accounts). There is no minimum for additional subscriptions, except that subscriptions must be in multiples of $1,000.

The selling agent is offering the units on a "best efforts" basis without any obligation to purchase units. The selling agent must sell a minimum of 1,000 units ($1,000,000) if any are sold, and the offering will terminate on July 31, 2002, if the minimum has not been reached. Before the minimum has been reached, LaSalle Bank National Association will hold subscription funds in escrow until they are transferred to the partnership. After the minimum has been reached, we will hold subscription funds in a special subscription account until each monthly closing date.

———————

These are speculative securities. You could lose all or substantially all of your investment in the partnership. Read this prospectus carefully and consider the "risk factors" section beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the offer and sale of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commission passed upon the adequacy or accuracy of this disclosure document.

	Price to Investors[1]	Sales Compensation[2]	Net Proceeds to Partnership[3]
Per Unit	$ 1,000	$ 40	$ 960
Minimum Offering (1,000 Units)	$ 1,000,000	$ 40,000	$ 960,000
Maximum Offering (50,000 Units)	$50,000,000	$2,000,000	$48,000,000

(1) Assumes all units are sold at the initial public offering price of $1,000 per unit.
(2) The sales commission is equal to 4% per $1,000 invested. A wholesale fee of 1% is charged in addition to the selling commission on units distributed through a wholesaler.
(3) Before deducting offering expenses equal to 0.5% of the purchase price of a unit, subject to increase to 1% at the discretion of the general partner. An affiliate of the general partner initially will pay offering expenses, and the partnership will reimburse the affiliate as units are sold.

Selling Agent: **ATRIUM SECURITIES, INC.**
141 West Jackson Boulevard, Suite 1340A
Chicago, Illinois 60604
(312) 648-2212

, 2001

COMMODITY FUTURES TRADING COMMISSION
RISK DISCLOSURE STATEMENT

You should carefully consider whether your financial condition permits you to participate in a commodity pool. In so doing, you should be aware that futures and options trading can quickly lead to large losses as well as gains. Such trading losses can sharply reduce the net asset value of the pool and consequently the value of your interest in the pool. In addition, restrictions on redemptions may affect your ability to withdraw your participation in the pool.

Further, commodity pools may be subject to substantial charges for management, and advisory and brokerage fees. It may be necessary for those pools that are subject to these charges to make substantial trading profits to avoid depletion or exhaustion of their assets. This disclosure document contains a complete description of each expense to be charged to the pool beginning at page 5 and a statement of the percentage return necessary to break even, that is, to recover the amount of your initial investment, at pages 8 and 9.

This brief statement cannot disclose all the risks and other factors necessary to evaluate your participation in the commodity pool. Therefore, before you decide to participate in this commodity pool, you should carefully study this disclosure document, including a description of the principal risk factors of this investment, beginning at page 10.

You should also be aware that this commodity pool may trade foreign futures or options contracts. Transactions on markets located outside the United States, including markets formally linked to a United States market, may be subject to regulations which offer different or diminished protection to the pool and its participants. Further, United States regulatory authorities may be unable to compel the enforcement of the rules of regulatory authorities or markets in non-United States jurisdictions where transactions for the pool may be effected.

This prospectus does not include all of the information or exhibits in the Fund's registration statement. You can read and copy the entire registration statement at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

The Fund files quarterly and annual reports with the SEC. You can read and copy these reports at the SEC public reference facilities in Chicago, New York or Washington, D.C. Please call the SEC at 1-800-SEC-0300 for further information.

The Fund's filings are posted at the SEC website at http://www.sec.gov.

PRICE ASSET MANAGEMENT, INC.
General Partner
141 West Jackson Boulevard
Suite 1340A
Chicago, Illinois 60604
(312) 648-2883

TABLE OF CONTENTS

PART ONE
DISCLOSURE DOCUMENT

PART TWO
STATEMENT OF ADDITIONAL INFORMATION

SUMMARY

Because this is a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and its exhibits before you decide to invest.

THE PARTNERSHIP

The Price Fund I, L.P., was organized as a limited partnership on October 5, 2000, in the State of Delaware. The offices of the partnership are located c/o Price Asset Management, Inc., 141 West Jackson Boulevard, Suite 1340A, Chicago, Illinois 60604, and the partnership's telephone number is (312) 648-2883.

The partnership's objective is to achieve capital appreciation through speculative trading, managed by experienced trading advisors, of futures contracts, options on futures contracts and forward contracts. Investment in the partnership may provide investors an opportunity to diversify a portfolio of traditional investments consisting of stocks and bonds.

THE GENERAL PARTNER

The general partner of the partnership is Price Asset Management, Inc., an Illinois corporation that is wholly owned by Walter Thomas Price, III. The general partner administers the business and affairs of the partnership. The general partner is registered with the Commodity Futures Trading Commission (CFTC) as a commodity pool operator and a commodity trading advisor and is a member of the National Futures Association (NFA). The general partner's main business office is located at 141 West Jackson Boulevard, Suite 1340A, Chicago, Illinois 60604, and its telephone number is (312) 648-2883.

[The remainder of this page was intentionally left blank.]

Organizational Chart

This chart depicts the relationship among the various service providers of this offering. Price Asset Management, Inc. serves as the general partner for The Price Fund I, L.P. and allocates the fund's assets among the managers selected by it.



Price Asset Management, Inc. General Partner
Atrium Securities, Inc. Direct Participation Broker Dealer
Limited Partnership Agreement
Selling Agreement
The Price Fund I, L.P.
May appoint other Broker Dealers as Selling Agents
Clearing Agreement
Price Futures Group, Inc. Introducing Broker
Subscription Agreement
Trading Advisory Agreement
IB Agreement
Funds Selected and Appointed by General Partner
Commodity Trading Advisors Selected and Appointed by General Partner
Man Financial Inc. Clearing Broker

Organizational chart prepared by Price Asset Management, Inc.

THE TRADING ADVISORS AND FUNDS

The general partner will choose one or more trading advisors that will be responsible for making trading decisions on behalf of the partnership and will allocate funds to these advisors. In addition, the general partner will invest in funds managed by trading advisors in such amounts and in such proportion as the general partner determines in its sole discretion. The trading advisors to whom the partnership anticipates making allocations over time are Clarke Capital Management, Inc., Campbell & Company, Inc., Millburn Ridgefield Corporation, Arcanum Investment Management Limited, Willowbridge Associates, Inc. and Price Capital Markets, Inc. The funds to which the General Partner will allocate partnership funds are the Campbell Strategic Allocation Fund, L.P. (managed by

Campbell & Company, Inc.), and Global Macro Trust (managed by Millburn Ridgefield Corporation). The general partner will allocate partnership assets initially to the Campbell Strategic Allocation Fund, L.P. and the Global Macro Trust. Once the partnership has sufficient assets, the general partner anticipates making an allocation to an account managed by Clarke Capital Management, Inc. Consistent with its fiduciary duties to the limited partners, the general partner may modify its allocation among the trading advisors or fund allocations or select new advisors or funds at any time.

The initial trading advisors and funds selected by the general partner, and any trading advisors and funds that the general partner may select in the future, are expected to rely principally on technical analysis. Technical analysis is not based on the anticipated supply and demand of the "cash" or "physical" (that is, actual) commodity. Technical analysis is based on the theory that a study of the markets themselves (in particular, of trends of prices established by the markets for various instruments during selected historical periods) provides a means of anticipating prices. Technical analysis of the markets often includes a study of the actual daily, weekly and monthly price fluctuations, as well as volume variations and changes in open interest. Charts and/or computers are used for the analysis of these items and other technical market data.

Clarke Capital Management, Inc.

Clarke Capital Management, Inc. ("Clarke") will trade the partnership's assets allocated to it using Clarke's Millennium Program. Clarke's Millennium Program employs techniques that utilize a number of trading models acting independently. Each model generates its own entry and exit signals and trades both sides of the market (long and short). With minor differences only for long or short positions, a particular model trades all markets with the same rules and parameters, regardless of the program. The Millennium Program uses several very long term models among the 27 in its portfolio. These very long term models generally produce larger profits per trade, but lower profits per day than shorter models. This program currently trades approximately 83 domestic and international commodity interests, largely long or short interest rate contracts reflecting interest rates in Europe, North America and Australia.

Campbell & Company, Inc.

Campbell & Company, Inc. ("Campbell") will trade the partnership's assets allocated to it using Campbell's Financial, Metal & Energy Small Portfolio. This program trades futures and forward contracts on precious and base metals, energy products, stock market indices, interest rate instruments and foreign currencies. Campbell uses a computerized, technical, trend-following approach combined with quantitative portfolio management analysis and seeks to identify and profit from sustained price trends. Currently, over five trading models are utilized in most markets traded. Each model analyzes market movements and internal market and price configurations.

Millburn Ridgefield Corporation

Millburn Ridgefield Corporation ("Millburn Ridgefield") will trade the partnership assets allocated to it using Millburn Ridgefield's leveraged, fully-diversified futures portfolio. The objective of this portfolio is to participate in all major sustained price moves in the markets traded. Millburn Ridgefield regards its approach as long-term in nature and makes trading decisions pursuant to its trading method, which includes technical trend analysis, certain non-trend-following technical systems, and money management principles applied to the portfolio as a whole. The portfolio trades futures, options on futures and forwards contracts on currencies, metals, financial instruments, stock indices, energy and agricultural commodities. Approximately 30%–45% of the trading, measured by Millburn Ridgefield's assessment of risk, is currently in the currency markets.

Arcanum Investment Management Limited

Arcanum Investment Management Limited ("Arcanum") will trade the partnership assets allocated to it using Arcanum's A.I.M. Traded Option Program. This program is a non-directional trading system with strict risk control parameters that trades out-of-the-money call and put options on futures on the FTSE 100 Stock Index. The A.I.M. Traded Option Program began trading in October 1997 and was last modified in November 1997.

Willowbridge Associates Inc.

Willowbridge Associates Inc. ("Willowbridge") will trade the partnership assets allocated to it using Willowbridge's Argo Trading System. This system is one of six technical trading strategies used by Willowbridge to manage discretionary accounts. The Argo system trades futures and options on futures on grains, precious metals, energy, meats and softs.

Price Capital Markets, Inc.

Price Capital Markets, Inc. ("Price Capital Markets") will trade the partnership's assets allocated to it using Price Capital Markets' PriceMark System. The PriceMark System operates on a momentum driven basis. The system is designed to exit losing positions early while allowing winning positions to continue. The PriceMark System relies solely on technical analysis. Price Capital Markets trades in commodity futures and options on futures contracts traded on the Chicago Board of Trade, Chicago Mercantile Exchange, International Monetary Market and New York Board of Trade. However, it may place trades in any commodity futures contract, or option on a futures contract, on any exchange.

Campbell Strategic Allocation Fund, L.P.

The Campbell Strategic Allocation Fund, L.P. trades in the U.S. and international futures, forward and swap markets, specifically in a portfolio focused primarily on financial futures and forwards, which are instruments designed to hedge or speculate on changes in interest rates, currency exchange rates or stock index values. A secondary emphasis is on metals and energy products. Campbell is the Fund's general partner and trading advisor and uses its computerized, trend-following, technical trading and risk control methods to seek substantial medium- and long-term capital appreciation while, at the same time, seeking to control risk and volatility.

Global Macro Trust

Global Macro Trust will seek profit opportunities in global fixed income instruments, currencies, stock indices and commodities. Millburn Ridgefield will serve as the trust's managing owner and trading advisor. Millburn Ridgefield will use its proprietary quantitative, systematic trading method to trade in futures and forward contracts and related options on futures for the trust. Positions held by the trust may be either long contracts to buy or short contracts to sell. The ability to take both long and short positions provides the trust with the flexibility to capitalize on opportunities in both rising and falling markets.

As of the date of this Registration Statement, the Global Macro Trust has not yet commenced trading. However, once trading has begun Millburn Ridgefield will use the same portfolio composition that is used in their Diversified Portfolio.

THE COMMODITY BROKERS

The partnership's commodity brokers are responsible for assuring that the partnership's trades are properly processed and recorded or "cleared" by the clearinghouses affiliated with the exchanges on which the trades take place, and for holding the partnership's funds deposited with the commodity brokers as margin for the trades. Man Financial Inc. initially will serve as the clearing commodity broker for the partnership. Man Financial may also act as the dealer on each foreign currency forward contract for the partnership.

The Price Futures Group, Inc., an affiliate of the general partner, will act as the introducing broker for the partnership. As the introducing broker, The Price Futures Group will introduce the partnership's futures transactions to the clearing broker, in return for a portion of the clearing broker's commission.

FEES TO BE PAID BY THE PARTNERSHIP

The partnership will pay the following fees:

RECIPIENT	SALES COMMISSION	MANAGEMENT FEE	INCENTIVE FEE	BROKERAGE COMMISSION
Selling Agent	4% ($40 per $1000 invested) 1.5% trailing commission/annum	N/A	N/A	N/A
General Partner	N/A	1% [1]	5% [2][3]	N/A
Campbell Fund	N/A	2% [1]	20% [2][3]	N/A
Global Macro Trust	N/A	2% [1]	20% [2][3]	N/A
Clarke	N/A	0%	30% [2]	N/A
Campbell	N/A	2% [1]	20% [2][3]	N/A
Millburn	N/A	2% [1]	20% [2][3]	N/A
Arcanum	N/A	2% [1]	20% [2][3]	N/A
Willowbridge	N/A	2% [1]	20% [2][3]	N/A
Price Capital Markets	N/A	2% [1]	20% [2]	N/A
Man Financial	N/A	N/A	N/A	up to $25 per round turn

(1) Paid monthly at 1/12th of this rate.
(2) Calculated and paid quarterly.
(3) The general partner will receive a 5% incentive fee assessed in addition to advisor's or fund's incentive fees paid to Campbell Fund, Global Macro Trust, Campbell, Millburn or Willowbridge. The general partner will receive from Arcanum 20% of any incentive fee paid to Arcanum.

The partnership has designated Atrium Securities, Inc., which is an affiliate of the general partner, as selling agent for the units. Atrium Securities will receive a 4% commission ($40 per $1,000 invested), and Atrium Securities may pay some or all of this commission to any other selling agent it may appoint. A selling agent will receive commission credit for any additional unit purchased by an investor to whom the selling agent originally sold a unit.

Atrium Securities and each additional selling agent will identify to the partnership the individual salesperson responsible for selling each unit. The partnership will pay a trailing commission for each unit sold equal to 1.5% of the net asset value of a unit. The trailing commission will be based on net asset value of a unit as of the last day of each year, beginning December 31, 2002. No trailing commission will accrue or be paid for any unit that has been outstanding for less than one full year. If a unit has been outstanding for a year and is redeemed during a subsequent year, the trailing commission for the subsequent year will be prorated and calculated on the net asset value on the date of redemption. To be eligible to receive the trailing commission, the salesperson at the time of payment must be a registered representative of a broker-dealer that is registered with the SEC and is a member of the NASD or an associated person of a futures commission merchant registered with the CFTC. In addition, if the salesperson has left the firm that he or she was with at the time of the original sale, the sales person must have entered into an agreement to provide continuing investor services to those persons who purchased units from him or her in order to continue receiving a portion of the trailing commission.

The partnership will pay a monthly management fee to each trading advisor other than Clarke based on partnership net assets allocated to that advisor as of the first day of each month, regardless of the advisor's performance. The partnership will also pay the general partner a monthly management fee based on the partnership's total assets. These monthly management fees will be calculated at the annual rates shown above. Interest income will accrue to the partnership.

5

The partnership will pay each trading advisor an incentive fee at the end of each quarter based on new trading profits (excluding interest income and after deducting management fees) earned on partnership net assets allocated to each trading advisor. Each trading advisor and the general partner will receive an incentive fee based on new net profits. In the case of Arcanum, the general partner will receive from Arcanum 20% of the advisor's incentive fee. With respect to the other advisors and funds, the general partner will receive a 5% incentive fee charged to the partnership in addition to that which is charged by the trading advisors or funds. You should understand that a trading advisor, and therefore, the general partner, may receive an incentive fee as a result of profitable trading in a quarter, even though the partnership as a whole is not profitable.

The brokerage fee payable to the partnership's clearing broker, Man Financial Inc., on managed accounts will be up to $25.00 per round turn for transactions entered into by the partnership, which the partnership in some cases may pay on a half-turn basis. For its services as introducing broker, The Price Futures Group, Inc., an affiliate of the general partner, will receive a portion of this brokerage fee. The partnership will also pay, or reimburse Man Financial if previously paid, for NFA, exchange, clearing, and give-up fees (estimated at $2.50 per round turn). Brokerage fees, give up fees and these other payments are estimated to total approximately 4.05% of net assets of the partnership per year.

A total of 0.5% of the purchase price of each unit will be applied toward the payment of expenses relating to the offering of the units other than sales commissions which may be increased to 1.0% at the discretion of the general partner. Initially, The Price Futures Group is paying these expenses, and the partnership will reimburse The Price Futures Group as units are sold. The Price Futures Group has also agreed to pay, without reimbursement, the partnership's organization expenses.

The partnership will pay all of its direct legal, accounting, filing, reporting and data processing expenses, incentive fees, management fees, brokerage fees and extraordinary expenses, subject to overall limitations on fees described in the partnership's limited partnership agreement. The general partner will bear any fees in excess of these limitations, as well as general and administrative expenses of the partnership not directly attributable to the partnership's trading activities.

THE OFFERING OF UNITS

Purchase Price and Minimum Subscription

The partnership is initially offering units for $1,000 per unit until the partnership sells 1,000 units and begins trading. Afterward, the partnership will offer units on a continuous basis, and you may only purchase units as of the close of business on the last day of each month, provided that your subscription has been received at least ten business days before the end of that month, at a purchase price equal to 100% of the net asset value per unit on the date of purchase. The minimum initial subscription per investor is $5,000 ($2,000 for an IRA or qualified retirement plans). There is no minimum for additional subscriptions, except that subscriptions must be purchased in multiples of $1,000. The general partner may, in its sole discretion, reject any subscription in whole or in part.

Subscription Terms

Until the partnership sells 1,000 units, LaSalle Bank National Association, as escrow agent, will hold all subscription payments in escrow. Pending their release, the escrow agent will invest subscription payments in an account maintained by the escrow agent. Any interest earned on this account will be paid to subscribers.

If the general partner accepts your subscription, you will be paid any interest earned on your subscription payment at the same time your subscription payment is released to the partnership. If the general partner rejects your subscription, you will receive a full refund of your subscription payment, together with any interest earned on your funds while held in escrow.

After the partnership sells 1,000 units and begins trading, the partnership will hold new subscription payments in a special non-interest bearing subscription account until each monthly closing date. The partnership will not deposit funds in this account for any new investor until the partnership has accepted the investor's subscription agreement.

WHO MAY SUBSCRIBE

Investment Considerations

You should purchase units in the partnership only if you understand the risks involved in the investment and only if your financial condition permits you to bear those risks, including the risk of losing all or substantially all of your investment in the partnership. You should invest in the units only with the risk capital portion of your investment portfolio.

Financial Suitability

Unless otherwise specified in the subscription agreement under "State Suitability Requirements," you must have either: (1) both a net worth of at least $45,000, exclusive of home, furnishings and automobiles, and an annual income of at least $45,000, or (2) a net worth of at least $150,000, exclusive of home, furnishings and automobiles. You should be aware, however, that certain states impose more restrictive suitability and/or higher minimum investment requirements as shown in Exhibit C.

Before you invest you will be required to represent and warrant that you meet the applicable state minimum financial suitability standard set forth in the subscription agreement, which may also require a greater minimum investment. The general partner, Atrium Securities and any additional selling agents Atrium Securities may appoint, will make every reasonable effort to determine that the purchase of the units is a suitable and appropriate investment for you based on information you provide regarding your financial situation and investment objectives.

SUMMARY OF RISK FACTORS YOU SHOULD CONSIDER

- The partnership's trading in futures contracts, options on futures contracts and forward contracts is speculative and trading performance is expected to be volatile.

- Futures contracts are leveraged instruments, which accentuate the trading profit or trading loss on a trade.

- Past performance is not necessarily indicative of future results.

- If you redeem your units within the first six months after your initial purchase, you must pay a redemption charge equal to 4% of the net asset value of the units being redeemed; you will be charged a redemption fee equal to 3% on redemptions after the first six but within the first nine months after your initial purchase.

- The units will not be listed on an exchange and no other secondary market will exist for the units.

- The fixed expenses of the partnership, including selling commissions and other offering expenses, will be substantial. To break even in the first year, the partnership would need to earn an estimated return on assets of 8.04%. Assuming the partnership breaks even in the first year, the partnership would need to earn an estimated 4.40% return on assets each subsequent year to break even based on expense estimates for the first year of operation.

- You will be taxed on your share of partnership income, even though the partnership may not make any distributions.

See "Risk Factors" below for a more complete description of the risks associated with an investment in the partnership.

MAJOR CONFLICTS OF INTEREST

- If the partnership's trading for a given period is not successful, the general partner could receive income as a result of a single trading advisor's profitable performance at a time when the partnership is not profitable.

- The general partner may receive a portion of the incentive fees paid for the management of partnership assets allocated to managed accounts. The general partner may have an incentive to select trading advisors that agree to share a portion of their fees with the general partner even though their performance is not comparable to that of other trading advisors.

- The general partner and introducing broker are affiliates of each other, and the introducing broker receives a substantial portion of the per transaction brokerage fee charged by the clearing broker to the partnership. The general partner, therefore, has an incentive to select trading advisors that will generate a larger number of trades to benefit the introducing broker.

- The general partner also has a potential conflict of interest in advising subscribers whether they should redeem their units or purchase additional units.

- The general partner may allocate a portion of the partnership's assets to Price Capital Markets, Inc., an affiliate of the general partner. Because of the affiliation, the general partner may indirectly derive a financial benefit from this allocation. In addition, the terms of the advisory agreement will not be negotiated by an independent party, although the general partner will attempt to conform the terms of the advisory agreement to the terms of the agreements with the partnership's independent trading advisors.

- The trading advisors, commodity brokers and general partner may trade futures contracts, options on futures contracts and forward contracts and, thus, they may compete with the partnership for positions. Also, the other commodity pools and accounts managed by the trading advisors compete with the partnership for positions. These conflicts can result in less favorable prices on the partnership's transactions.

- The CFTC and certain United States futures exchanges have established speculative position limits on the maximum number of futures and options on futures positions that may be held or controlled by any one person or group. Therefore, a trading advisor may have to reduce the size of its futures position (including those of the partnership) to avoid exceeding position limits. This could adversely affect the profitability of the partnership.

BREAKEVEN ANALYSIS

The following table shows:

- The fees and expenses that you would incur on an initial investment of $5,000 in the partnership and the amount that your investment must earn to break even after one year.

- The amount of trading profits the partnership must earn in each subsequent year (assuming break-even in year one) to pay fees and expenses on your $5,000 investment.

The table assumes that Clarke Capital Management, Inc. will be allocated 20%, Campbell Strategic Allocation Fund, L.P. (managed by Campbell & Company, Inc.) will be allocated 40% and Global Macro Trust (managed by Millburn Ridgefield Corporation) will be allocated 40% of the partnership's assets for the applicable period, although the general partner in its discretion may allocate assets in another manner.

It is not anticipated that allocations will be made to Willowbridge, Arcanum or Price Capital Markets during the first year.

Breakeven Analysis		
Routine Expenses	**Percentage Return Required**	**Dollar Return Required ($5,000 Initial Investment)**
Selling Commissions[1]	4.00%	$200
Offering Expenses[2]	0.50%	$25
Brokerage Fees[3]	4.05%	$193
CTA Management Fees[4]	1.60%	$83
CTA Incentive Fees[5]	26.00%	$33
GP Management Fee	1.00%	$51
Less Interest Income	4.00%	$183
First Twelve-Month Breakeven	8.04%	$402
Subsequent Twelve-Month Breakeven[6]	4.40%	$220

[1]   A wholesale fee of up to 1.0% which is not included in the table may be charged in addition to the selling commission shown in the table on units distributed through a wholesaler. Any such fee will increase the breakeven cost on units for which it is charged.

[2]   The General Partner has reserved the right to increase offering expense reimbursement from 0.5% to 1.0%.

[3]   Brokerage Fees are estimated based on expected volume of trading activity and represent an average of the brokerage firms, fund and trading advisors used.

[4]   CTA Management Fees represent an average of the fee charged by each of the initial advisors.

[5]   CTA Incentive Fees represent an average of the fee charged by each of the initial advisors and the general partner on new trading profits earned during the first year.

[6]   Based on expense estimates for the first year of operation.

REDEMPTIONS AND REDEMPTION CHARGES

If you redeem your units on or before the end of nine full months following the effective date of purchase of the units being redeemed, you will be subject to the following redemption fees: (i) units redeemed on or before the end of the first six months after their effective date will be charged a redemption fee of 4% of the net asset value at which they are redeemed; and (ii) units redeemed after six months, but on or before the end of nine months after their effective date will be charged a redemption fee of 3% of the net asset value at which they are redeemed. There is no redemption charge for units redeemed after nine full months from the effective date of purchase. Redemption fees will be paid to the general partner.

DISTRIBUTIONS

The general partner currently does not intend to make any distribution of partnership profits.

TAX CONSIDERATIONS

Even though the general partner currently does not intend to make distributions, your allocable share of the trading profits and other income of the partnership will be taxable to you.

The trading activities of the partnership, in general, will generate capital gains and losses and ordinary income. Forty percent of any trading profits on United States exchange-traded contracts are taxed as short-term capital gains at your ordinary income tax rate, while sixty percent of these gains are taxed at your long-term capital gains tax rate. The general partner expects that the partnership's trading gains from other contracts will be primarily short-term capital gains. This tax treatment applies regardless of how long you hold your units.

Your ability to deduct partnership losses allocated to you may be limited under applicable provisions of the Internal Revenue Code.

RISK FACTORS

This section describes various risks that you will face with an investment in the partnership.

TRADING AND PERFORMANCE RISKS

The partnership has no operating history. As of the date of this prospectus, the partnership had not commenced commodities activities, and its only transactions were the organization of the partnership, the initial capital contribution of the general partner and the preparation for this offering.

The partnership's trading will be speculative and volatile.   The rapid fluctuations in the market prices of futures contracts, options on futures contracts and forward contracts make an investment in the partnership volatile. Market volatility is caused by changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. If a trading advisor or a fund incorrectly predicts the direction of prices, large losses may occur. The partnership has not yet commenced trading activity; however, it is anticipated that the partnership will experience volatility in its performance on both a monthly and an annual basis. The partnership may suffer sudden and substantial losses from time to time and the daily value of the units will be variable and uncertain. The net asset value may change materially between the date on which you subscribe for units and the date the units are issued or the date you request a redemption and the month-end redemption date.

Futures contracts are leveraged instruments.   The trading advisors for the partnership may use substantial leverage when trading, which could result in immediate and substantial losses. For example, if 10% of the face value of a contract is deposited as margin for that contract, a 10% decrease in the value of the contract would cause a total loss of the margin deposit. A decrease of more than 10% in the value of the contract would cause a loss greater than the amount of the margin deposit.

Options on futures trading can be more volatile than futures trading.   The partnership may trade options on futures contracts. Although successful options trading requires many of the same

skills as successful futures trading, the risks are different. Successful options trading requires a trader to accurately assess near-term market volatility because that volatility is immediately reflected in the price of outstanding options. Correct assessment of market volatility can often be of greater significance in trading options on futures than it is in many long-term futures strategies where volatility does not have as great an effect on the price of a futures contract.

Market illiquidity may cause less favorable trade prices.   Although a trading advisor for the partnership generally will purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a purchase or sale occur may differ from the prices expected. This situation may occur if there is a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities. In addition, most United States futures exchanges have established "daily price fluctuation limits" which preclude the execution of trades at prices outside of the limit. In addition, from time to time, the CFTC or the exchanges may suspend trading in the event of apparent market disruption. In these cases, it is possible that the partnership could be required to maintain a losing position that it otherwise would execute and incur significant losses or be unable to establish a position and miss a profit opportunity.

Trading on foreign exchanges may present greater risks to the partnership than trading on United States exchanges.   The partnership's trading advisors will trade on exchanges located outside the United States. Trading on United States exchanges is subject to CFTC regulation and oversight, including for example:

- minimum capital requirements for commodity brokers;

- regulation of trading practices on the exchanges;

- prohibitions against trading ahead of customer orders;

- prohibitions against filling orders off exchanges;

- prescribed risk disclosure statements;

- testing and licensing of industry sales personnel and other industry professionals; and

- record keeping requirements.

Trading on foreign exchanges is not regulated by the CFTC or any other United States governmental agency. Trading on foreign exchanges may be subject to regulations that are different from those to which United States exchange trading is subject, provide less protection to investors than trading on United States exchanges and may be less vigorously enforced than regulations in the United States.

Positions on foreign exchanges are subject to the risk of exchange controls, expropriation, excessive taxation and government disruptions. The partnership could also incur losses when determining the value of its foreign positions in U.S. dollars because of fluctuations in exchange rates.

The unregulated nature of the forward markets creates counterparty risks that do not exist in futures trading on exchanges.   Unlike futures contracts, forward contracts are entered into between private parties off an exchange and are not regulated by the CFTC or by any other United States government agency. Because forwards contracts are not traded on an exchange, no exchange or clearinghouse guarantees their performance, and the partnership is at risk as to the ability of the counterparty to the trade to perform on the forwards contract. Because trading in the forward markets is not regulated, there may be less regulatory supervision of trade pricing and other trading activities in such markets. Pricing of forward contracts is also done through negotiation with the counterparty and is not standardized on a regulated exchange. It is possible that the clearing broker for the partnership may function as counterparty in such transactions.

The partnership is subject to speculative position limits.   The CFTC and certain United States futures exchanges have established speculative position limits on the maximum number of futures

and options on futures positions that may be held or controlled by any one person or group in particular commodities. Therefore, a trading advisor may have to reduce the size of its futures position (including those of the partnership) to avoid exceeding position limits, which could adversely affect the profitability of the partnership.

The partnership could lose assets and have its trading disrupted if a commodity broker or others become bankrupt.   The partnership's assets could be lost or impounded and trading suspended if a commodity broker, an exchange or a clearinghouse becomes insolvent or involved in lengthy bankruptcy proceedings. In that event, the partnership may be limited to recovering only its pro rata share of all available customer funds segregated by the clearing broker or counterparty.

Furthermore, dealers in forward contracts and related options on futures are not regulated by the Commodity Exchange Act and are not obligated to segregate customer funds. As a result, the partnership does not have even this protection in forward contracts.

PARTNERSHIP AND OFFERING RISKS

The partnership incurs substantial charges.   The partnership must pay substantial charges and must earn significant trading profits just to pay those expenses. During the period in which units are being sold, these charges include selling commissions and other offering expenses. To break even in the first year, the partnership would need to earn an estimated return on assets of 8.04%. Assuming the partnership breaks even in the first year, the partnership would need to earn an estimated 4.40% return on assets each subsequent year to break even.

The partnership may pay incentive fees even though the partnership sustains trading losses.   The partnership will pay an incentive fee at the end of each quarter based on new trading profits (excluding interest income) earned on partnership net assets allocated to each trading advisor and to the funds to which assets are allocated. A portion of the incentive fee will be paid to the trading advisor, and the remainder will be paid to the general partner. You should understand that a trading advisor and the general partner may receive an incentive fee even though the partnership as a whole is not profitable.

New trading profits include unrealized appreciation on open positions. Accordingly, it is possible that the partnership will pay an incentive fee on trading profits that are not subsequently realized. Also, each trading advisor and the general partner will retain all incentive fees paid to it, even if the assets of the partnership managed by the trading advisor incur a subsequent loss after payment of an incentive fee. Because incentive fees are paid quarterly, it is possible that an incentive fee may be paid on assets allocated to a trading advisor during a year in which the assets allocated to the trading advisor subsequently suffers a loss for the year. Because each trading advisor for the partnership will receive an incentive fee based on the new trading profits earned by it for the partnership, the trading advisor may have an incentive to make investments that are riskier than would be the case in the absence of this incentive fee.

An investment in the units offers limited investment liquidity. There is no secondary market for units, and if you redeem your units before you have been an investor in the partnership for six months, you must pay a redemption charge equal to 4% of the net asset value of the units being redeemed. If you redeem after six months but before the end of nine months, you will be charged a redemption fee of 3%. Your right to receive payment on a redemption is not absolute and is dependent upon the partnership having sufficient assets to pay its liabilities on the redemption date. It is also dependent on the general partner receiving your request for redemption at least ten business days before the redemption date.

An investment in units may not diversify an overall portfolio. Because futures, forwards and options on futures have historically performed independently of traditional investments, the general partner believes that managed futures funds like the partnership can diversify a portfolio of stocks and bonds. However, the general partner cannot assure you that the partnership will perform with a significant degree of non-correlation to your other investments in the future.

TRADING ADVISOR AND FUND RISKS

The partnership relies on the trading advisors. The trading advisors engaged by the partnership are responsible for making all trading decisions for the partnership, along with the trading advisors engaged by the funds into which the partnership allocates assets. Cash is the only partnership investment directed by the general partner. The general partner cannot assure you that the trading programs employed by any trading advisor will achieve any given level of performance or will not incur losses.

Market factors may adversely influence the trading programs. Often, the most unprofitable market conditions for the partnership are those in which prices "whipsaw," moving quickly in one direction, then reversing, then moving in one direction again, then reversing again. In these conditions, a trading advisor may establish positions based on incorrectly identifying both the brief upward or downward price movements as trends when in fact no trends sufficient to generate profits develop.

To the extent that the general partner selects advisors and funds that employ trend-following techniques, the partnership may not trade profitably unless there are major price trends in at least some of the markets it trades. Moreover, the price trends must be a type the systems are designed to identify. In the past there have been sustained periods without such price trends, and the general partner expects such periods to recur.

Increasing the assets managed by a trading advisor may adversely affect performance. The rates of return achieved by a trading advisor may diminish as the assets under its management increases. This can occur for many reasons, including the inability of the trading advisor to execute larger position sizes at desired prices and because of the need to adjust the advisor's trading program to avoid exceeding speculative position limits. These are limits established by the CFTC and certain U.S. futures exchanges on the number of speculative futures and option contracts in a commodity that one trader may own or control. You should know that none of the partnership's trading advisors has agreed to limit the amount of additional assets that it will manage.

Limited partners will not be aware of changes to trading programs.   Because of the proprietary nature of each trading advisor's trading programs, limited partners generally will not be advised if adjustments are made to a trading advisor's trading program to accommodate additional assets under management or for any other reason.

Limited term of management agreements may limit access to the trading advisors.   When a management agreement with a trading advisor expires, the general partner may not be able to enter into arrangements with that trading advisor or another trading advisor on terms substantially similar to the management agreement described in this prospectus. Currently, each trading advisor agreement has a one-year term, which renews annually unless earlier terminated by the general partner or the trading advisor.

The trading programs are technical and do not analyze economic factors external to market price.   The trading advisors' systematic strategies are developed on the basis of a technical analysis of market prices. Consequently, any factor external to the market itself that dominates prices may cause major losses. For example, a pending political or economic event may very likely cause a major price movement, but the Trading Advisors would continue to maintain positions indicated by its trading methods that would incur major losses if the event proved to be adverse.

The trading advisors' systematic strategies retain certain discretionary aspects. Decisions, for example, to adjust the size of the positions indicated by the systematic strategies, which contracts to trade and method of order entry require judgmental input from the trading advisors' principals. Discretionary decision-making may result in the trading advisors making unprofitable trades when a more wholly systematic approach would not have done so.

Lack of market liquidity could adversely affect the partnership's ability to realize profits or limit losses.   In illiquid markets, the partnership could be unable to close out positions to limit losses or to take positions in order to follow trends. There are many different factors that can contribute to market illiquidity.

Unexpected market illiquidity has caused major losses for some traders in recent years in such market sectors as emerging markets and mortgage-backed securities. Although it is the intention of the general partner to select trading advisors and funds that emphasize liquidity considerations, there can be no assurance that the same will not happen in the markets traded by the partnership. In addition, the large size of the positions the partnership may take increases the risk of illiquidity by both making its positions more difficult to liquidate and increasing the losses incurred while trying to do so.

Speculative position limits may alter trading decisions for the partnership.   The CFTC has established limits on the maximum net long or net short positions which any person may hold or control in certain futures contracts. Exchanges also have established such limits. All accounts controlled by a trading advisor, including the account of the partnership, are combined for speculative position limit purposes. If positions in those accounts were to approach the level of the particular speculative position limit, such limits could cause a modification of trading decisions for the partnership or force liquidation of certain futures positions.

Trading on foreign exchanges may present different and greater risk than trading on U.S. exchanges.   The partnership will trade on commodity exchanges outside the United States. Trading on foreign exchanges is not regulated by any United States governmental agency and may involve certain risks that do not arise when trading on United States exchanges. For example, the partnership could suffer losses on its non-U.S. positions because of changes in the exchange rates between the United States dollar and the currencies in which those positions are settled. Trading on foreign exchanges also presents the additional risks of exchange controls, government confiscation of assets, taxation, government disruptions and limited rights in the event of the bankruptcy or insolvency of a foreign broker or exchange.

The general partner anticipates the partnership's performance to be non-correlated to stocks and bonds, not negatively correlated.   The performance of the trading advisors have been generally non-correlated to the performance of the stock and bond markets, as represented by the S&P 500 Stock Index and the Lehman Brothers U.S. Long Treasury Bond Index. Non-correlation means that there is no statistically valid relationship between two asset classes and should not be confused with negative correlation, where the performance of two asset classes would be opposite. Because of this non-correlation, you should not expect the partnership to be automatically profitable during unfavorable periods for the stock and/or bond markets, or vice versa.

If the partnership does not perform in a manner non-correlated with the general financial markets or does not perform successfully, you will obtain no diversification benefits by investing in the units and the partnership may have no gains to offset your losses from other investments.

A trading advisor's increased equity under management could lead to lower returns for investors. Although the general partner intends to monitor the level of assets managed by the trading advisors and funds, the trading advisors have not agreed to limit the amount of money they may manage and are actively seeking additional accounts. The more money a trading advisor manages, the more difficult it may become for the partnership to trade profitably because of the difficulty of trading larger positions without negatively affecting prices and performance.

Increased competition among trend-following traders could reduce the partnership's profitability. A substantial number of commodity trading advisors use technical trading systems, particularly trend-following systems, like the trading advisors' systems. As the amount of money under the management of such systems increases, competition for execution prices may result in increased slippage that might adversely affect a trading advisor's performance.

Partnership trading is not transparent. While a managed account receives daily trade confirmations from the clearing brokers and foreign exchange dealers, the partnership's trading results are reported to unit-holders monthly. Accordingly, an investment in the partnership does not offer unit-holders the same transparency, i.e., an ability to review all investment positions daily, that a managed trading account offers.

Limitations on the deductibility of "investment advisory fees". The general partner does not intend to treat the ordinary expenses of the

Partnership as "investment advisory fees" for federal income tax purposes. The general partner believes that this is the position adopted by virtually all United States futures fund sponsors. However, were the ordinary expenses of the partnership characterized as "investment advisory fees," they would be subject to substantial restrictions on deductibility, and you would pay increased taxes in respect of your investment in the partnership and could actually recognize taxable income despite having incurred a financial loss.

TAXATION RISKS

The IRS could audit both the partnership and individual unit-holders. The IRS could audit the partnership's tax returns and require the partnership to adjust such returns. If an audit results in an adjustment, you could be audited and required to pay additional taxes, plus interest and possibly penalties.

Even though the partnership does not intend to make distributions, you will be liable for taxes on your share of the partnership's trading profits and other income. For United States federal income tax purposes, if the partnership has taxable income for a year, that income will be taxable to you in accordance with your allocable share of income from the partnership, whether or not any amounts have been distributed to you. The general partner presently does not intend to make distributions from the partnership. Accordingly, it is anticipated that you will incur tax liabilities as a result of being allocated taxable income from the partnership even though you will not receive current cash distributions with which to pay the taxes.

The partnership could be reclassified as a corporation for federal income tax purposes. If at least 90% of the partnership's gross income is not "qualifying income" such as interest, dividends, gains from disposition of stock and securities, or gains from commodities transactions, the partnership may be treated as a corporation for federal income tax purposes. If the partnership were treated as a corporation, the partnership, instead of the partners, would be subject to tax on its income at the applicable corporate rates and any partnership losses would not "flow-through" to the partners. Furthermore, any distributions by the partnership to the partners, other than liquidating distributions, would generally be taxed to the partners as ordinary income and the partnership would not be entitled to a deduction for the distribution.

The partnership's tax returns could be audited.   The IRS could audit the partnership's tax return. If an audit results in an adjustment to the partnership's tax return, you could be required to file an amended tax return.


CONFLICTS OF INTEREST


The general partner and its affiliates will seek to avoid conflicts of interest to the extent feasible and to resolve all conflicts that may arise equitably and in a manner consistent with their responsibilities to the partnership.

The following are actual and potential conflicts of interest that do and may continue to exist with respect to the partnership.

The fees payable to the general partner and its affiliates were not negotiated at arm's-length or reviewed by any independent party for fairness.   The general partner will receive a management fee. In addition, the general partner will receive a portion of the incentive fee payable with respect to new net profits earned except for assets allocated to Clarke. These fees have not been negotiated at arm's length or independently reviewed for fairness. However, the general partner believes that these fees are fair, reasonable and competitive in light of the following factors. First, the general partner is responsible for the liabilities and obligations of the partnership. Second, the general partner provides ongoing services to the partnership, including monitoring the performance of the partnership's trading advisors and reviewing and administering the redemption and exchanges of units. The general partner is not reimbursed or otherwise compensated by the partnership for these obligations and services.

The general partner has a conflict of interest in selecting The Price Futures Group, Inc. as the partnership's introducing broker and Man Financial Inc. as the partnership's clearing broker. Walter Thomas Price, III, owns both the general partner and The Price Futures Group. As the introducing broker for the partnership with respect to managed accounts, The Price Futures Group receives a substantial portion of the "round turn" brokerage fee charged by Man Financial for each transaction executed on behalf of the partnership. In addition, Man Financial guarantees The Price Futures Group. In accordance with CFTC rules, the selection of Man Financial as the partnership's clearing broker allows The Price Futures Group to act under its guarantee as introducing broker for the partnership.

Notwithstanding these conflicts of interest, the general partner believes that the customer agreement and other arrangements between the partnership and Man Financial and between the partnership and The Price Futures Group are fair, reasonable and competitive in light of the services performed.

Walter Thomas Price, III, also owns the selling agent, Atrium Securities, Inc. The compensation payable under the selling agent agreement was not determined at arm's length, but the general partner believes that the compensation is comparable to the sales compensation payable in similar offerings by unrelated third parties.

The terms of this offering were not subject to independent due diligence.   A single counsel represents the partnership, the general partner, The Price Futures Group and Atrium Securities, Inc. Therefore, the terms of this offering relating to those parties were not negotiated at arm's-length. In addition, no independent due diligence has been conducted with respect to this offering.

The selection of a trading advisor may benefit The Price Futures Group.   The general partner is responsible for selecting and replacing, if necessary, each trading advisor. However, since selecting a trading advisor who engages in a high volume of trades will increase The Price Futures Group's revenues as the introducing broker, without necessarily increasing partnership profits, the general partner has an incentive to select a trading advisor who trades more frequently. In addition, although it does not intend to do so initially, the partnership may retain Price Capital Markets, Inc., as a trading advisor. Like the general partner and The Price Futures Group, Price Capital Markets is wholly owned by Walter Thomas Price, III.

Affiliates of the general partner, the trading advisors and the commodity brokers may trade for their own accounts in competition with the partnership. The general partner does not trade futures contracts or options on futures contracts for its own account. However, officers, directors and employees of the general partner, the commodity brokers, and the trading advisors and their affiliates, principals, officers, directors and employees, may trade futures, forwards and options on futures for their own proprietary accounts. Their trading records will not be available to you. As a result, you will not be able to compare the performance of their trading to the performance of the partnership.

Man Financial is a large futures commission merchant, handling substantial customer business in futures contracts, options on futures contracts and forward contracts. Thus, Man Financial may effect transactions for the account of the partnership in which the other parties to the transactions are employees or affiliates of the general partner, the trading advisors, Man Financial or customers or correspondents of Man Financial. These persons might also compete with the partnership in bidding on purchases or sales of futures, forwards and options on futures without knowing that the partnership is also bidding. It is possible that transactions for these other persons might be effected when similar trades for the partnership are not executed or are executed at less favorable prices.

The trading advisors manage other accounts that may compete with the partnership. The trading advisors may manage other accounts trading futures contracts, options on futures contracts and forward contracts, in addition to the partnership's accounts. This raises several potential conflicts:

• Each trading advisor must aggregate futures and options on futures positions in other accounts managed by it with futures and options on futures positions in the partnership's account for speculative position limits purposes. This may require the trading advisor to liquidate or modify positions for all of its accounts, which could adversely affect the partnership's performance.

• The trading advisors may also manage accounts that pay fees higher than the fees paid by the partnership. The trading advisors would have a conflict of interest in rendering advice to the partnership because the compensation it receives for managing another account exceeds the compensation it receives for managing the partnership's account.

• If a trading advisor makes trading decisions for other accounts and the partnership's account at or about the same time, the partnership may be competing with those other accounts for the same or similar positions. The trading advisor's records for these other accounts are not available to the partnership.

The customer agreement with the partnership's commodity broker permits actions that could result in losses or lost profit opportunity. Under the partnership's customer agreement with Man Financial, all funds, futures contracts, options on futures contracts, forwards contracts, securities positions and credits carried for the partnership are held as security for its obligations to Man Financial; and Man Financial has the right from time to time to establish the margins necessary to initiate or maintain open positions.

The customer agreement also gives Man Financial the right to close out positions, purchase futures contracts, options on futures contracts and forwards contracts, or cancel orders at any time it deems necessary for its protection, without the consent of the partnership. Man Financial may take these actions, for example, if prices in the futures markets are moving rapidly against the partnership's positions and Man Financial is concerned that potential losses could exceed the partnership's assets. Although unlikely, this might occur when a trading advisor believes that market conditions will change and that existing positions or trades it desires to make on behalf of the partnership would be profitable.

The officers and directors of the general partner may trade for their own accounts. The general partner does not intend to trade for its own account. However, its officers and directors may, from time to time, trade commodity interest contracts for their own proprietary accounts. The records of trading in these accounts will not be made available to you for inspection.

FIDUCIARY RESPONSIBILITY AND LIABILITY

You should be aware that the general partner has a fiduciary duty under the limited partnership agreement and the Delaware Revised Uniform Limited Partnership Act to exercise good faith and fairness in all dealings affecting the partnership. The partnership's limited partnership agreement does not permit the general partner to limit, by any means, the fiduciary duty it owes to investors. If you believe the general partner has violated its responsibilities, you may seek legal relief under the Partnership Act, the Commodity Exchange Act, applicable federal and state securities laws, and other applicable laws. Each trading advisor also has a fiduciary duty under applicable law to the partnership.

The limited partnership agreement and the selling agent agreement provide that the general partner, Man Financial, Atrium Securities, Inc. (as selling agent), any other firm selling units, and their affiliates will not be liable to the partnership or its investors for any act or omission by or on behalf of the partnership which they determine in good faith to be in the best interests of the partnership, unless the act or omission constituted misconduct or negligence. Under the limited partnership agreement, the partnership's customer agreement with Man Financial and the selling agent agreement, the partnership has agreed to indemnify and defend the general partner, Man Financial, Atrium Securities, any additional firm that acts as a selling agent (and their affiliates), against any loss, liability, damage, cost or expense (including attorneys' and accountants' fees and expenses) they incur which arise from acts or omissions undertaken by or on behalf of the partnership, including claims by investors. Payment of any indemnitee by the partnership would reduce the net assets of the partnership. The partnership does not carry liability insurance covering these potential losses or indemnification exposure.

No indemnification of the general partner, Atrium, any additional selling agent, or their affiliates by the partnership is permitted for losses, liabilities or expenses arising out of alleged violations of federal or state securities laws unless a court finds in favor of the indemnity on the merits of the claim, or a court dismisses the claim with prejudice on the merits, or a court has approved a settlement on the claim and finds that the indemnification should be made by the partnership. Where court approval for indemnification is sought, the person claiming indemnification must advise the court of the views on indemnification of the SEC and the relevant state securities administrators. It is the opinion of the SEC that indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or controlling persons of the partnership or the general partner is against public policy and is therefore unenforceable. The CFTC has issued a statement of policy relating to indemnification of officers and directors of a futures commission merchant, such as Man Financial, and its controlling persons. Under that statement of policy, the CFTC has taken the position that whether this indemnification is consistent with the policies expressed in the Commodity Exchange Act will be determined by the CFTC on a case-by-case basis.

The advisory agreement with each trading advisor generally provides that the trading advisor and its affiliates will not be liable to the partnership or the general partner or their partners, officers, shareholders, directors or controlling persons. The trading advisor is, however, liable for acts or omissions of the trading advisor or its affiliates if the act or omission constitutes a breach of the advisory agreement or a representation, warranty or covenant in the advisory agreement, misconduct or negligence. The trading adviser is also liable if the act or omission is the result of these persons not having acted in good faith and in the reasonable belief that such actions or omissions were in, or not opposed to, the best interests of the partnership.

The partnership has agreed to indemnify and defend its trading advisors and their affiliates against any loss, claim, damage, liability, cost and expense resulting from a demand, claim, lawsuit, action or proceeding (other than those incurred as a result of claims brought by or in the right of the indemnified party), relating to the trading activities of the partnership, if a court finds that the action or inaction giving rise to the claim did not constitute negligence, misconduct or a breach of the advisory agreement or a representation, warranty or covenant of the trading advisor in that agreement, and was done in good faith and in a manner the indemnified party reasonably believed to be in, or not opposed to, the best interests of the partnership.

The partnership will also indemnify each trading advisor and its affiliates against any loss, claim, damage, liability, cost and expense, arising under the federal securities laws, the Commodity Exchange Act, or the securities or Blue Sky law of any jurisdiction, in respect of the offer or sale of units. This indemnification will be made for liabilities resulting from a breach of any representation, warranty or agreement in the advisory agreement relating to the offering, or an actual or alleged misleading or untrue statement of a material fact, or an actual or alleged omission of a material fact, made in this prospectus or the registration statement of which this prospectus is a part or related selling material. The partnership will not indemnify a trading advisor if the statement or omission relates to the trading advisor or its principal, and was made in reliance upon, and in conformity with, information or instructions furnished by the trading advisor, or results from a breach by the trading advisor of any representation, warranty or agreement relating to the offering.

If you have questions concerning the duties of the partnership, the general partner, Man Financial, Atrium Securities, any additional firm selling units or the trading advisors, you should consult your attorney.

DESCRIPTION OF CHARGES

CHARGES TO THE PARTNERSHIP

The partnership is subject to substantial charges, all of which are described below.

Recipient	Charge to Partnership
Selling Agents[1]	Selling Commissions; Trailing Commissions
General Partner[2]	Monthly Management Fee; Quarterly Incentive Fees
The Price Futures Group (Introducing Broker)	Reimbursement of Offering Expenses other than Selling Commissions
Trading Advisors	Monthly Management Fee; Quarterly Incentive Fees
Man Financial and Introducing Broker	Per Transaction Brokerage Fee

[1] The partnership may pay up to a 1% wholesale fee to a selling agent or wholesaler depending on the means of distribution.
[2] The general partner will receive a portion of the incentive fees assessed in addition to any advisor's or fund's incentive fee paid to Campbell Fund, Global Macro Trust, Campbell, Millburn or Willowbridge. The general partner will receive from Arcanum a portion of any incentive fee paid to Arcanum.

SELLING AGENT

The partnership has designated Atrium Securities, which is an affiliate of the general partner, as selling agent for the units. Atrium Securities will receive a 4% commission ($40 per $1,000 invested), and Atrium Securities may pay some or all of this commission to any other selling agent it may appoint. A selling agent will receive commission credit for any additional unit purchased by an investor to whom the selling agent originally sold a unit.

Under the terms of the Selling Agreement for the Campbell Strategic Allocation Fund, L.P.

(Campbell Fund), a selling commission of 4% of the partnership's allocation to the Campbell Fund is payable to Atrium Securities. Atrium Securities has agreed to return an amount equal to this selling commission to the partnership and will not otherwise be compensated for the partnership making an allocation to the Campbell Fund.

Atrium Securities and each additional selling agent will identify to the partnership the individual salesperson responsible for selling each unit. The partnership will pay a trailing commission for each unit sold equal to 1.5% of the net asset value of a unit. The trailing commission will be based on net asset value of a unit as of the last day of each year, beginning December 31, 2002. No trailing commission will accrue or be paid for any unit that has been outstanding for less than one full year. If a unit has been outstanding for a year and is redeemed during a subsequent year, the trailing commission for the subsequent year will be prorated. To be eligible to receive the trailing commission, the salesperson at the time of payment must be a registered representative of a broker-dealer that is registered with the SEC and is a member of the NASD or an associated person of a futures commission merchant registered with the CFTC. In addition, if the salesperson has left the firm that he or she was with at the time of the original sale, the salesperson must have entered into an agreement to provide continuing investor services to those persons who purchased units from him or her.

TRADING ADVISORS AND GENERAL PARTNER

The partnership will pay its trading advisors a monthly management fee, whether or not the assets of the partnership are profitable. In addition, the partnership pays trading advisors an incentive fee on new trading profits earned on the partnership net assets that are allocated to them.

Management Fee to General Partner. The partnership will pay the general partner a monthly management fee equal to $\frac{1}{12}$th of 1% of the value of the partnership's net assets at the end of the month, whether or not the partnership is profitable.

Monthly Management Fee to Trading Advisors. The partnership pays its trading advisors a management fee based on net assets under management as of the first day of each month. The fee is payable monthly at $\frac{1}{12}$th of the following rates:

Trading Advisor/Fund	Management Fee
Campbell (Fund)	2%
Global Macro (Fund)	2%
Clarke	0%
Campbell (Advisor) [1]	2%
Millburn (Advisor) [1]	2%
Arcanum	2%
Willowbridge	2%
Price Capital Markets	2%

[1] The partnership may from time to time allocate partnership assets to managed accounts managed by Campbell or Millburn Ridgefield in their capacity as commodity trading advisors. See "The Trading Advisors." Any such allocations will be made at the same fee structure as the assets managed by the Campbell Strategic Allocation Fund, L.P. and Global Macro Trust.

The general partner does not share in this monthly management fee.

The following is an example of the management fee payable by the partnership. If the net assets of the partnership allocated to a trading advisor or fund equaled $10,000,000 as of the first day of each month during the fiscal year and the trading advisor was entitled to a management fee of $\frac{1}{12}$th of 2%, the trading advisor or fund would receive a monthly management fee of $16,666 ($10,000,000 × 2%÷12) and an aggregate management fee for the year of $200,000 ($16,666 × 12).

Incentive Fee. The partnership will pay an incentive fee at the end of each quarter based on new trading profits that each trading advisor or fund earned on their respective portion of partnership net assets allocated to the trading advisor or fund. Incentive fees payable with respect to net assets allocated to the partnership's initial trading advisor or funds, should partnership assets be allocated to it, are as follows:

Trading Advisor/Fund	Quarterly Incentive Fee
General Partner	5%[2]
Campbell (Fund)	20%
Global Macro (Fund)	20%
Clarke	30%
Campbell (Advisor) [1]	20%
Millburn (Advisor) [1]	20%
Arcanum	20%
Willowbridge	20%
Price Capital Markets	20%

[1] The partnership may from time to time allocate partnership assets to managed accounts managed by Campbell or Millburn Ridgefield in their capacity as commodity trading advisors. See "The Trading Advisors." Any such allocations will be made at the same fee structure as the

assets managed by the Campbell Strategic Allocation Fund, L.P. and Global Macro Trust, respectively.

(2) The general partner will receive a 5% incentive fee assessed in addition to any advisor's or fund's incentive fees paid to Campbell Fund, Global Macro Trust, Campbell, Millburn or Willowbridge.

Each trading advisor earns an incentive fee based on the success of its own trading and not the overall success of the partnership. You should understand, therefore, that a trading advisor and the general partner may receive an incentive fee even though the partnership as a whole is not profitable.

Trading profits means the net new profits (realized and unrealized), excluding interest income, earned on the net assets allocated to a trading advisor, decreased by monthly management fees and brokerage fees that are chargeable to the net assets, with these trading profits and items of decrease determined from the end of the last period for which an incentive fee was earned by the trading advisor. Extraordinary expenses of the partnership, if any, are not deducted in determining trading profits. An extraordinary expense would result from an event that is both unusual in nature and infrequent in occurrence, such as litigation. However, litigation caused as a result of CTA negligence would be deducted from fees otherwise due to the trading advisor.

If the partnership pays incentive fees to a trading advisor and the partnership fails to earn new trading profits for any subsequent period, the trading advisor will retain the incentive fees previously paid. However, the partnership will not pay any subsequent incentive fees to the trading advisor until these losses have been recovered and the trading advisor has again earned new trading profits. If a trading advisor's allocated net assets are reduced because of redemptions or reallocations that occur at the end of or after an incentive period in which the trading advisor experiences a trading loss, the trading loss which must be recovered will be adjusted pro rata.

The following is an example of the incentive fee payable by the partnership. If the trading advisor for the partnership earns new trading profits of $1,000,000 for the period ended March 31, 2002, the partnership would pay an incentive of $250,000 for that period (25% of $1,000,000). If, however, the trading advisor experiences realized and/or unrealized trading losses, or fees offset trading profits, so as to result in a $250,000 loss for the period ended June 30, 2002, an incentive fee will not be paid to the trading advisor for that period. In order for the trading advisor to earn an incentive fee in the following period ending September 30, 2002, the trading advisor will have to earn trading profits exceeding $250,000 for that period, since the incentive fee is payable based upon new trading profits measured from the last period for which an incentive fee was paid (that is, March 31, 2002), and not from the immediately preceding period. The foregoing example assumes no redemptions or reallocations of units during the periods in question, which would require adjustments as described above.

COMMODITY BROKER

Brokerage Fees. Commodity brokerage fees for futures contracts, options on futures contracts and forward contracts are typically paid on the completion or liquidation of a trade and are referred to as "round turn commissions," which cover both the initial purchase (or sale) of a futures interest and the subsequent offsetting sale (or purchase). The partnership will pay Man Financial a round turn commission of $25.00 per contract (which the partnership in some cases may pay on a half-turn basis).

Expenses. In addition to paying a brokerage commission to Man Financial, the partnership will pay Man Financial, or reimburse Man Financial if previously paid, for NFA, exchange, clearing and give-up fees estimated at $2.50 per round turn. Brokerage fees and these other payments are estimated to total approximately 4.05% of net assets of the partnership per year.

Financial Benefits. The partnership will deposit a portion of its assets with Man Financial in connection with the partnership's futures, options on futures and forwards trading, and may deposit additional assets in interest-bearing accounts with one or more financial institutions selected by the general partner. As authorized under CFTC regulations, Man Financial will invest a portion of the funds that the partnership deposits with it in CFTC-permitted securities and other instruments. Man Financial will then pay 90% of the available interest to the partnership at the thirty-day Treasury

Bill rate on the Partnership's total equity. Man Financial will retain the balance of any interest earned on those investments.

INTRODUCING BROKER

The Price Futures Group, Inc., an affiliate of the general partner, will act as the introducing broker for the partnership. As the introducing broker, The Price Futures Group will introduce the partnership's trading accounts to Man Financial, in return for a portion of Man Financial's commission.

In consideration for the partnership designating The Price Futures Group as its introducing broker, The Price Futures Group has agreed to initially pay the expenses of offering the units, other than sales commissions. The partnership will reimburse The Price Futures Group for these expenses in the amount of 0.5% of the purchase price of each unit and the general partner reserves the right to increase the fees to 1%. The Price Futures Group has also agreed to pay, without reimbursement, the partnership's organization expenses.

EXTRAORDINARY EXPENSES

The partnership is obligated to pay any extraordinary expenses it may incur. Extraordinary expenses will be determined in accordance with generally accepted accounting principles, which generally include events that are both unusual in nature and occur infrequently, such as litigation.

EXPENSE LIMITATIONS

To preserve its relationship with a trading advisor or the clearing broker, the general partner from time to time may increase, subject to state limits described below, the management, incentive and brokerage fees payable by the partnership. Before any such increase, the following conditions must be satisfied:

- notice of the increase must be mailed to investors at least five business days before the last date on which a "request for redemption" must be received by the general partner;

- the notice must describe investors' redemption and voting rights; and

- investors must not be subject to any redemption charges if they redeem Units at the first redemption date following the notice.

The partnership's fees and expenses are subject to limits imposed under guidelines applied by state securities regulators, as set forth in Section 7(e) of the limited partnership agreement. These limitations include a limitation that the aggregate of the brokerage fees payable by the partnership to any commodity broker and the net excess interest and compensating balance benefits to any commodity broker, after crediting the partnership with interest, may not exceed 14% annually of the partnership's average month-end net assets during the calendar year, subject to certain adjustments. The general partner will pay any fees and expenses in excess of these limits.

REDEMPTION CHARGES

If you redeem your units on or before the end of nine full months following the effective date of purchase of the units being redeemed, you will be subject to the following redemption fees: (i) units redeemed on or before the end of the first six months after their effective date will be charged a redemption fee of 4% of the net asset value at which they are redeemed; and (ii) units redeemed after six months, but on or before the end of nine months after their effective date will be charged a redemption fee of 3% of the net asset value at which they are redeemed. There is no redemption charge for units redeemed after nine months from the effective date of purchase. Redemption fees will be paid to the general partner.

BUSINESS OF THE PARTNERSHIP

GENERAL

The partnership's objective is to achieve capital appreciation through speculative trading, managed by experienced trading advisors, of futures contracts, options on futures contracts and forward contracts while seeking to control risk. Investment in the partnership may provide investors an opportunity to diversify a portfolio of traditional investments consisting of stocks and bonds.

A futures contract is an agreement to buy or sell a fixed amount of a commodity or other underlying product, instrument or index at a predetermined price at a specified time in the future. To secure its obligation to make or take delivery under a futures contract, the trader must deposit funds, referred to as margin, with the commodity broker through which it trades.

An option on a futures contract gives the buyer of the option, in exchange for a one-time payment known as a premium, the right, but not the obligation, to buy or sell a futures contract at a specified price within a specified period of time. The seller of an option on a futures contract receives the premium payment and has the obligation to buy or sell the futures contract at the specified price within the specified period of time. Futures contracts and options on futures contracts are traded on United States and foreign exchanges.

A forward contract is an agreement directly between two parties to buy or sell a fixed amount of an underlying product at an agreed price at an agreed date in the future. Forward contracts are not traded on exchanges, but rather are traded in over-the-counter and dealer markets. The partnership may take long positions in futures, options on futures and forwards contracts in which the partnership is obligated to take delivery of the underlying commodity, product, instrument or index. The partnership also may take short positions in those contracts in which the partnership has an obligation to deliver the underlying commodity, product, instrument or index.

Futures contracts, options on futures contracts and forward contracts are traded in a number of commodities, products, instruments and indices, including foreign currencies, financial instruments, precious and industrial metals, energy products, agricultural commodities, stock indices and "soft" commodities like coffee and cocoa.

A more detailed description of the futures, options on futures and forwards markets appears in Part II of this prospectus, beginning on page 72.

TRADING ADVISOR ALLOCATIONS

The general partner will maintain separate commodity trading advisor managed accounts in the name of the partnership at Man Financial for each

trading advisor for the purpose of engaging in trading futures contracts, options on futures contracts and forward contracts.

The partnership's funds either will be held by Man Financial and invested together with other customer segregated or secured funds of Man Financial, or will be held in interest-bearing bank accounts. The partnership will be allocated all of the interest income earned by the partnership.

FUND ALLOCATIONS

Partnership assets invested in funds will not be held in separate managed accounts in the name of the partnership. Instead, such assets will be commingled with assets attributable to other investors in such funds and will be maintained in segregated accounts with commodity brokers selected by such funds.

REGULATION

The partnership reserves the right to trade on all United States and foreign futures exchanges. Futures exchanges in the United States are subject to regulation under the Commodity Exchange Act by the CFTC, the governmental agency having responsibility for regulation of futures exchanges and trading on those exchanges. The partnership's trading on foreign futures exchanges is subject to regulation by foreign regulatory authorities and the rules of the exchanges. A more detailed description of regulations applicable to the partnership's trading activities, including regulations relating to margins and position limits, appears in Part II of this Prospectus beginning on page 74.

TRADING RESTRICTIONS

The trading advisors and the funds to which the partnership allocates assets will manage the funds allocated in accordance with the following trading restrictions:

- The partnership will not employ the trading technique commonly known as "pyramiding," in which the speculator uses unrealized profits on existing positions in a given futures contract due to favorable price movement as margin specifically to buy or sell additional positions in the same or a related futures interest. However, individual trading advisors

22

may use this technique or variations of this technique. Taking into account the partnership's open trade equity (that is, the profit or loss on an open futures interest position) on existing positions in determining generally whether to acquire additional futures interest positions on behalf of the partnership will not be considered to constitute "pyramiding."

• The partnership will not under any circumstances lend money to affiliated entities or otherwise. The partnership will not borrow money unless the partnership purchases or takes delivery of commodities. If the partnership borrows money from the general partner or any "affiliate" of the general partner (as defined in the limited partnership agreement), the lender may not receive interest in excess of its interest costs, nor may the lender receive interest in excess of what the partnership would be charged (without considering the general partner's financial abilities or guarantees) by unrelated banks on comparable loans for the same purpose. The lender or its affiliates may also not receive any points or other financing charges or fees regardless of the amount. Using lines of credit in connection with its forward trading does not, however, constitute borrowing for purposes of this trading limitation.

USE OF PROCEEDS

The partnership will use the proceeds from the offering of units as follows. This table assumes that all units are sold for an offering price of $1,000. However, after the partnership begins trading, units will be sold for Net Asset Value, which may be more or less than $1,000.

	Per Unit	**Minimum Offering**	**Maximum Offering**
Gross Proceeds	$1,000	$1,000,000	$50,000,000
Selling Commissions (4%)[1]	(40)	(40,000)	(2,000,000)
Offering Expense Reimbursement (0.5%)[2]	(5)	(5,000)	(250,000)
Net Funds for Investment	$ 955	$ 955,000	$47,750,000

[1]   A wholesale fee of up to 1% is charged in addition to the selling commission on units distributed through a wholesaler.

[2]   Subject to increase to 1% at the discretion of the general partner.

THE GENERAL PARTNER

The general partner of the partnership is Price Asset Managemement, Inc., an Illinois corporation, which is wholly owned by Walter Thomas Price, III. The general partner administers the business and affairs of the partnership. The general partner is registered with the CFTC as a commodity pool operator and commodity trading advisor and is a member of the NFA. The general partner's main business office is located at 141 West Jackson Boulevard, Suite 1340A, Chicago, Illinois 60604, and its telephone number is (312) 648-2883.

DIRECTORS AND OFFICERS OF THE GENERAL PARTNER

The following table lists the officers and directors of the general partner:

Name	Age	Title
Walter Thomas Price, III	61	Chairman and Director
Thomas J. Madden	70	President
Martin B. L. Hollander	30	Chief Operating Officer
Scott R. Baldwin	44	Executive Vice President
Allen D. Goodman	31	Chief Financial Officer

Walter Thomas Price, III, is the chairman, director and sole shareholder of the general partner and Atrium Securities. He is also the president and chief executive officer of Price Capital Markets, the chief executive officer of Atrium Securities and has been the President and CEO of The Price Futures Group since 1989. Mr. Price has been involved in the securities and commodities markets for more than 35 years as both a trader for his own account and as a broker. He is a graduate of the University of Texas. He is a licensed NASD principal and NFA principal.

Thomas J. Madden is the president of the general partner and of Atrium Securities. He has been involved in the trading of cash commodities, commodity futures and options on futures for more than 40 years. He joined The Price Futures Group in 1995 as president of its Asset Management Division. He has been registered as an associated person of The Price Futures Group since February of 1996. Mr. Madden was a member of the Chicago Board of Trade (CBOT) from 1972 to 1994, trading for his own account as well as acting as a broker for firms that include E. F. Hutton, Cargill and Merrill Lynch. He served on the Business Conduct Committee of the CBOT for approximately five years. He earned his degree in economics from Harvard University.

Martin B.L. Hollander is the chief operating officer of the general partner, which he joined in December, 1999, and Atrium Securities. As the chief operating officer, he is responsible for the day to day operations of the fund, the evaluation of individual trading advisors, and quantitative analysis of the fund's portfolio as a whole. Prior to joining the general partner, he served from 1995 to 1998 as the trading manager of Grinham Managed Futures Pty, Ltd., a large commodity trading advisory firm in Australia, where he was responsible for the day-to-day management of trading and operations. Mr. Hollander holds a Bachelor of Science degree in Business from the University of Technology, Sydney, Australia, and a Master of Commerce Degree (Finance) with highest honors from the University of Western Sydney. He has also completed the

Specialist Certificate at the Sydney Futures Exchange and is a member of the Chicago and Sydney branches of the Global Association of Risk Professionals. He is a licensed NASD and NFA principal.

Scott R. Baldwin is executive vice president of the general partner, which he joined in November 2000. Scott Baldwin has been associated with the securities and futures industry for over two decades. His expertise has been in trading and investing in managed funds, client relations and risk management. Mr. Baldwin graduated with a B.A. from the Northern Illinois University School of Journalism in 1979. In 1984, Mr. Baldwin became an independent member of the CBOT and founded a brokerage execution and consulting business. In 1997, he founded SRB Capital Management, a registered National Futures Association Commodity Trading Advisor/Commodity Pool Operator, which serves as the general partner of a managed futures fund. Mr. Baldwin also serves on the Board of Directors of two private investment funds and is a licensed NASD securities representative and registered NFA principal. Mr. Baldwin is involved in the research and development of the managed investment sector for the general partner, and his responsibilities also entail consultation, marketing and syndication.

Allen D. Goodman is the chief financial officer of the general partner, which he joined in March, 2001. From January, 2000, to March, 2001, he served as founder and president of Financial Products, Ltd., a management consulting firm specializing in financial process reengineering. From February, 1999 to January, 2000, he worked as a management consultant for Via International, preceded by service as a business valuation consultant for BDO Seidman LLP from May, 1997 to February, 1999. Prior to that, from February, 1995 to May, 1997, he founded and managed Exclusively Gourmet, Inc., a specialty food and confections brokerage company. Mr. Goodman holds a B.A. degree from the University of Wisconsin and an M.S.A. in Accounting from DePaul University.

THE TRADING ADVISORS

SELECTION OF TRADING ADVISORS AND FUNDS

The general partner has selected trading advisors that utilize a diverse selection of futures, options on futures and forward contracts representing financial, energy, metal and agricultural interest worldwide. Specific instruments which the partnership will trade are selected by the trading advisors and the funds in which the partnership invests. The list below is not intended to be all encompassing and is only meant as a general reference.

Representative Exchanges and Trading Instruments

Chicago Mercantile Exchange	The Chicago Board of Trade
Australian Dollar Canadian Dollar British Pound Deutschmark Swiss Franc Japanese Yen Mexican Peso Eurodollar Lumber NASDAQ 100 S&P 500 Live Cattle	30-Day Fed Funds 2 Year Treasury Note 5 Year Treasury Note 10 Year Treasury Note 30 Year Treasury Bond Dow Jones Industrial Average Index Corn Wheat Oats Rough Rice Soybeans Soybean Oil Soybean Meal
London International Financial Futures Exchange	**EUREX**
Long Gilt Short Sterling Euroswiss Eurobor Eurocurrency 10 Year Japanese Bond FTSE 100 Index	10 Year Bund 5 Year Bobl 2 Year Schatz DAX DJ Euro Stoxx 50 Euro Bund
	London Metal Exchange
Kansas City Board of Trade	Aluminum
Wheat	**International Petroleum Exchange**
Sydney Futures Exchange	**Brent Crude Oil**
10 Year Government Bond	**New York Mercantile Exchange**
New York Board of Trade	Crude Oil Heating Oil Natural Gas Unleaded Gasoline Platinum
Cocoa Coffee Cotton Sugar Orange Juice	
	Commodity Exchange, Inc.
Singapore Monetary Exchange	Silver Gold Copper
Japanese Government Bond Nikkei 225 Index	
Tokyo Int'l Futures Exchange	**Montreal Exchange**
Euroyen	5 Year Canadian Government Bond

Chart prepared by Price Asset Management, Inc.

The partnership's trading advisors are responsible for directing the investment and reinvestment of the partnership's assets in futures contracts, options on futures contracts and forward contracts in accordance with the trading policies as described above. In selecting trading advisors for the partnership, the general partner considered past performance, trading style, volatility of markets traded and fee requirements.

The general partner has selected six companies to serve as the partnership's initial trading advisors: Clarke Capital Management, Inc., Campbell & Company, Millburn Ridgefield Corporation, Arcanum Investment Management Limited, Willowbridge Associates, Inc., and Price Capital Markets (an affiliate of the general partner). The general partner has selected two publicly traded commodity funds in which to invest the partnership's funds initially: Campbell Strategic Allocation Fund, L.P. and Global Macro Trust. Consistent with its fiduciary duties to the limited partners, the general partner, in its sole discretion, may allocate a portion of the partnership's assets to each trading advisor and/or funds and may modify its allocation among the trading advisors and/or funds or select new advisors or funds at any time.

The biographies of the principals of each advisor and a brief summary of each trading advisor's or fund's trading programs, as set forth in disclosure documents filed by each trading advisor with the CFTC, or in registration statements filed by each fund with the SEC, are set forth below. The description of the trading advisors and the funds, their principals and their trading programs are general and are not intended to be exhaustive. Because a trading advisor's or fund's trading methods generally are proprietary and confidential, it is not possible to provide a precise description of any such trading method. Furthermore, a trading advisor's CFTC disclosure documents or a fund's registration statements may refer to specific aspects of their trading programs that may also be applicable to other trading advisors or funds that did not choose to make specific reference to these aspects of their own trading programs. As a consequence, contrasts in the following descriptions may not, in fact, indicate substantive differences between the different programs involved.

In evaluating these descriptions, investors should be aware that the trading advisors or funds selected for the partnership may change over time. Moreover, even if the same trading advisors or funds continue to trade for the partnership, they may make substantial modifications to their trading programs. Investors generally will not be advised when an advisor or fund modifies its trading program.

TRADING ADVISOR AGREEMENTS

Each trading advisor has entered into a trading advisory agreement with the partnership. The agreement shall have an initial term of one year commencing on the date that the advisor first begins to direct trading and shall be renewable automatically thereafter for additional one year terms, unless earlier terminated in accordance with the trading advisory agreement. The partnership also may terminate an advisory agreement immediately for events that the general partner believes would have an immediate adverse effect on the partnership, such as a violation of the partnership's trading policies. The advisory agreement may also be terminated by the advisor for events that it deems would have a material adverse effect on its abilities to perform under the advisory agreement, such as the implementation of a new trading limitation not agreed to by the trading advisor.

FUND SUBSCRIPTION/PARTNERSHIP AGREEMENTS

The partnership has entered into an Agreement with the Campbell Asset Allocation Fund, L.P. and the Global Macro Trust. Pursuant to the partnership's investment in each of the referenced funds, the partnership has become a limited partner in the respective funds. As an investor in the funds, the partnership will become a limited partner and will be subject to the terms and conditions of the Campbell Asset Allocation Fund, L.P. amended agreement of limited partnership and the Global Macro Trust agreement of limited partnership. The partnership will be allocated profits and losses pursuant to the respective partnership agreements, and the partnership may redeem its interest in both funds on a monthly basis by providing a request for redemption.

TRADING ADVISOR AND FUND DESCRIPTIONS

A. *Clarke Capital Management, Inc.*

Clarke Capital Management, Inc. ("Clarke"), an Illinois corporation, has been registered with the CFTC as a commodity trading advisor since October 25, 1993. Clarke is also a member of the NFA. Clarke's books and records are maintained at its principal business office at 116 West Second Street, Hinsdale, Illinois 60521 and its telephone number is (630) 323-5913.

Principals of the Trading Advisor. Michael J. Clarke is the president and sole principal of Clarke. From November of 1989 to December of 1993, Mr. Clarke was self-employed, developing methods to trade futures and other commodity interests and trading various personal accounts. Before that, from 1983 to 1989, Mr. Clarke traded equity options on the Chicago Board Options Exchange on behalf of several different exchange member firms.

Required performance disclosure of Clarke is located on page 38.

Trading Program. Clarke currently has six trading programs. Three programs, Domestic Diversified, Global Basic and Global Magnum, are closed to new investors. Three additional programs, Worldwide, Millennium and Orion, are open to new investors. Although the six programs that Clarke trades differ in certain respects, they share a number of common elements. Under all six programs, Clarke's trading strategy is strictly technical in nature. That is, the strategy relies on an analysis of patterns of actual price movements from which Clarke determines procedures for initiating and liquidating positions in the markets. Clarke does not use fundamental analysis (that is, an analysis of supply and demand factors, general economic factors or world events).

Clarke will manage the partnership's assets using the Millennium program. Clarke began using the Millennium program to trade for clients in January 1998. This program, which is designed for the larger well-capitalized client, offers maximum diversity and uses intermediate, long-term and very long-term trading models. The program uses 27 trading models and trades the widest variety of commodity interests possible (exclusive of equity derivative products). The program currently follows 93 different commodity interests, of which 30 are either long or short interest rate contracts reflecting interest rates in Europe, the U.S., Canada, Japan and Australia. The balance is comprised of contracts in currencies, grains, soft commodities, metals, meats and fuels, both foreign and domestic.

Unlike Clarke's other programs, the Millennium Program uses several very long-term models among the 27 in its portfolio. These very long-term models generally produce larger profits per trade, but lower profits per day than shorter models. When used in a portfolio with shorter time frame models, as is the case here, the long-term models can smooth overall equity curves even though these models generally give much more room to a position before exiting. There will be times, however, when there is significant correlation among global interest rates, possibly in an adverse direction to positions held in a client's account. This factor alone will lead to periods of extreme volatility and possibly very large drawdowns in a client's equity.

B. *Campbell & Company, Inc.*

Campbell & Company, Inc. ("Campbell") is a Maryland corporation organized in April 1978 as a successor to a partnership originally organized in January 1974. Its offices are located at 210 West Pennsylvania Avenue, Towson, Maryland 21204, and its telephone number is (410) 296-3301. Its primary business is the trading and management of discretionary futures and forward accounts, including commodity pools. As of March 31, 2001, Campbell had approximately $2.5 billion under management in the futures and forward markets.

Campbell is a member of the NFA and has been registered as a commodity pool operator since September 10, 1982 and as a commodity trading advisor since May 6, 1978.

Campbell's principals are Theresa D. Becks, Richard M. Bell, D. Keith Campbell, William C. Clarke III, Bruce L. Cleland, Xiaohua Hu, Philip Lindner, James M. Little, V. Todd Miller, Albert Nigrin, Markus Rutishauser and C. Douglas York. The majority voting stockholder of Campbell is D. Keith Campbell.

Theresa D. Becks, born in 1963, joined Campbell in 1991 and serves as the Chief Financial Officer, Secretary, Treasurer, and a Director. In addition to her role as CFO, Ms. Becks also overseas administration and compliance. From December 1987 to June 1991, she was employed by Bank of Maryland Corp, a publicly held company, as a Vice President and Chief Financial Officer. Prior to that time, she worked with Ernst & Young. Ms. Becks is a C.P.A. and has a B.S. in Accounting from the University of Delaware. Ms. Becks is an Associated Person of Campbell & Company.

Richard M. Bell, born in 1952, began his employment with Campbell in May 1990 and serves as a Senior Vice President—Trading. His duties include managing daily trade execution for the assets under Campbell's management. From September 1986 through May 1990, Mr. Bell was the managing general partner of several partnerships registered as broker-dealers involved in market making on the floor of the Philadelphia Stock Exchange ("PHLX") and Philadelphia Board of Trade ("PBOT"). From July 1975 through September 1986, Mr. Bell was stockholder and Executive Vice President of Tague Securities, Inc., a registered broker-dealer. Mr. Bell graduated from Lehigh University with a B.S. in Finance. Mr. Bell is an Associated Person of Campbell & Company.

D. Keith Campbell, born in 1942, has served as the Chairman of the Board of Directors of Campbell since it began operations, was President until January 1, 1994, and Chief Executive Officer until January 1, 1998. Mr. Campbell is the majority voting stockholder. From 1971 through June 1978, he was a registered representative of a futures commission merchant. Mr. Campbell has acted as commodity trading advisor since January 1972 when, as general partner of the Campbell Fund, a limited partnership engaged in commodity futures trading, he assumed sole responsibility for trading decisions made on behalf of the fund. Since then, he has applied various technical trading models to numerous discretionary futures trading accounts. Mr. Campbell is registered with the CFTC and NFA as a commodity pool operator. He is an Associated Person of Campbell.

William C. Clarke, III, born in 1951, joined Campbell in June 1977 and serves as an Executive Vice President and Director. Mr. Clarke holds a B.S. in Finance from Lehigh University where he graduated in 1973. Mr. Clarke currently oversees all aspects of research, which involves the development of proprietary trading models and portfolio management methods. Mr. Clarke is an Associated Person of Campbell.

Bruce L. Cleland, born in 1947, joined Campbell in January 1993 and serves as President, Chief Executive Officer and a Director. Prior to 1994 he was Executive Vice President. From May 1986 through December 1992, Mr. Cleland had served in various principal roles with the following firms: President, Institutional Brokerage Corp., a floor broker; President, Institutional Advisory Corp., a commodity trading advisor and commodity pool operator; President, F&G Management, Inc., a commodity trading advisor; President, Hewlett Trading Corporation, a commodity pool operator. Prior to this, Mr. Cleland was employed by Rudolf Wolff Futures Inc., a futures commission merchant, where he served as President until 1986. Mr. Cleland graduated in 1969 from Victoria University in Wellington, New Zealand where he received a Bachelor of Commerce and Administration degree. Mr. Cleland is an Associated Person of Campbell.

Xiaohua Hu, born in 1963, serves as a Vice President—Research and has been employed by Campbell since 1994. From 1992 to 1994, he was employed in Japan by Line System as a software engineer, where he participated in the research and development of computer software, including programs for production systems control and software development. Mr. Hu received his B.A. in Manufacturing Engineering from Changsha University of Technology in China in 1982. He went on to receive an M.A. and Ph.D. in Systems and Information Engineering from the Toyohashi University of Technology, in Japan, in 1987 and 1992 respectively. During his studies at Toyohashi, Mr. Hu was also a Visiting Researcher in Computer Science and Operations Research and published several research papers.

Phil Lindner, born in 1954, serves as Vice President—Information Technology. He has been employed by Campbell since October 1994 and was appointed the IT Director in March 1996 and Vice President in January 1998. Prior to joining Campbell, Mr. Lindner worked as a programmer and manager for Amtote, a provider of race track computer systems.

James M. Little, born in 1946, joined Campbell in April 1990 and serves as Executive Vice President—Business Development and a Director. Mr. Little holds a B.S. in Economics and Psychology from Purdue University. From March 1989 through April 1990, Mr. Little was a registered representative of A.G. Edwards & Sons, Inc. From January 1984 through March 1989, he was the Chief Executive Officer of James Little & Associates, Inc., a commodity pool operator and broker-dealer. Mr. Little is the co-author of The Handbook of Financial Futures, and is a frequent contributor to investment industry publications. Mr. Little is an Associated Person of Campbell.

V. Todd Miller, born in 1962, serves as a Vice President—Research and has been employed by Campbell since 1994. From 1993 to 1994, Mr. Miller was an assistant professor in the department of Computer Information Science at the University of Florida, where he taught classes in object oriented programming, numerical analysis and programming in C, C++ and LISP. Mr. Miller holds a variety of degrees from the University of Florida, including an Associates degree in architecture and a B.A. in Business with a concentration in computer science. In 1988 he received his M.A. in Engineering with a concentration in artificial intelligence. Mr. Miller completed his education in 1993 with a Ph.D. in Engineering with a concentration in computer simulation.

Albert Nigrin, born in 1961, serves as a Vice President—Research and has been employed by Campbell since 1995. From 1991 to 1995, Mr. Nigrin was an assistant professor in the department of Computer Science and Information Systems at American University in Washington D.C., where he taught classes in artificial intelligence, computer programming and algorithms to both graduate and undergraduate students. While teaching, he also wrote and published Neural Networks for Pattern Recognition. Mr. Nigrin received a B.A. in Electrical Engineering in 1984 from Drexel University. He then proceeded directly to a Ph.D. program and received his degree in Computer Science in 1990 from Duke University, where his doctoral studies concentrated in the areas of artificial intelligence and neural networks.

Markus Rutishauser, born in 1961, serves as Vice President—Data Operations and has been employed by Campbell since October 1993. Prior to joining Campbell, Mr. Rutishauser worked two years at Maryland National Bank in Baltimore as an Assistant Vice President in Foreign Exchange trading. Prior to that, he was employed by Union Bank of Switzerland, spending four years in their Zurich office and another four years in their New York office, in the Foreign Exchange Department. Mr. Rutishauser graduated from the University of Fairfield with a degree in Finance. He subsequently completed his MBA at the University of Baltimore in January 1996. Mr. Rutishauser is an Associated Person of Campbell.

C. Douglas York, born in 1958, has been employed by Campbell since November 1992 and serves as a Senior Vice President—Trading. His duties include managing daily trade execution for foreign exchange markets. From January 1991 to November 1992, Mr. York was the Global Foreign Exchange Manager for Black & Decker. He holds a B.A. in Government from Franklin and Marshall College. Mr. York is an Associated Person of Campbell.

Campbell, Inc. will trade the partnership's assets allocated to it using Campbell's Financial, Metal & Energy Small Portfolio. This program trades futures and forward contracts on precious and base metals, energy products, stock market indices, interest rate instruments and foreign currencies. Campbell uses a computerized, technical, trend-following approach combined with quantitative portfolio management analysis and seeks to identify and profit from sustained price trends. Currently, over five trading models are utilized in most markets traded. Each model analyzes market movements and internal market and price configuration.

C. *Millburn Ridgefield Corporation*

Millburn Ridgefield Corporation ("Millburn Ridgefield") is a Delaware corporation organized in May 1982 to manage discretionary accounts in futures and forward markets. It is the corporate successor to a futures trading and advisory organization that has been continuously managing assets in the currency and futures markets using quantitative, systematic techniques since 1971. Millburn Ridgefield's offices are located at 411 West Putnam Avenue, Greenwich, Connecticut 06830 and its telephone number is (203) 625-7554. As of May 31, 2001, Millburn Ridgefield together with its affiliate ShareInVest Research L.P. was managing approximately $900 million in currencies, currency overlays, financial and commodity futures, equities and funds of funds.

Millburn Ridgefield has been registered with the CFTC as a commodity pool operator since September 13, 1984 and as a commodity trading advisor since July 1, 1982, and is a member of National Futures Association. The Millburn Corporation, an affiliate of Millburn Ridgefield, performs certain administrative and operating functions for Millburn Ridgefield. ShareInVest Research L.P., an affiliate of Millburn Ridgefield, manages U.S. small capitalization growth stock hedge funds.

The background of each of the principals and senior officers of Millburn Ridgefield and its affiliates who perform services for it is set forth below.

Harvey Beker, Age 47. Mr. Beker is Co-Chief Executive Officer and Co-Chairman of Millburn Ridgefield and The Millburn Corporation, and a partner of ShareInVest Research L.P. He received a Bachelor of Arts degree in economics from New York University in 1974 and a Master of Business Administration degree in finance from NYU in 1975. From June 1975 to July 1977, Mr. Beker was employed by Loeb Rhoades, Inc. where he developed and traded silver arbitrage strategies. From July 1977 to June 1978, Mr. Beker was a futures trader at Clayton Brokerage Co. of St. Louis. Mr. Beker has been employed by The Millburn Corporation since June 1978. During his tenure at Millburn Ridgefield, he has been instrumental in the development of the research, trading and operations areas. Mr. Beker became a principal of the firm in 1982.

George E. Crapple, Age 57. Mr. Crapple is Co-Chief Executive Officer and Co-Chairman of Millburn Ridgefield and The Millburn Corporation and a partner of ShareInVest Research L.P. In 1966 he graduated with honors from the University of Wisconsin where his field of concentration was economics and he was elected to Phi Beta Kappa. In 1969 he graduated from Harvard Law School, MAGNA CUM LAUDE, where he was a member of the Harvard Law Review. He was a lawyer with Sidley & Austin, Chicago, Illinois, from 1969 until April 1, 1983, as a partner since 1975, specializing in commodities, securities, corporate and tax law. He

was first associated with Millburn Ridgefield in 1976 and joined Millburn Ridgefield on April 1, 1983 on a full-time basis. Mr. Crapple is a Director, Member of the Executive Committee, Chairman of the Appeals Committee and a former Chairman of the Eastern Regional Business Conduct Committee of the NFA, immediate past Chairman of the Managed Funds Association, a member of the Technology Advisory Committee of the CFTC and a former member of the Board of Directors and Nominating Committee of the Futures Industry Association.

Gregg R. Buckbinder, Age 42. Mr. Buckbinder is Senior Vice-President and Chief Operating Officer of Millburn Ridgefield and The Millburn Corporation and a partner of ShareInVest Research L.P. He graduated CUM LAUDE from Pace University in 1980 with a B.B.A. in accounting and received an M.S. in taxation from Pace in 1988. He joined Millburn Ridgefield in January 1998 from Odyssey Partners, L.P. where he was responsible for the operation, administration and accounting of the firm's merchant banking and managed account businesses. Mr. Buckbinder was employed by Tucker Anthony, a securities broker and dealer, from 1985 to 1990 where he was First Vice President and Controller, and from 1983 to 1984 where he designed and implemented various operations and accounting systems. He was with the public accounting firm of Ernst & Whinney from 1984 to 1985 as a manager in the tax department and from 1980 to 1983 as a senior auditor, with an emphasis on clients in the financial services business. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Mark B. Fitzsimmons, Age 53. Mr. Fitzsimmons is a Senior Vice-President of Millburn Ridgefield and The Millburn Corporation and a partner of ShareInVest Research L.P. His responsibilities include both marketing and investment strategy. He graduated SUMMA CUM LAUDE from the University of Bridgeport, Connecticut in 1970 with a B.S. in economics. His graduate work was done at the University of Virginia, where he received a certificate of candidacy for a Ph.D. in economics in 1973. He joined Millburn Ridgefield in January 1990 from Morgan Stanley & Co. Incorporated where he was a Principal and Manager of institutional foreign exchange sales and was involved in strategic trading for the firm. From 1977 to 1987 he was with Chemical Bank New York Corporation, first as a

Senior Economist in Chemical's Foreign Exchange Advisory Service and later as a Vice-President and Manager of Chemical's Corporate Trading Group. While at Chemical he also traded both foreign exchange and fixed income products. From 1973 to 1977 Mr. Fitzsimmons was employed by the Federal Reserve Bank of New York, dividing his time between the International Research Department and the Foreign Exchange Department.

Barry Goodman, Age 43. Mr. Goodman is Executive Vice-President, Director of Trading and Co-Director of Research of Millburn Ridgefield and The Millburn Corporation and a partner of ShareInVest Research L.P. His responsibilities include overseeing the firm's trading operation and managing its trading relationships, as well as the design and implementation of trading systems. He graduated MAGNA CUM LAUDE from Harpur College of the State University of New York in 1979 with a B.A. in economics. From 1980 through late 1982 he was a commodity trader for E. F. Hutton & Co., Inc. At Hutton he also designed and maintained various technical indicators and coordinated research projects pertaining to the futures markets. He joined Millburn Ridgefield in 1982 as Assistant Director of Trading.

Dennis B. Newton, Age 49. Mr. Newton is a Senior Vice-President of Millburn Ridgefield and The Millburn Corporation. His primary responsibilities are in administration and marketing. Prior to joining Millburn Ridgefield in September 1991, Mr. Newton was President of Phoenix Asset Management, Inc., a registered commodity pool operator from April 1990 to August 1991. Prior to his employment with Phoenix, Mr. Newton was a Director of Managed Futures with Prudential-Bache Securities Inc. from September 1987 to March 1990. Mr. Newton joined Prudential-Bache form Heinold Asset Management, Inc. where he was a member of the senior management team. Heinold was a pioneer and one of the largest sponsors of funds utilizing futures and currency forward trading.

Grant N. Smith, Age 49. Mr. Smith is Executive Vice-President and Co-Director of Research of Millburn Ridgefield and The Millburn Corporation and a partner of ShareInVest Research L.P. He is responsible for the design, testing and implementation of quantitative trading strategies, as well as for planning and overseeing the computerized decision-support systems of the firm. He received a B.S. degree from the Massachusetts Institute of Technology in 1974 and an M.S. degree from M.I.T. in 1975. While at M.I.T. he held several teaching and research positions in the computer science field and participated in various projects relating to database management. He joined Millburn Ridgefield in 1975.

Millburn Ridgefield shares with its affiliates a staff of over 40, including the above-named individuals.

Millburn Ridgefield will trade the partnership assets allocated to it using its leveraged, fully-diversified futures portfolio. This portfolio trades futures, forward and option contracts on currencies, metals, financial instruments, stock indices, energy and agricultural commodities. Approximately 30%-45% of the trading, measured by Millburn Ridgefield's assessment of risk, currently takes place in the currency markets. The objective of Millburn Ridgefield's trading method is to participate in all major sustained price moves in the markets traded. Millburn Ridgefield regards its approach as long-term in nature. Millburn Ridgefield makes trading decisions pursuant to its trading method, which includes technical trend analysis, certain non-trend-following technical systems and certain money management principles which may be revised from time to time. Given trends in price of sufficient duration and magnitude, these trading systems may be profitable even though more than half of all individual trades are unprofitable. A period of time without such trends, however, may result in substantial losses.

Millburn Ridgefield is engaged in a substantial ongoing research effort to improve its trading methods and to apply its quantitative analytic expertise to new financial products.

Successful systematic futures trading depends primarily on two factors: development and selection of the trading systems used in each market, and allocation of portfolio risk among the markets available for trading.

Market environments change over time, and particular systems may perform well in one environment but poorly in another. Likewise, portfolio sectors and individual markets go through periods where systematic trading is very profitable and other periods where no system makes any money.

The goal of Millburn Ridgefield's research has been to develop an algorithm to select the optimal mix of systems in each market and an algorithm to dynamically determine optimum portfolio allocations, allocating risk to markets according to a forecast of profitability using a mix of systems.

D.   *Arcanum Investment Management Limited*

Arcanum Investment Management Limited ("Arcanum") is a limited liability company formed in the United Kingdom in February 1997. It obtained its Securities and Futures Authority (SFA) authorization in September 1997. In December 1999 Arcanum applied for and was granted an NFA exemption under rule 30.5. In August 2000 Arcanum became a member of LIFFE. The company is authorized to give investment advice and arrange deals for non-private investors but not to hold clients funds. The company maintains its place of business at 21/22 Grosvenor Street, Mayfair, London W1K 4QJ. The company's registered office is Mitre House, 177 Regent Street, London W.1. The telephone number is (44) 20 7355 3464.

Paul Gleeson is the Principal of Arcanum and has developed the trading methodology and trading program. Prior to founding Arcanum, Paul Gleeson had held a number of senior positions with futures brokers and fund management companies in the cities of London, England and Sydney, Australia.

His career began over 25 years ago as a clerk on the London Metals Exchange for Rudolf Wolff. He was shortly moved to a position where he offered trading advice and developed strategies for clients of the firm. In the late seventies he joined two partners of the firm in a start up company, Gourlay Wolff. The firm specialized in working with high net worth investors and fund managers who would take very large positions in the LME metals and bullion. The firm grew to become a major trader and developed a number of managed funds, which were very innovative at the time. When he left in 1987 he held the position of director with responsibility for marketing and product development.

After a short period working with Shearson Lehman in Sydney, he returned to London to join GNI. Here he worked developing the basis of their fund management operation. In 1991 he was recruited by CAL Futures as marketing director with responsibility for creating and raising money for the in house fund management operation. In 1995 the company was purchased by Union plc. In 1997 he left to form Arcanum Investment Management.

Arcanum will trade the partnership assets allocated to it using the A.I.M. Traded Option Program. During his years as a broker, Paul Gleeson observed that the vast majority of users of the futures markets, be they professional fund managers or instinctive speculators, are unable consistently to make money.

It appeared to Gleeson that by the direction of their trades—long or short—the users were attempting to predict whether the market was going to move up or down. In other words, they were trying to predict the future. From his observations Gleeson concluded that if accurate directional predictions were so difficult to make, predicting where the market was not going to move must be easier.

In order to prove this hypothesis, historical price movements were analyzed and investigations carried out into whether it would be possible to create a successful trading system from this research. Originally historical price movements of a variety of commodities, currencies, interest rates and stock indices were analyzed. When it became apparent that stock indices were acting as a proxy for a basket of the others, research was focused entirely on the FTSE 100 index. The FTSE 100 Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange.

Having collated the monthly historical price movements of the FTSE 100 index the results were compiled into statistical tables. From these the probabilities of every percentage monthly move up or down can be determined. For example, Arcanum can establish the odds of a monthly move up of more than 5%. The next part of the exercise was to create a trading strategy based on the statistical price information they had discovered.

The objective was to create a strategy that was non-directional and had a finite risk control mechanism. This was achieved by selling out of the money call and put options at levels which were determined by the program and protecting these positions by purchasing further out of the money call and put options. Using this combination of options Arcanum created a strategy, which fitted its criteria.

In summary, Arcanum developed a non-directional trading system with strict risk control parameters.

Trading in the A.I.M. Traded Option Program started in October 1997 and the program was modified at the end of November 1997. Since then there have been no changes to the program.

E.   *Willowbridge Associates Inc.*

Willowbridge Associates Inc. ("Willowbridge") is a global trading advisor, managing over U.S. $495.7 million in client capital (US $290.7 million of actual funds and U.S. $205.0 million of notional funds) as of July 1, 2001 in futures, forwards, spot and option contracts and related markets for international banks, brokerage firms, pension funds, institutions and high net worth individuals. Willowbridge trades on a 24-hour basis in over 70 markets worldwide. Willowbridge is a Delaware corporation organized on January 29, 1988. Willowbridge's main business address is 101 Morgan Lane, Suite 180, Plainsboro, New Jersey 08536 and its telephone number is (609) 936-1100.

Willowbridge is registered as a commodity pool operator and a commodity trading advisor and has been a member of the National Futures Association since May 3, 1988. The primary activity of Willowbridge is to buy, sell (including short sales), spread or otherwise trade in commodity futures contracts, options on futures contracts, forward contracts, commodity options, physical commodities, swaps, currencies and related instruments. Willowbridge may, to a limited extent, also trade in other instruments. Doublewood, Inc. ("Doublewood"), Union Spring Asset Management, Inc. ("Union Spring") and Limerick Financial Corporation ("Limerick") are registered commodity pool operators and commodity trading advisors and NFA members affiliated with Willowbridge. The trading principals of Willowbridge are Philip L. Yang and Michael Y. Gan.

Philip L. Yang has been the sole shareholder, Director and President of Willowbridge since September 1, 1992, and also held those positions from the time he formed Willowbridge in January 1988 through September 1989. Mr. Yang is registered as an associated person of Willowbridge. He is individually registered pursuant to the CE Act as a CPO and a CTA and is a member of the NFA in such capacities. He is also a principal and an associated person of Doublewood, Union Spring and Limerick. From 1983 through August 1988 and from October 1989 through August 1992, Mr. Yang was a Senior Vice President at Caxton Corporation, a commodity trading advisory firm, serving initially as Director of Research, where his research concentration was in the development and application of computerized trading models for a broad range of financial markets, and later as Director of Commodity Trading. Mr. Yang obtained a bachelor's degree with honors from the University of California at Berkeley, where he was inducted into Phi Beta Kappa. He received his master's degree from the Wharton School of the University of Pennsylvania. He co-authored with Richard G. Faux, Jr. "Managed Futures: The Convergence with Hedge Funds," a chapter in *Evaluating, and Implementing Hedge Fund Strategies*, a book published in 1999 by Euromoney Publications.

Michael Y. Gan has been the Executive Vice President of Willowbridge since September 1, 1992. Mr. Gan is registered as an associated person of Willowbridge. He is individually registered pursuant to the CEA as a CPO and a CTA and is a member of the NFA in such capacities. He is also a principal and an associated person of Doublewood and Union Spring. Mr. Gan was the sole shareholder, Director and President of Willowbridge from October 1989 through August 1992. From 1983 to October 1989, he worked in the foreign exchange trading group at Marine Midland Bank in New York. In this capacity, Mr. Gan was responsible for research into technical analysis, as well as proprietary trading for the firm in both currency futures and options. He had been promoted to Assistant Vice President prior to his resignation. Mr. Gan graduated summa cum laude from the University of the Philippines with a B.S. in Chemical Engineering and subsequently graduated with honors from the Wharton School of the University of Pennsylvania with a M.B.A. in Finance.

Richard G. Faux, Jr. has been Executive Director of Willowbridge since April 1995. He is registered as an associated person and a principal of Willowbridge. He is also Executive Director, an associated person and a principal of Doublewood and President, a director, a principal and an associated person of Union Spring. Mr. Faux oversees administration at Willowbridge. Mr. Faux co-founded MC Baldwin Financial Company ("MC Baldwin") in 1989 and served as its Co-Chief Executive until April 1995, at which time MC Baldwin was an international trading manager which developed futures funds for its partner, Mitsubishi Corporation, and other institutional clients. Prior to forming MC Baldwin, Mr. Faux was President of Merrill Lynch Options/Futures Management Inc., a futures fund subsidiary of Merrill Lynch. Before Mr. Faux's joining Merrill Lynch in 1985, it had raised only $13 million in futures funds. When he left, the company had raised $930 million, including one of the first multi-advisor futures funds. Previously, he spent four years at Thomson McKinnon Securities, Inc. where he helped develop futures funds, including one of the first financial futures funds. Earlier, Mr. Faux spent ten years at Kuhn Loeb & Co. (now Lehman Brothers). He is a graduate of Brown University and the Columbia University Graduate School of Business.

James J. O'Donnell is Senior Vice President of Willowbridge. He is registered as a principal of Willowbridge. He is also Managing Director and a principal of Doublewood and Managing Director and a principal of Union Spring. He oversees Willowbridge's computer and information needs, including trading information systems, accounting information systems, automating certain operational and compliance activities and support for ongoing research of new computerized trading systems and effectiveness testing of existing trading systems. Mr. O'Donnell has been employed by Willowbridge since September 1, 1992. From June 1987 through August 1992, Mr. O'Donnell was Manager of Computer Information Systems at Caxton Corporation. From April 1979 through May 1987, Mr. O'Donnell was manager of Research Information Systems at Commodities Corporation. Prior to that, he was employed by Penn Mutual from September 1973 through March 1979 as Senior Programmer Analyst. He is a graduate of LaSalle University with a B.A. in mathematics.

Steven R. Crane is Senior Vice President, Secretary and Controller of Willowbridge. He is registered as a principal of Willowbridge. He is also Secretary and a principal of Doublewood, Secretary, Managing Director, director and a principal of Union Spring and Vice President, Secretary, Treasurer, director and a principal of Limerick. He oversees the accounting and financial reporting for Willowbridge and also oversees operations and compliance at Willowbridge. Mr. Crane has been employed by Willowbridge since April 1993. Prior to that, he was employed by Canon Corporation from April 1992 to April 1993 as a Senior Accountant. From September 1989 through April 1992, Mr. Crane worked as a Senior Auditor for Deloitte & Touche LLP. Mr. Crane is a Certified Public Accountant and a member of the AICPA. He graduated magna cum laude from North Carolina State University with a B.A. in accounting.

Edward T. Dunne is Managing Director of Willowbridge. He is registered as a principal of Willowbridge. He is also Managing Director and a principal of Doublewood. Mr. Dunne is Managing Director, director and a principal of Union Spring. From March 1992 to February 1998, Mr. Dunne was a shareholder and managing director of Nordek Associates, Inc., a commodity pool operator and commodity trading advisory firm. From August 1995 to January 1998, Mr. Dunne was a director of Star Asset Management Limited, a Bermuda trading company. In addition, from November 1993 to May 1994, Mr. Dunne was a managing director for the Alpha Global Proprietary Trading Division of Alpha Investment Management, Inc. From September 1987 to December 1993, he was a managing director of UBS Securities LLC. From July 1986 to August 1987, he served as an executive vice president of Mosely Securities Corporation. After receiving his degree from Norwich University and a commission as an officer in the U.S. Army, Mr. Dunne continued his education at New York University's Graduate School of Public Administration. Mr. Dunne also attended the New England School of Law. In addition, Mr. Dunne has attended the Securities Industry Institute at the University of Pennsylvania's Wharton School of Business.

Virginia M. Loebel is Director of Banking and Brokerage Relations at Willowbridge, Doublewood and Union Spring. From August 1992 to April 1999, Ms. Loebel was employed by Union Bank of Switzerland with credit and relationship management responsibility for major U.S. investment banks. Her last position with Union Bank of Switzerland was a Managing Director in charge of domestic managed funds and investment bank credit relationships with total credit facilities in excess of $20 billion. From August 1985 to August 1992, Ms. Loebel was a Vice

President at Citibank in Investment Banking and Managed Funds. Ms. Loebel completed the credit training program at Bankers Trust Company, where she was employed from February 1983 to August 1985. Ms. Loebel graduated cum laude from Villanova University with a B.S. in Finance and Economics.

Willowbridge will trade the partnership assets allocated to it using the Argo Trading System ("Argo"). Each trading system used by Willowbridge is proprietary and confidential. The description herein, therefore, is of necessity general and not intended to be exhaustive.

For each system, risk is managed on a market by market level as well as on an overall portfolio level. On the market level, risk is managed primarily by utilizing proprietary volatility filters. When these filters detect a certain excessive level of volatility in the markets traded, they will signal that the systems should no longer be trading in the markets in which the filters have detected excessive volatility. In this way, the systems do not participate in markets in which there are extremes in market action. On the portfolio level, risk is managed by utilizing a proprietary portfolio cutback rule. When cumulative profits have reached a certain level, this rule determines that positions should be halved across the entire portfolio. In this way, risk is reduced while allowing the systems to continue to participate in the markets, albeit at a reduced level. After the portfolio has been traded at half, the rule will then determine when to increase positions to again trade at the full level.

Argo commenced trading in 1988. Argo essentially incorporates concepts of pattern recognition, support/pro forma resistance levels and counter-trend liquidations from another of Willowbridge's technical strategies, the Vulcan Trading System ("Vulcan"), to trade a portfolio similar to Vulcan consisting of foreign currencies and financial instruments. However, Argo has a relatively slower time horizon than Vulcan and attempts to capture longer-term price moves in a manner similar to another of Willowbridge's technical strategies, the Titan Trading System. It is intended that Argo's positions will generally be held from 20 to 30 trading days with approximately 15 to 40% of assets under management normally committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less.

F.   *Price Capital Markets, Inc.*

Price Capital Markets, Inc. ("Price Capital Markets"), an Illinois corporation, has been registered with the CFTC as a commodity trading advisor since February 25, 1997. Price Capital Markets is also a member of the NFA. Price Capital Markets is an affiliate of the general partner and The Price Futures Group, the partnership's introducing broker. Price Capital Markets' books and records are located at Price Capital Markets' main business address, 141 West Jackson Blvd., Suite 1340A, Chicago, Illinois 60604, and its telephone number is (312) 648-2883.

The principals of Price Capital Markets are Walter Thomas Price, III, Thomas J. Madden and Ron Mark. Biographical information regarding Mr. Price and Mr. Madden, who are also principals of the general partner, appears on page 24.

Ron Mark has been registered as an associated person of The Price Futures Group, Inc. since June 1995, acting as an account executive for both high net worth individuals and commercial accounts. He has researched and reviewed in excess of fifty trading systems and has worked with Mr. Price to computerize systems that Mr. Price has developed over a thirty-year career in the securities and futures industry. Together they have created, back-tested and actively traded a number of trading systems. With his knowledge of trading and computers, Mr. Mark has been able to refine the PriceMark System, an in-house trading methodology. Mr. Mark graduated from the University of Illinois in 1993 with a degree in International Finance and Economics.

Price Capital Markets will use a technical trading approach. Client accounts will be traded using the PriceMark System, a proprietary trading system. In general the PriceMark System operates on a momentum-driven basis. The system is designed to exit losing positions early while allowing winning positions to continue. Price Capital Markets does not anticipate using more than 20 percent of customers' funds to margin positions at any given time.

The PriceMark System relies solely on technical analysis. Price Capital Markets places trades in commodity futures and options on futures contracts traded on the Chicago Board of Trade, Chicago Mercantile Exchange, International Monetary Market, and New York Board of Trade. However, Price Capital Markets reserves the right to place trades in any commodity futures contract, or option on a futures contract on any exchange foreign or domestic, including exchange for physicals, Globex and a/c/e.

G. *Campbell Strategic Allocation Fund, L.P.*

Campbell Strategic Allocation Fund, L.P. was organized as a Delaware limited partnership on August 1, 1997. Campbell is its general partner and trading advisor. The books and records for the fund are located at 210 West Pennsylvania Avenue, Towson, Maryland 21204 and its telephone number is (410) 296-3301.

The fund trades in the U.S. and international futures, forward and swap markets, specifically in a portfolio primarily focused on financial futures and forwards, which are instruments designed to hedge or speculate on changes in interest rates, currency exchange rates or stock index values. A secondary emphasis is on metals and energy products. Campbell uses its computerized, trend-following, technical trading and risk control methods to seek substantial medium- and long-term capital appreciation while, at the same time, seeking to control risk and volatility. Campbell provides advisory services to numerous other funds and individually managed accounts similar to the services Campbell provides to the fund. Campbell has been using its technical approach since 1972—one of the longest performance records of any currently active futures manager and has developed and refined its approach over the past 29 years.

While futures contracts are traded on a wide variety of commodities, the fund will concentrate its futures trading in financial instruments such as interest rates, foreign exchange and stock index contracts, and metal and energy contracts.

Currencies and other commodities may be purchased or sold by the fund for future delivery or cash settlement through banks or dealers pursuant to forward or swap contracts. Unlike futures contracts, forward contracts are not standardized and the

forward market is largely unregulated. The fund may also periodically enter into swap transactions, which are individually negotiated, non-standardized agreements between two parties to exchange cash flows measured by different interest rates, exchange rates, or prices, with payments calculated by reference to a principal amount or quantity.

Campbell makes the fund's trading decisions using proprietary computerized trading models which analyze market statistics.

Campbell currently offers the following portfolios:

1) The Financial, Metal & Energy Large Portfolio,

2) The Financial, Metal & Energy Small Portfolio,

3) The Foreign Exchange Portfolio,

4) The Global Diversified Large Portfolio, and

5) The Global Diversified Small Portfolio.

All of the fund's assets are currently allocated to the Financial, Metal & Energy Large Portfolio, which trades forward, futures and swap contracts on precious and base metals, energy products, stock market indices, interest rate instruments and foreign currencies.

Campbell currently allocates the fund's assets as follows: 81% to financial contracts, 18% to energy products and 1% to metals. These percentages fluctuate on a quarterly or more frequent basis responding to changes in market volatility.

Campbell's trading models are designed to detect and exploit medium- and long-term price changes, while also applying proven risk management and portfolio management principles. No one market exceeds 10% of a total portfolio allocation. Portfolio composition, including contracts traded and percentage allocations to each sector, may change at any time if Campbell determines such change to be in the best interest of the fund.

See *Trading Advisor and Fund Descriptions—Campbell & Company*, for more information on the managing owner and trading advisor of the trust.

H. *Global Macro Trust*

Global Macro Trust will seek profit opportunities in global fixed income instruments, currencies, stock indices and commodities. Millburn Ridgefield Corporation will serve as the trust's managing owner and trading advisor. The managing owner will use its proprietary quantitative, systematic trading method to trade in futures and forward contracts and related options on futures for the trust. Positions held by the trust may be either long contracts to buy or short contracts to sell. The ability to take both long and short positions provides the trust with the flexibility to capitalize on opportunities in both rising and falling markets.

Although the trust has not yet commenced trading, once trading has begun the trust will trade in the wide range of domestic and international markets represented in the managing owner's Diversified Portfolio.

The trust's primary objective is to achieve substantial capital appreciation over time with controlled volatility. The trust also offers investors the advantage of limited liability in a leveraged trading vehicle and the convenience of professional management.

The performance of the trust is not dependent upon any single nation's economy or currency. On the contrary, periods of economic uncertainty can augment the profit potential of the trust by increasing the likelihood of significant movements in global interest and exchange rates, and stock and commodity prices. Additionally, because the trust can take short positions as easily as long positions, the trust is as likely to be profitable or unprofitable in falling markets as in rising markets.

If the trust is successful, of which there can be no assurance, it can provide valuable diversification to traditional portfolios of stocks and bonds due to the trust's performance being generally unrelated to the general stock and bond markets. The trust may also incur substantial losses.

Ninety percent (90%) or more of the trust's assets will be invested in U.S. Treasury securities, securities and other highly rated and liquid instruments, some of which will be deposited as collateral or margin in connection with the trust's trading. Accordingly, in addition to its potential to profit from its trading, the trust will earn interest on 90% or more of its assets.

See *Trading Advisor and Fund Description— Millburn Ridgefield Corporation*, for more information on the managing owner and trading advisor of the trust.


PERFORMANCE RECORDS


THE PARTNERSHIP

The partnership has not begun trading and does not have any performance history. Although certain of its officers and directors have done so, the general partner itself has not previously operated any other pools or traded any other accounts.

COMMODITY TRADING ADVISORS AND FUNDS

The following tables contain capsule performance data for Clarke, Campbell, Millburn, Arcanum, Willowbridge, Price Capital Markets, Campbell Strategic Allocation Fund and Global Macro Trust. The respective advisors and funds have provided this information to the partnership.

A. CLARKE CAPITAL MANAGEMENT, INC.

Millennium Program

% Return

	2001	2000	1999	1998	1997
January	2.49	2.74	-1.30	0.29	
February	0.88	0.60	1.07	-6.94	
March	8.83	-2.52	-0.07	-3.17	
April	-7.15	1.01	3.28	-12.67	
May	2.06	5.73	-5.61	16.89	
June	-4.04	3.07	4.13	-7.02	
July	1.38	-2.58	4.80	4.13	
August	-0.02	5.12	-0.09	30.61	
September	0.06	-2.18	0.84	16.26	
October		-1.70	-5.79	-6.90	
November		12.31	5.26	4.82	
December		16.37	-0.09	3.71	
Year	3.77	42.75	5.85	37.29	

Name of CTA	Clarke Capital Management, Inc.
Name of Trading Program	Millennium Program
Inception of Trading by CTA	Dec-93
Inception of Trading in Program	Jan-98
Number of Accounts	22
Total Assets Managed	$213,400,608
Total Assets Managed in this Program	$76,277,212
Worst Monthly Percentage Draw-Down	12.68%
Worst Peak-to-Valley Draw-Down	21.38%
Number of Accounts Closed with a Profit	7
Number of Accounts Closed with a Loss	4

Past performance is not necessarily indicative of future results.

B. CAMPBELL & COMPANY

Financial, Metal & Energy Small Portfolio (over $5 million)

% Return

	2001	2000	1999	1998	1997	1996
January	-1.49	3.23	-4.61	2.80	3.85	8.80
February	0.48	-0.52	1.34	-2.34	1.63	-5.20
March	6.15	-2.03	1.60	5.81	-1.75	4.33
April	-7.97	-2.55	5.20	-5.99	-3.03	2.57
May	0.92	2.47	-3.15	4.21	-3.01	-2.11
June	-2.24	0.77	4.95	1.51	3.62	1.41
July	1.05	-2.56	-0.64	-4.04	8.81	-1.71
August	1.31	3.04	1.18	9.95	-5.94	3.52
September	6.67	-3.36	1.55	3.68	4.53	1.92
October		2.75	-3.85	5.52	2.32	12.85
November		5.52	0.78	-0.91	0.59	12.11
December		2.36	2.80	1.10	5.41	-4.12
Year	4.24	9.02	6.80	22.16	17.30	37.83

Name of CTA	Campbell & Company, Inc
Name of Trading Program	Financial, Metal & Energy Small Portfolio (over $5 million)
Inception of Trading by CTA	Jan-72
Inception of Trading in Program	Feb-95
Number of Accounts	13
Total Assets Managed	$2.512b
Total Assets Managed in this Program	$125.3m
Worst Monthly Percentage Draw-Down	7.97%
Worst Peak-to-Valley Draw-Down	9.22%
Number of Accounts Closed with a Profit	52
Number of Accounts Closed with a Loss	3

C. MILLBURN RIDGEFIELD CORPORATION

Diversified Portfolio

% Return

	2001	2000	1999	1998	1997	1996
January	0.63	1.99	-4.01	2.91	8.14	7.43
February	-1.56	-1.73	3.08	-2.71	5.72	-11.05
March	8.90*	-4.55	1.21	1.14	-2.83	0.80
April	-4.96*	0.67	5.51	-7.38	-3.01	5.72
May	1.69*	-1.94	-3.34	4.04	1.50	-6.72
June	-1.89*	-4.85	5.80	2.32	0.52	3.91
July	-5.47*	-1.86	-3.82	-4.96	8.15	1.37
August	3.34*	3.30	1.17	6.94	-8.52	-1.88
September	-3.19*	-2.85	0.73	5.53	1.20	2.79
October		4.59	-11.81	-1.84	-2.21	10.64
November		6.19	2.19	-0.75	-0.31	3.96
December		14.92	2.68	2.71	4.95	1.08
Year	-3.86*	12.97	-1.99	7.17	12.61	17.33

*Estimated figures provided by Millburn Ridgefield Corporation from March 2001

Name of CTA	Millburn Ridgefield Corporation
Name of Trading Program	Diversified Portfolio
Inception of Trading by CTA	Feb-71
Inception of Trading in Program	Feb-71
Number of Accounts	17
Total Assets Managed	$398,649,515
Total Assets Managed in this Program	$309,535,140
Worst Monthly Percentage Draw-Down	13.79%
Worst Peak-to-Valley Draw-Down	23.97%
Number of Accounts Closed with a Profit	13
Number of Accounts Closed with a Loss	2

D. ARCANUM INVESTMENT MANAGEMENT LIMITED

A.I.M Traded Options Program

% Return

	2001	2000	1999	1998	1997	1996
January	1.52	2.30	2.25	3.57		
February	0.84	1.59	2.55	2.01		
March	-2.17	2.42	2.55	1.83		
April	1.81	-1.15	-1.01	4.66		
May	1.25	2.58	2.52	4.38		
June	1.03	0.96	2.51	3.66		
July	1.32	1.38	2.44	3.00		
August	0.94	0.71	2.47	1.51		
September	-19.76	0.76	0.59	3.05		
October		0.21	2.56	2.67	10.63	
November		1.56	1.32	2.42	-7.40	
December		1.75	1.88	3.62	2.54	
Year	-14.41	16.20	25.04	43.00	5.04	

Name of CTA	Arcanum Investment Management Limited
Name of Trading Program	A.I.M. Traded Option Program
Inception of Trading by CTA	Oct-97
Inception of Trading in Program	Oct-97
Number of Accounts	50
Total Assets Managed	$41.5m
Total Assets Managed in this Program	$41.5m
Worst Monthly Percentage Draw-Down	19.76%
Worst Peak-to-Valley Draw-Down	19.76%
Number of Accounts Closed with a Profit	37
Number of Accounts Closed with a Loss	3

E. WILLOWBRIDGE ASSOCIATES, INC.

Argo Trading System

% Return

	2001	2000	1999	1998	1997	1996
January	2.14	-8.67	-2.04	10.25	7.92	2.61
February	-1.72	-9.26	8.07	-3.35	9.06	-16.70
March	3.47	0.91	-3.08	-1.52	0.98	7.30
April	-2.30	-0.80	5.12	-13.27	0.29	17.39
May	10.54	1.38	-3.77	1.04	-4.84	-8.52
June	-2.65	2.48	11.62	-10.18	-1.28	-0.80
July	-4.89	-20.97	4.29	5.74	8.83	-14.84
August	8.51	36.06	-1.05	24.18	-12.63	3.16
September	6.25	-7.83	3.85	16.98	-4.81	2.93
October		-5.46	-17.78	1.41	-1.82	12.24
November		12.28	7.31	-1.96	4.35	20.33
December		32.31	0.63	-0.65	-1.78	-5.75
Year	19.73	19.97	9.42	25.31	1.97	12.46

Name of CTA	Willowbridge Associates Inc.
Name of Trading Program	Argo Trading System
Inception of Trading by CTA	Aug-88
Inception of Trading in Program	Aug-88
Number of Accounts	19
Total Assets Managed	$603,896,621
Total Assets Managed in this Program	$305,322,281
Worst Monthly Percentage Draw-Down	28.69%
Worst Peak-to-Valley Draw-Down	41.45%
Number of Accounts Closed with a Profit	90
Number of Accounts Closed with a Loss	20

F. PRICE CAPITAL MARKETS, INC.

PriceMark Systems—$100,000

% Return

	2001	2000	1999	1998	1997	1996
January					-7.5	
February					-1.0	
March					-7.0	
April					-13.1	
May					-4.6	
June					0.8	
July					-6.8	
August						0.9
September						4.9
October						8.8
November						-3.4
December						3.9
Year					-33.6	15.6

Name of CTA	Price Capital Markets, Inc
Name of Trading Program	PriceMark Systems—$100,000
Inception of Trading by CTA	June-95
Inception of Trading in Program	August-96
Number of Accounts	0
Total Assets Managed	$0
Total Assets Managed in this Program	$0
Worst Monthly Percentage Draw-Down	-29.9%
Worst Peak-to-Valley Draw-Down	-43.7%
Number of Accounts Closed with a Profit	0
Number of Accounts Closed with a Loss	7

PriceMark Systems—$30,000 – $50,000

% Return

	2001	2000	1999	1998	1997	1996
January				6.7	-5.7	
February					0.6	
March					-14.1	
April					-6.1	
May					-10.0	
June					0.3	
July					-10.3	-3.9
August					5.7	2.9
September					-1.6	7.1
October					-1.7	5.6
November					-7.9	-3.8
December					-10.2	2.3
Year				6.70	-47.6	10.2

Name of CTA	Price Capital Markets, Inc
Name of Trading Program	PriceMark Systems—$30,000 – $50,000
Inception of Trading by CTA	June-95
Inception of Trading in Program	July-96
Number of Accounts	0
Total Assets Managed	$0
Total Assets Managed in this Program	$0
Worst Monthly Percentage Draw-Down	-20.2%
Worst Peak-to-Valley Draw-Down	-48.2%
Number of Accounts Closed with a Profit	0
Number of Accounts Closed with a Loss	15

G. CAMPBELL STRATEGIC ALLOCATION FUND, L.P.

% Return						
	2001	**2000**	**1999**	**1998**	**1997**	**1996**
January	-1.30	3.53	-5.02	2.74	4.52	5.79
February	0.11	-0.60	1.67	-2.81	2.03	-5.97
March	7.02	-2.67	0.46	4.68	-2.47	4.72
April	-8.42	-1.81	5.33	-6.69	-3.60	3.59
May	0.95	2.15	-3.69	4.07	-2.92	-2.18
June	-1.98	1.87	4.81	1.29	2.48	0.75
July	1.15	-2.07	-0.32	-4.00	9.12	-0.78
August	1.94	2.82	0.82	9.48	-5.69	1.84
September	6.66	-3.71	1.36	2.47	4.51	1.77
October		2.88	-4.31	3.97	1.83	12.44
November		6.25	0.58	-0.75	0.17	11.00
December		2.05	3.29	0.30	4.46	-4.41
Year	5.39	10.70	4.45	14.60	14.31	30.46

Name of CTA	Campbell & Company, Inc
Name of Trading Program	Campbell Strategic Allocation Fund, L.P.
Inception of Trading by CTA	Jan-72
Inception of Trading in Program	Apr-94
Number of Accounts	n/a for a public fund
Total Assets Managed	$2.512b
Total Assets Managed in this Program	$803,062,489
Worst Monthly Percentage Draw-Down	8.42%
Worst Peak-to-Valley Draw-Down	9.38%
Number of Accounts Closed with a Profit	n/a for a public fund
Number of Accounts Closed with a Loss	n/a for a public fund

H. GLOBAL MACRO TRUST

GLOBAL MACRO TRUST-PROFORMA

% Return

MONTH	2001	2000	1999	1998	1997	1996
January	0.47	1.92	-4.35	2.64	7.51	6.9
February	-1.88	-2.11	2.82	-2.94	5.21	-11.08
March	9.19	-4.76	1	1.06	-2.62	0.64
April	-5.44	0.44	5.61	-7.76	-2.67	5.62
May	1.87	-2	-3.29	3.76	1.13	-6.39
June	-2.82	-4.76	5.46	2.13	0.4	3.86
July	-6.02	-2.08	-3.49	-5.16	7.26	1.09
August	2.99	3.1	0.87	6.68	-7.31	-2.01
September	-3.42	-3.08	0.6	5.7	0.87	2.79
October		4.38	-12.77	-1.85	-1.92	10.16
November		5.97	1.94	0.99	-0.34	3.62
December		16.54	2.45	2.71	4.5	0.97
Year	-5.79	12.33	-4.52	5.05	11.51	15.28

Name of CTA	Millburn Ridgefield Corporation
Name of Trading Program	Global Macro Trust
Inception of Trading by CTA	Feb-71
Inception of Trading in Program	n/a
Number of Accounts	n/a
Total Assets Managed	n/a
Total Assets Managed in this Program	n/a
Worst Monthly Percentage Draw-Down	n/a
Worst Peak-to-Valley Draw-Down	n/a
Number of Accounts Closed with a Profit	n/a
Number of Accounts Closed with a Loss	n/a

This program has yet to begin trading.

THE COMMODITY BROKERS

CLEARING BROKER

Man Financial Inc. ("Man Financial"), a member of the Man Group of Companies, acts as the clearing broker for the partnership and, as such receives commissions for clearing and executing trades on behalf of the partnership with respect to partnership assets allocated to the trading advisors. In addition, Man Financial may act as the counterparty on the partnership's foreign currency forward contracts entered into by the trading advisors. Man Financial will hold partnership funds as segregated customer funds, and all payments, including margin payments, to and from the futures exchanges resulting from the partnership's trades will flow through Man Financial.

Man Financial is registered under the Commodity Exchange Act, as amended, as a futures commission merchant and a commodity pool operator, and is a member of the National Futures Association in such capacities. In addition, Man Financial is registered with the National Association of Securities Dealers, Inc. as a broker-dealer. Man Financial, which is part of the Man Group of Companies, is a member of all major U.S. futures and securities exchanges. Man Financial's main office is located at One North End Avenue, Suite 1121, New York, New York 10282. Man Financial's telephone number at such location is (212) 566-2900.

Man Financial acts only as clearing broker for the partnership and as such is paid commissions for executing and clearing trades on behalf of the partnership. Man Financial has not passed upon the adequacy or accuracy of this prospectus. Man Financial neither will act in any supervisory capacity with respect to the general partner nor participate in the management of the general partner or partnership. Therefore, prospective investors should not rely on Man Financial in deciding whether or not to participate in the partnership.

INTRODUCING BROKER

The Price Futures Group, Inc., an Illinois corporation, acts as the partnership's introducing broker. In that capacity, it will introduce the partnership's futures transactions effected by the trading advisors to the clearing the broker, in return for a portion of the clearing broker's commission. It will also monitor the futures positions that the clearing broker reports in the partnership's trading accounts for any errors in trade or valuation prices.

The Price Futures Group is a registered introducing broker registered with the CFTC, and is a member of the NFA. The offices of the introducing broker are located at 141 West Jackson Boulevard, Suite 1340A, Chicago, Illinois 60604, and the telephone number is (312) 648-2870.

BROKERAGE ARRANGEMENTS

The general partner will review the partnership's brokerage arrangements at least annually to ensure that those arrangements are fair, reasonable and competitive, taking into consideration:

- the size of the partnership;

- the futures, forwards, options on futures and physicals trading activity;

- the services provided to the partnership by the commodity broker or any of its affiliates;

- the cost incurred by the commodity broker or any of its affiliates in organizing and operating the partnership and offering units; and

- the overall costs to the partnership.

Each customer agreement sets forth a standard of liability for the commodity broker and provides for indemnities of the commodity broker.

LITIGATION

The General Partner

There have never been any material administrative, civil or criminal proceedings against the general partner or its principals.

Campbell Strategic Allocation Fund, L.P.

There have never been any material administrative, civil or criminal proceedings against the Campbell Strategic Allocation Fund, L.P., its managing owner, or their respective principals.

Global Macro Trust

There have never been any material administrative, civil or criminal proceedings against Global Macro Trust, its managing owner, or their respective principals.

Clarke Capital Management, Inc.

There have never been any material administrative, civil or criminal proceedings against Clarke Capital Management or its principals.

Campbell & Company

There have never been any material administrative, civil or criminal proceedings against Campbell & Company or its principals.

Millburn Ridgefield Corporation

There have never been any material administrative, civil or criminal proceedings against Millburn Ridgefield Corporation or its principals.

Arcanum Investment Management Limited

There have never been any material administrative, civil or criminal proceedings against Arcanum Investment Management Limited or its principals.

Willowbridge Associates, Inc.

There have never been any material administrative, civil or criminal proceedings against Willowbridge Associates, Inc. or its principals.

Price Capital Markets, Inc.

There have never been any material administrative, civil or criminal proceedings against Price Capital Markets, Inc. or its principals.

The Introducing Broker

There have never been any material, administrative, regulatory, civil or criminal proceedings against The Price Futures Group, Inc. or any of its principals.

The Clearing Broker

At any given time, Man Financial is involved in numerous legal actions and administrative proceedings. In the aggregate, as of the date of this prospectus, these legal actions and administrative proceedings are not expected to have a material effect upon Man Financial's condition, financial or otherwise, or upon the services it will render to the partnership. There have been no material administrative, civil or criminal proceedings pending, on appeal or concluded against Man Financial or any of its principals within the five years preceding the date of this prospectus.

THE LIMITED PARTNERSHIP AGREEMENT

This section of the prospectus summarizes material provisions of the limited partnership agreement of the partnership that are not discussed elsewhere in the prospectus. A form of the limited partnership agreement is annexed to the prospectus as Exhibit B.

NATURE OF THE PARTNERSHIP

The partnership was formed on October 5, 2000, under Delaware law. The fiscal year of the partnership begins on January 1 of each year and ends on the following December 31.

The units that you purchase and pay for in this offering will be fully paid and non-assessable. You may be liable to the partnership for liabilities that arose before the date of a redemption. Your liability, however, will not exceed the sum of your unredeemed capital contribution, undistributed profits, if any, any distributions and amounts received upon a redemption, together with interest on any of these amounts. However, the partnership will not make a claim against you for any amounts received in connection with a redemption of units unless the net assets of the partnership are insufficient to discharge the liabilities of the partnership that arose before any distributions were made to you. The general partner will be liable for all obligations of the partnership to the extent that the assets of the partnership are insufficient to pay those obligations.

MANAGEMENT OF PARTNERSHIP AFFAIRS

You will not participate in the management or operations of the partnership. Under the limited partnership agreement, the general partner is solely responsible for managing the partnership.

The general partner may use the partnership's funds only to operate the business of the partnership. The general partner may hire an affiliate to perform services for the partnership if the general partner determines that the affiliate is qualified to perform the services, and can perform those services under competitive terms that are fair and reasonable. Any agreement with an affiliate must be for a term not in excess of one year and be terminable by the partnership without penalty upon 60 days' written notice.

Other responsibilities of the general partner include:

- determining whether the partnership will make a distribution;

- administering redemptions; preparing monthly and annual reports;

- preparing and filing tax returns for the partnership;

- signing documents on behalf of the partnership and its limited partners under powers of attorney; and

- supervising the liquidation of the partnership, if necessary.

SHARING OF PROFITS AND LOSSES

You will have a capital account in the partnership in which you invest, with an initial balance equal to the amount you paid for units of the partnership, less selling commissions and reimbursement of offering expenses, if any. The general partner will also have a capital account. The partnership's net assets will be calculated monthly, and your capital account will be adjusted as necessary to reflect any increases or decreases that may have occurred since the preceding month. Profits and losses will be shared by the general partner and limited partners in proportion to the size of their capital accounts.

OPTIONAL REDEMPTIONS

If you redeem your units during the first nine months following the closing at which the units were issued, you will be subject to the following redemption fees: (i) units redeemed on or before the end of the first six months after their effective date will be charged a redemption fee of 4% of the net asset value at which they are redeemed and (ii) units redeemed after six months, but on or before the end of nine months after their effective date will be charged a redemption fee of 3% of the net asset value at which they are redeemed. These redemption fees will be paid to the general partner.

Redemption fees will be waived if your redemption proceeds are used to purchase units or interests in another fund sponsored by the general partner. Redemption fees will not reduce net asset value or net trading profit for any purpose and will only affect the amount you will receive upon your redemption of an interest.

Unless you are redeeming your entire interest in the partnership, redemptions may only be made in whole units, with a minimum of 5 units (2 units for IRAs or qualified retirement plans) required for each redemption. The general partner will redeem your units in the order in which they were purchased.

Redemptions will only be effective as of the last day of the month in which a request for redemption in proper form has been timely received by the general partner. A "request for redemption" is a letter in the form specified by the general partner that must be sent by you to and received by the general partner at least 10 business days before the redemption date. A form of request for redemption is attached to the limited partnership agreement, which is annexed to this prospectus as Annex A to Exhibit B. Additional copies of the request for redemption may be obtained by written request to the general partner.

MANDATORY REDEMPTIONS

The general partner may, on written notice, require any limited partner that is a pension plan within the meaning of the Employee Retirement Income Security Act of 1974 (ERISA) to redeem some or all of its units if the general partner determines a mandatory redemption is necessary to insure that the partnership's assets will not be deemed to be pension plan assets within the meaning of the ERISA or regulations issued by the United States Department of Labor (DOL) under ERISA. A mandatory redemption of a limited partner's units will be effective as of the last day of the month in which the general partner notifies the limited partner of the mandatory redemption. The general partner may adopt procedures for mandatory redemptions that the general partner determines are fair and equitable to all limited partners.

REDEMPTION PAYMENTS

If you redeem units or your units are the subject of a mandatory redemption, you will receive 100% of the net asset value of each unit redeemed as of the redemption date, less any applicable redemption charges. The "net asset value" of a unit is an amount equal to the partnership's net assets allocated to capital accounts represented by units, divided by the number of units outstanding.

"Net assets" means the total assets of the partnership, including all cash and cash equivalents (valued at cost), accrued interest and amortization of original issue discount, and the market value of all open futures, forwards, options on futures and physicals positions and other assets of the partnership, less the total liabilities of the partnership, including, but not limited to, all brokerage, incentive and management fees, interest payable to the general partner and extraordinary expenses, as determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting.

The market value of a futures contract traded on a United States exchange means the settlement price on the exchange on which that futures contract is traded on the day net assets are being determined. However, if a futures contract could not have been liquidated on that day because of the operation of daily limits or other rules of the exchange or otherwise, the settlement price on the first subsequent day on which the futures contract could be liquidated will be the market value of that futures contract for that day. The market value of a forward or futures contract traded on a foreign exchange or market means its market value as determined by the general partner on a basis consistently applied for each different variety of forward contract or futures interest.

The general partner will endeavor to pay for units that have been redeemed within 10 business days after the redemption date. In the event it does not have sufficient cash on hand, the partnership may be forced to liquidate open futures interests positions to satisfy redemptions. The partnership will make redemption payments by check mailed to you. Your right to redeem units is contingent upon the partnership having assets sufficient to discharge its liabilities on the redemption date and timely receipt by the general partner of your request for redemption as described above.

RESTRICTIONS ON TRANSFERS OR ASSIGNMENTS

You may withdraw capital or profits from the partnership only by redeeming units. Transfers and assignments of your units are subject to certain restrictions contained in the limited partnership agreement, and any attempt to transfer or assign units in violation of the limited partnership agreement will be ineffective. Any transfer or assignment of units by you will take effect at the end of the month in which the transfer or assignment is made, subject to the following conditions. The partnership must receive written notice from you at least 15 days before the proposed transfer. You must sign the notice and include the address and social security or taxpayer identification number of the transferee or assignee and the number of units transferred or assigned. You cannot transfer or assign less than all of your units if, as a result of the transfer, either you or your transferee would own fewer than the minimum number of units required for an initial investment in the partnership (subject to certain exceptions relating to gifts, death, divorce or transfers to family members or affiliates).

The transferee or assignee may not become a limited partner without the written consent of the general partner. The general partner will not permit a transfer or assignment of units unless it is satisfied that the transfer or assignment would not be in violation of the Partnership Act or applicable federal, state or foreign securities laws. Notwithstanding the transfer or assignment, the partnership will continue to be classified as a partnership rather than as an association taxable as a corporation under the Internal Revenue Code of 1986, as amended. The general partner will not recognize any transfer or assignment of units if the transfer or assignment would result in the termination of the partnership for federal income tax purposes or if, as a result of the transfer, the partnership's assets would be deemed plan assets within the meaning of ERISA or regulations issued under ERISA by the DOL. You must pay all costs, including any attorneys' and accountants' fees, related to a transfer or assignment of your units.

The general partner may withdraw any portion of its capital in the partnership that exceeds the minimum amount of capital required under the limited partnership agreement without prior notice to or consent of the limited partners. In addition, the general partner may withdraw or assign its entire interest in the partnership if it gives 120 days' prior written notice to the limited partners. If a majority of the limited partners elects a new general partner or partners to continue the business of the partnership, the withdrawing general partner must pay all reasonable expenses incurred by the partnership in connection with its withdrawal.

AMENDMENTS; MEETINGS

The limited partnership agreement may be amended by the general partner subject to the consent of the limited partners owning more than 50% of the units of the partnership. In addition, the general partner may make certain amendments to the limited partnership agreement without the consent of the limited partners, including any amendment that is not adverse to the limited partners or required by the staff of the SEC, the CFTC, any other federal agency, any state "Blue Sky" official or other governmental official or to comply with applicable law. However, an amendment that would reduce the capital account of any partner, modify the percentage of profits, losses or distributions to which any partner is entitled, or change the provisions of the limited partnership agreement relating to amendments requiring the consent of all partners, requires the consent of all affected partners.

Upon written request to the general partner and payment of all printing and duplicating costs you or your authorized representative may obtain a list of the names and addresses of, and units owned by, all limited partners. Limited partners owning at least 10% of the units of the partnership may request a meeting to consider any matter upon which limited partners may vote. Upon receipt of a request for a meeting, the general partner must call a meeting of the partnership, by written notice sent by certified mail or delivered in person within 15 days of the request. The meeting must be held at least 30 but not more than 60 days after the mailing by the general partner of notice of the meeting. The notice must specify the date, a reasonable place and time, and the purpose of the meeting.

At any meeting of the limited partners, the following actions may be taken upon the affirmative vote of limited partners owning more than 50% of the units:

- amend the limited partnership agreement;
- dissolve the partnership;
- remove and replace the general partner;
- elect a new general partner or general partners if the general partner terminates or liquidates or elects to withdraw from the partnership, or becomes insolvent, bankrupt or is dissolved;
- terminate any contract with the general partner or any of its affiliates on 60 days' prior written notice; and
- approve the sale of all or substantially all of the assets of the partnership.

Any of the foregoing actions may also be taken by limited partners without a meeting, without prior notice, and without a vote, by means of written consents signed by limited partners owning the required number of units. Notice of any actions taken by written consent must be given to non-consenting limited partners within seven business days.

BOOKS AND RECORDS; REPORTS TO LIMITED PARTNERS

The books and records of the partnership are maintained at its principal office for at least five years. You or your authorized attorney or agent will have the right during normal business hours to inspect and copy the books and records of the partnership. Alternatively, you may request that copies of the books and records be sent to you, provided that you pay all reasonable reproduction and distribution costs. The partnership will retain copies of subscription documentation in connection with purchases and exchanges of units for at least six years.

Within 30 days after the close of each calendar month, the general partner will provide such financial and other information with respect to the partnership as the CFTC and NFA may require, together with information concerning any material change in the brokerage commissions or fees payable by the partnership to any commodity broker. You will also receive within 120 days after the close of each fiscal year an annual report containing audited financial statements for the partnership. Within 30 days of receipt by the general partner of Schedule K-1's from the funds in which the partnership invests, the partnership will provide you with the tax information necessary for you to prepare your federal income tax return. The net asset value of the partnership's units, which is estimated daily by the general partner, will be promptly supplied to you upon written request.

A written notice, including a description of limited partners' redemption and voting rights, will be mailed to the limited partners of the partnership within seven business days if any of the following events occurs:

- net asset value of a unit decreases by at least 50% from the net asset value of that unit as of the end of the immediately preceding month;

- the limited partnership agreement is materially amended;

- any change in a trading advisor or any material change in an advisory agreement with a trading advisor;

- any change in commodity brokers or any material change in the compensation arrangements with a commodity broker;

- any change in general partner or any material change in the compensation arrangements with a general partner;

- any change in the partnership's fiscal year;

- any material change in the partnership's trading policies as specified in the limited partnership agreement; or

- cessation of futures interests trading by the partnership.

If you receive a notice as to a 50% decrease in net asset value per unit, that notice will also advise you that a "special redemption date" will take place when limited partners may redeem their units in the same manner as on regular redemption dates. Further, following the close of business on the date of the 50% decrease giving rise to that notice, the partnership will liquidate all existing positions as promptly as reasonably practicable, and will suspend all futures, forwards, options on futures and physicals trading through the special redemption date. The general partner will then determine whether to reinstitute futures interests trading or to terminate the partnership.

In addition, subject to limits imposed under state guidelines incorporated in the limited partnership agreement, no increase in any of the management, incentive or brokerage fees payable by the partnership, or any of the caps on fees, may take effect until the first business day following a redemption date. In the event of an increase:

- notice of the increase will be mailed to limited partners at least five business days before the last date on which a "request for redemption" must be received by the general partner with respect to the applicable redemption date;

- the notice will describe the redemption and voting rights of limited partners; and

- units redeemed at the first redemption date following the notice will not be subject to any redemption charges.

Each limited partner expressly agrees that in the event of his death, he waives on behalf of himself and his estate the furnishing of any inventory, accounting or appraisal of the assets of the partnership and any right to an audit or examination of the books of the partnership.

PLAN OF DISTRIBUTION

GENERAL

Atrium Securities, Inc., an affiliate of the general partner which is a registered broker-dealer and member of the NASD, is offering units under a selling agent agreement with the partnership and the general partner. Atrium Securities may appoint additional selling agents to make offers and sales of the units. These additional selling agents may include any securities broker which is a member in good standing of the NASD.

Atrium Securities is offering the units on a "best efforts" basis without any agreement by Atrium Securities to purchase units. Atrium Securities will receive a 4% commission ($40 per $1,000 invested), and Atrium Securities may pay some or all of this commission to any other selling agent it may appoint. A selling agent will receive commission credit for any additional unit purchased by an investor to whom the selling agent originally sold a unit. Atrium Securities and each additional selling agent will identify to the partnership the individual salesperson responsible for selling each unit. The partnership will pay the salesperson a trailing commission for each unit he sells equal to 1½% of the net asset value of a unit. The trailing commission will be based on net asset value of a unit as of the last day of each year, beginning December 31, 2002. No trailing commission will accrue or be paid for any unit that has been outstanding for less than one full year. If a unit has been outstanding for a year and is redeemed during a subsequent year, the trailing commission for the subsequent year will be prorated. To be eligible to receive the trailing commission, the salesperson at the time of payment must be a registered representative of a broker-dealer that is registered with the SEC and is a member of the NASD or an associated person of a futures commission merchant registered with the CFTC. In addition, if the salesperson has left the firm that he or she was with at the time of the original sale, the salesperson must have entered into an agreement with the fund to provide continuing investor services to those persons who purchased units from him or her.

The maximum number of units the partnership may sell is 50,000. The general partner may in the future subdivide or combine outstanding units of the partnership, in its discretion, provided that any subdivision or combination will not affect the net asset value of any limited partner's interest in the partnership.

The partnership has generally agreed to indemnify its trading advisors, Man Financial, Atrium Securities and any additional selling agents Atrium Securities may appoint against losses or claims arising from the offer and sale of the units. This indemnity does not apply to the extent a claim relates to information specifically supplied by the trading advisors, Man Financial, or Atrium Securities for use in connection with the offering.

INITIAL OFFERING

The partnership is initially offering units for $1,000 per unit until the partnership sells 1,000 units and begins trading. The selling agent and any additional selling agents it appoints must sell a minimum of 1,000 units ($1,000,000), and the offering will terminate on December 31, 2002, if the minimum has not been reached. The minimum initial subscription is $5,000 ($2,000 for an IRA).

CONTINUING OFFERING

After the initial offering period, you may purchase units as of the last day of each month, provided that your subscription has been accepted at least ten business days before the end of the month. The purchase price will be 100% of the net asset value per unit on the date of purchase. There is no minimum for additional subscriptions, except that subscriptions must be in multiples of $1,000.

SUBSCRIPTION ARRANGEMENTS

Until the partnership sells 1,000 units, LaSalle Bank National Association will hold subscription payments in escrow. If the general partner rejects a subscription, the escrow agent will refund the subscriber's full subscription payment, together with any interest earned on the subscriber's funds while held in escrow. If the general partner accepts a subscription, the escrow agent will continue to hold the subscriber's subscription payment until the partnership sells 1,000 units. At that time, the escrow agent will release all accepted subscription payments to the partnership and pay the subscribers by check any interest earned on their subscription payments before that time.

After the partnership sells 1,000 units and begins trading, the partnership will hold subscription payments in a special non-interest bearing subscription account until each monthly closing date. The partnership will not deposit funds in this account for any new subscriber until the partnership has accepted the subscriber's subscription agreement.

SUBSCRIPTION PROCEDURE

To make your first purchase of units of the partnership, you must complete, sign, and deliver a subscription agreement to Price Asset Management, Inc. A sample form of the subscription agreement is annexed to this prospectus as Exhibit C. A separate copy of the subscription agreement accompanies this prospectus or you may obtain one, after delivery of this prospectus, from Atrium Securities or another selling agent.

To purchase additional units after you have been admitted as a limited partner, you must complete a subscription agreement for existing investors or subscribers form. A sample of this form is annexed to this prospectus as Exhibit D. Additional copies may be obtained from Atrium Securities or another selling agent. In this form, you will be required to confirm to the general partner that the information you provided, and the representations and warranties you made, in your original subscription agreement, including, in particular, that you satisfy applicable minimum financial suitability requirements, are still true and correct.

When you submit your subscription agreement or subscription agreement for existing investors or subscribers form, as applicable, you must also pay the full amount of your subscription. Payment instructions appear in the applicable form. The minimum initial subscription is $5,000 ($2,000 for IRAs or qualified retirement plans). There is no minimum amount for additional subscriptions, except that they must be made in increments of $1,000.

The general partner may reject any subscription, in whole or in part, in its sole discretion. If your subscription is accepted, you will not receive any certificate evidencing units, but you will be sent a confirmation of purchase. If you pay for your units by check, your subscription will not be accepted until your check has cleared.

You may revoke your subscription, and receive a full refund of the subscription amount you paid, by delivering timely written notice to the general partner. A revocation notice must be delivered to the general partner no later than 3:00 p.m., Chicago time, 10 business days prior to the date of the initial closing or applicable monthly closing. Subscriptions not timely revoked become irrevocable.

PURCHASES BY EMPLOYEE BENEFIT PLANS—ERISA CONSIDERATIONS

Units might or might not be a suitable investment for an employee benefit plan. If you are a person with investment discretion on behalf of an employee benefit plan, before proceeding with a purchase of units, you should determine whether the purchase of units is permitted under the governing instruments of the plan. You should also determine if a purchase of the units is appropriate for the particular plan in view of its overall investment policy, the composition and diversification of its portfolio, and the other considerations discussed below.

As used in this section, the term "employee benefit plans" refers to plans and accounts of various types, including their related trusts that provide for the accumulation of a portion of an individual's earnings or compensation, as well as investment income, typically free from federal income tax until funds are distributed from the plan. These plans include corporate pension and profit-sharing plans, such as so-called "401(k)" plans, "simplified employee pension plans," so-called "Keogh" plans for self-employed individuals (including partners), and, for purposes of this discussion, individual retirement accounts (IRAs), as described in Section 408 of the Internal Revenue Code of 1986, as amended.

Notwithstanding the general requirement that investors in the partnership must initially invest a minimum of $5,000, the minimum initial purchase requirement for IRAs or qualified retirement plans is $2,000. The securities laws and regulations of certain states may require greater minimum purchases, and each investor should consult the subscription agreement to determine the applicable investment requirements.

The DOL has adopted so-called plan asset regulations under the ERISA. Under these regulations, if an employee benefit plan acquires an equity interest in an entity such as the partnership which is not a "publicly offered security," the plan's assets will generally be considered to include both the equity interest in the entity and an individual interest in each of the entity's underlying assets. This will not be the case if (a) the equity participation in the entity by employee benefit plans is not "significant" (defined as 25% or more of any class of the entity's equity interests) or (b) the entity qualifies for another exception under the plan asset regulations.

If the underlying assets of the partnership were considered plan assets, those persons who have discretion in the management of the partnership and the partnership's assets would become fiduciaries of the plan. In addition, financial transactions involving the partnership's assets would be subject to ERISA reporting and disclosure requirements that the partnership generally could not comply with.

The general partner expects that units in the partnership will be "publicly offered securities" for purposes of the DOL plan asset regulations, with the result that the regulations should not apply. The DOL defines a "publicly offered security" as a security that is (a) freely transferable (determined on the basis of all relevant facts and circumstances), (b) either registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, or sold as part of a public offering under an effective registration statement under the Securities Act of 1933 and then timely registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, and (c) part of a class of securities that is "widely held."

A class of securities is "widely held" only if it is owned by 100 or more investors independent of the issuer and of one another. Once a class of securities is widely held, it will not lose that status if the number of independent investors later falls below 100 as a result of events beyond the control of the issuer (for example, redemptions of partnership units).

Units in the partnership should be freely transferable within the meaning of the DOL plan asset regulations, and units in the partnership will be registered under securities laws and regulations as described above. The general partner expects that there will be 100 investors, given the number of units being offered and the relatively small minimum purchase requirement. However, there may be a time following the initial offering of units when the partnership does not have 100 or more investors, and it is possible that units in the partnership will never be acquired by 100 or more investors.

In any case where units in the partnership are not "widely held" and therefore not considered "publicly offered securities," the partnership intends to limit investment by employee benefit plans to less than 25% of the units. To comply with this limitation, the general partner reserves the right to:

- determine that units may not be acquired by an employee benefit plan investor;

- require an employee benefit plan investor to redeem some or all of its units; and

- limit the transfer of units by investors to employee benefit plans to ensure that investment by employee benefit plans is less than 25% of the partnership's units at any time that the units are not "publicly offered securities."

The general partner believes, based upon the advice of its legal counsel, that income earned by the partnership will not constitute "unrelated business taxable income" under Section 512 of the Internal Revenue Code of 1986 to employee benefit plans and other tax-exempt entities. Although the Internal Revenue Service has issued favorable private letter rulings to taxpayers in somewhat similar circumstances, other taxpayers may not use or cite these rulings as precedent. If you have investment discretion on behalf of an employee benefit plan, you should consult a professional tax advisor regarding the application of the foregoing matters to the purchase of units.

Units may not be purchased with the assets of an employee benefit plan if the general partner, Man Financial, The Price Futures Group any additional selling agents, any trading advisor or any of their affiliates either:

- has investment discretion with respect to the investment of these plan assets;

- has authority or responsibility to give or regularly gives investment advice with respect to these plan assets for a fee and under an agreement or understanding that this advice will serve as a primary basis for investment decisions with respect to the plan assets and that this advice will be based on the particular investment needs of the plan; or

- is an employer maintaining or contributing to the plan.

Subscribing for units does not create an IRA or other employee benefit plan. If you are considering the purchase of units on behalf of an IRA or other employee benefit plan, you must first ensure that the plan has been properly established in accordance with the Internal Revenue Code and applicable regulations and administrative rulings, and that the plan has been adequately funded. Then, after taking into account all of the considerations discussed above, the trustee or custodian of a plan who decides to or who is instructed to do so may subscribe for units in the partnership, subject to the applicable minimum subscription requirement.

Acceptance of subscriptions on behalf of IRAs or other employee benefit plans is in no respect a representation by the general partner, The Price Futures Group, Atrium Securities any additional selling agents, the partnership or any trading advisor that the investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that the investment is appropriate for plans generally or any particular plan.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

This discussion summarizes certain United States federal income tax considerations generally applicable to prospective investors in the partnership. This discussion does not deal with all income tax considerations that may be relevant to specific investors because of their particular circumstances. **We urge you to consult with your own tax advisors as to the specific federal, state, local and foreign tax consequences of your investment in the partnership.**

Except where specifically addressing considerations applicable to tax-exempt or foreign investors, this discussion assumes that each limited partner is a United States citizen or resident individual. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (Code), existing Treasury Regulations and judicial decisions, and current administrative rules by the Internal Revenue Service (IRS). Future changes in law or the interpretations of law, applied either prospectively or retroactively, could produce materially different tax considerations. The partnership has not requested, and will not request, any rulings from the IRS as to any matter, including whether the partnership will be treated as such for federal income tax purposes rather than an association taxable as a corporation.

Classification as a partnership. Under current Treasury Regulations, the partnership will be classified as a partnership for federal income tax purposes provided the partnership does not elect to be taxable as a corporation. The general partner has represented that it will not elect to treat the partnership as a corporation for federal income tax purposes. Nevertheless, the partnership may be treated as a corporation for tax purposes if it is considered a "publicly traded partnership." If the partnership is treated as a corporation for federal income tax purposes, there will be potentially adverse consequences to the limited partners. In particular, (a) a limited partner's share of income, gain, losses, deductions, and tax credits of the partnership will not be includible in his federal income tax, (b) the partnership will be subject to federal income tax at the rates applicable to corporations, and (c) distributions by the partnership to the limited partners, other than liquidating distributions, will constitute dividend income to the extent of the partnership's earnings and profits. The limited partners will be taxed on these dividends, and the partnership will not be able to deduct them in computing its taxable income.

Classification as a "publicly traded partnership." A publicly traded partnership is a partnership whose interests are either (a) traded on an established securities market, or (b) readily tradable on a secondary market or the equivalent. Even if a partnership is considered to be publicly traded, it will not be treated as a corporation for federal income tax purposes if, as to each taxable year of its existence: (a) the partnership is not required to be registered under the Investment Company Act of 1940; and (b) at least 90% of its gross income is "qualifying income" such as interest, dividends, gains from the disposition of stock or securities, and, in the case of a partnership that has as a principal activity the buying and selling of commodities and commodity instruments, income and gains from commodities transactions.

The general partner has represented that based on the partnership's objectives and trading policies it believes that at least 90% of the annual gross income of the partnership will consist of qualifying income, as defined above. Based on that conclusion, the partnership is expected to satisfy the qualifying income requirement in each of its taxable years, beginning with the current taxable year. Furthermore, so long as the partnership is engaged primarily in commodity trading, it should not be required to register under the Investment Company Act. Therefore, the partnership does not expect to be taxed as a corporation even if it is considered publicly traded for federal income tax purposes.

Should the facts, assumptions and representations described above fail to be accurate for any reason, the IRS may argue that the partnership should be taxed as a corporation for federal income tax purposes. The continued treatment of the partnership as a partnership for federal tax purposes depends upon existing Code provisions, Treasury Regulations and administrative interpretations, all of which are subject to change. Therefore, we cannot assure you that the

partnership's tax treatment for federal income tax purposes may not be changed during the term of its existence.

The remainder of this discussion assumes that the partnership will be treated as a partnership and will not be classified as a publicly traded partnership for federal income tax purposes.

Partners, not partnership, subject to tax. A partnership is not a taxable entity for federal income tax purposes. Rather, its partners must take into account their allocable shares of the partnership's items of income, gain, losses, deduction and credit, whether or not they receive any distributions from the partnership. The partnership currently does not plan to make cash distributions. Therefore, a limited partner may have taxable income from the partnership without receiving any cash from the partnership with which to pay the tax liability.

In general, an item of income or deduction will have the same character for a partner as it has for the partnership.

Syndication and organization expenses. Neither the partnership nor any partner will be entitled to any deduction for syndication expenses (that is, those amounts paid or incurred in connection with offering and sale of the units). Expenses incurred in the organization of the partnership are not currently deductible and must be capitalized and amortized over a five-year period.

Allocation of partnership profits and losses. In general, the limited partnership agreement allocates items of ordinary income and expense pro rata among the partners based upon their capital accounts as of the end of the month in which these items are accrued.

The partnership generally will allocate net recognized capital gain or loss among all partners based upon their capital accounts. However, the partnership may allocate capital gain or loss first to partners who have redeemed units during a taxable year to the extent of the difference between the amount received on the redemption and the partner's unit allocation account as of the date of redemption attributable to the redeemed units. The partnership may then allocate any remaining net recognized capital gain or loss among all those partners whose capital accounts differ from their unit allocation accounts based on the differences for each partner.

The special allocation of the partnership's net gain or loss upon a redemption of units may alter the character of a redeeming limited partner's income (by reducing the amount of long-term capital gain recognized upon receipt of redemption proceeds) and may accelerate the limited partner's recognition of income.

These allocation provisions are designed to reconcile tax allocations to economic allocations. However, the general partner cannot assure you that the IRS will not challenge the allocations, including the partnership's tax allocations relating to redeemed units.

If the IRS does not recognize the allocations provided by the limited partnership agreement, the amount of income or loss the partnership allocates to the partners for federal income tax purposes may be increased or reduced or the character of the income or loss may be modified.

CASH DISTRIBUTIONS AND REDEMPTIONS

Because of the special allocation of partnership gain or loss upon a redemption of units, the amounts received upon the partial or complete redemption of a limited partner's units normally will not result in additional taxable income or loss to the limited partner. However, a limited partner will be taxed on distributions (if any) from the partnership and amounts the limited partner receives upon the partial or complete redemption of the limited partner's units to the extent cash distributions or amounts received upon redemption exceed the limited partner's adjusted tax basis in his units. This excess will be taxable to the limited partner as though it were a gain from a sale of the units. The limited partner will recognize a loss upon a redemption of the limited partner's units only if, after the redemption of all of the limited partner's units, the limited partner has any tax basis remaining in his units. In that case, the limited partner will recognize loss to the extent of the remaining basis. Generally, if a limited partner is not a "dealer" with respect to the limited partner's interest in the partnership and the limited partner has held the limited partner's interest in the partnership for more than one year, the gain or loss would be long-term capital gain or loss.

GAIN OR LOSS ON TRADING ACTIVITY

Nature of partnership income.   The partnership does not expect to hold its futures, forwards, options on futures or physicals for sale to customers. For federal income tax purposes, substantially all of the profit and loss the partnership generates from its trading activities is expected to be capital gain and loss, which in turn may be either short-term, long-term or a combination of short-term and long-term. Nevertheless, certain foreign currency transactions could result in ordinary gain or loss, as discussed below.

Mark-to-market.   Section 1256 contracts held at the end of the partnership's taxable year will be treated as though they were sold for the fair market value on the last day of the taxable year, and gain or loss will be taken into account for the year. Gain or loss with respect to a Section 1256 contract is generally treated as short-term capital gain or loss to the extent of 40% of the gain or loss, and long-term capital gain or loss to the extent of 60% of the gain and loss. Section 1256 contracts include futures contracts that are traded on regulated United States and certain foreign exchanges; foreign currency contracts that are traded in the interbank market and relate to currencies for which positions are also traded through regulated futures contracts; and United States and certain foreign exchange-traded options on futures on commodities, including options on regulated futures contracts, debt securities and stock indices. While the partnership expects that a majority of its trading activities will be conducted in Section 1256 contracts, the partnership also expects that a portion of its trading activities will be conducted in contracts that do not presently qualify as Section 1256 contracts, such as positions in futures contracts on most foreign exchanges and foreign currency forward contracts that do not relate to currencies for which positions are also traded through regulated futures contracts.

Subject to certain limitations, a limited partner, other than a corporation, estate or trust, may elect to carry back net Section 1256 contract losses to each of the three preceding years. Net Section 1256 contract losses carried back to prior years may only be used to offset net Section 1256 contract gains. Generally, these losses are carried back as 40% short-term capital losses and 60% long-term capital losses. Capital assets not marked to market under Section

1256, such as any non-currency forward contracts, are not subject to the 60/40 tax treatment for Section 1256 contracts, and gain or loss on sale generally will be long-term only if the property has been held for more than one year.

Section 988. Currency gain or loss with respect to foreign currency forward contracts that do not relate to currencies for which positions are also traded through regulated futures contracts and futures contracts traded on most foreign exchanges may be treated as ordinary income or loss under Section 988 of the Code. The partnership may elect to treat these contracts as Section 1256 contracts (in other words, mark them to market). If the partnership makes this election, gain or loss with respect to these contracts is treated as entirely short-term capital gain or loss.

Straddles. If the partnership incurs a loss when it disposes of any position that is part of a "straddle" (that is, two or more offsetting positions), recognition of that loss for tax purposes will be deferred until the partnership recognizes the gain in the offsetting position of the straddle (or successor position, or offsetting position to the successor position). The partnership must capitalize interest and other carrying charges allocable to positions, which are part of a straddle, rather than deduct them currently. Certain modified "short sale" rules may apply to positions held by the partnership so that what might otherwise be characterized as long-term capital gain would be characterized as short-term capital gain or potential short-term capital loss as long-term capital loss.

A limited partner who takes into account gain or loss with respect to a position held by the partnership, will be treated as holding the partnership's position, except to the extent the Treasury Regulations provide otherwise. Accordingly, the partnership's positions may limit the deductibility of losses a limited partner may incur on positions he holds for his own account, and positions a limited partner holds for his own account may limit his ability to deduct losses that the partnership incurs. Thus, a limited partner may not use straddles to defer gain from one taxable year to the next. Taxpayers generally must disclose all unrecognized gains on positions held at the end of the taxable year. The principle described above, under which a limited partner may be treated as holding partnership positions, may also require a limited partner to capitalize (rather than deduct) interest and carrying charges allocable to property held by him.

Where the positions of a straddle consist of both Section 1256 and non-Section 1256 contracts, the mixed straddle rules of the Code and Treasury Regulations will apply. The appropriate tax treatment of any gains and losses from trading in mixed straddles will depend on what elections the partnership makes.

TAXATION OF LIMITED PARTNERS

Limitations on deductibility of partnership losses. The amount of partnership loss, including capital loss, which a limited partner may take into account for federal income tax purposes is limited to the adjusted tax basis of his units. Generally, a limited partner's initial tax basis will be the amount paid for each unit. A limited partner's adjusted tax basis will be his initial tax basis reduced by the limited partner's share of partnership distributions (if any), losses and expenses and increased by his share of partnership income and gains.

A partner may not deduct partnership losses for tax purposes to the extent these losses exceed the amount he has "at risk" with respect to the units. A limited partner generally is "at risk" for an amount equal to his tax basis for his units, less: (a) any amounts he has borrowed in connection with his purchase of the units for which he is not personally liable and for which he has pledged no property other than his units; (b) any amounts he has borrowed from persons who have a proprietary interest in the partnership; and (c) any amounts he has borrowed for which he is protected against loss through guarantees or similar arrangements.

Limitations on deductibility of passive losses. An individual who derives losses from activities in which he does not materially participate ("passive activities") generally may deduct those losses only to the extent he has income from passive activities. Portfolio income (such as dividends, interest and gain from the sale of securities which are actively traded or held for investment) or "non-passive" income is not treated as income from passive activity, and thus may not be offset by losses from passive activities. All of the partnership's income is likely to be portfolio income or non-passive income. Therefore, a limited partner likely will be unable to offset his share of partnership income with losses from his passive activities. It is unclear whether or to what extent partnership losses, if any, will be treated as losses from a passive activity. The Treasury Regulations provide that for purposes of the passive loss rules the activity of "trading personal property for the account of the owners of interests in the activity" is not a passive activity. If this provision of the Treasury Regulations applies to the partnership, the passive activity loss rules would not restrict a limited partner's ability to reduce his income for federal income tax purposes by his share of the partnership's losses and deductions. However, he may be subject to other limitations on the use of these losses and deductions, including restrictions on the use of miscellaneous itemized deductions and capital losses).

If partnership losses are treated as losses from a passive activity, it is likely that a partner could use these losses only to offset passive income, if any, generated by the partnership. He could not use these losses to offset net income from other passive activities. Any passive losses that a limited partner cannot deduct currently, may be carried forward to offset any passive income the partnership may generate in future years, or until he disposes of his entire interest in the partnership.

Limited deduction of certain expenses. The partnership will deduct certain operating expenses. These expenses may be classified either as expenses incurred in the conduct of a trade or business, or as investment expenses. If the expenses are investment expenses, a limited partner may deduct them only to the extent that they exceed 2% of his adjusted gross income. His itemized deductions are further reduced by an amount equal to the lesser of (a) 3% of his adjusted gross income in excess of a certain threshold amount or (b) 80% of his itemized deductions. Moreover, investment expenses are miscellaneous itemized deductions that are not deductible by a non-corporate taxpayer in calculating his alternative minimum tax liability. The IRS is likely to closely scrutinize these expenses and may challenge deductions based on a recharacterization of the expenses or a claim that the expenses are excessive. Because of the factual issues involved, counsel to the partnership has not given an opinion concerning the deductibility of these expenses.

Tax liability will exceed distributions. Under federal tax law, a limited partner must report and pay tax on his share of the partnership income each year, even though the general partner does not intend to make any distributions from the partnership.

Tax on capital gains and losses. For individuals, trusts and estates, "long-term capital gains" are currently taxed at a maximum marginal tax rate of 20% and "short-term capital gains" and other income are taxed at a maximum marginal tax rate of 39.6%. Corporate taxpayers are currently subject to a maximum marginal tax rate of 35% on all capital gains and income.

An individual may deduct the excess of capital losses over capital gains against his ordinary income on a dollar-for-dollar basis, subject to an annual limitation of $3,000 ($1,500 in the case of married individuals filing a separate return). He may also carry forward any excess capital losses.

Net losses from Section 1256 contracts are treated as 60% long-term capital loss and 40% short-term capital loss. An individual taxpayer may elect to carry these losses back to each of the preceding three years and apply them against gains from Section 1256 contracts. To the extent a taxpayer cannot use these losses to offset past Section 1256 gain, he may carry these losses forward indefinitely.

Alternative minimum tax. The alternative minimum tax for individuals is imposed on "alternative minimum taxable income" that exceeds certain exemption amounts. Alternative minimum taxable income consists of taxable income determined with certain adjustments and increased by the amount of items of tax preference. A taxpayer may not offset alternative minimum taxable income with certain interest deductions, including (in certain circumstances) interest incurred to purchase or carry units in the partnership. Corporations are also subject to an alternative minimum tax. The extent to which a limited partner will incur the alternative minimum tax will depend on his overall tax situation at the end of the taxable year.

Limitation on deductibility of interest on investment indebtedness. Interest paid or accrued on indebtedness properly allocable to property held for investment is investment interest. Non-corporate taxpayers generally may deduct this interest only to the extent it does not exceed net investment income. A limited partner's net capital gain from the disposition of units is investment income only if the limited partner waives the benefit of the preferential tax rate on the gain. Whether a limited partner's distributive share of partnership net capital gain constitutes investment income where the gain is taxed at the maximum rate for capital gains is unclear. Interest expense a limited partner incurs to acquire his units generally will be investment interest. Any investment interest disallowed as a deduction in a taxable year solely by reason of the limitation above is treated as investment interest paid or accrued in the next taxable year.

Tax elections. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner (Section 734 of the Code) and transfers of units, including transfers by reason of death (Section 743 of the Code), provided that the partnership has made an election under Section 754 of the Code. As a result of the complexities and added expense of the tax accounting required to implement this election, the general partner may not make this election for the partnership. Therefore, the partners may lose any benefits which might be available to the partners from that election.

Tax returns and information. Within 30 days after the general partner receives Schedule K-1's from the funds in which the partnership invests, the partnership will furnish each limited partner, and any assignee of the limited partner's units, copies of the partnership's Schedule K-1 indicating the limited partner's distributive share of tax items and any additional information reasonably necessary for the limited partner to prepare his own federal and state tax returns.

Partnership's taxable year. The partnership's taxable year will be the calendar year.

Unrelated business taxable income of employee benefit plans and other tax-exempt investors. Income allocated to a limited partner which is an employee benefit plan or other tax-exempt entity should not be subject to tax under Section 511

of the Code, provided that the units purchased by these plans and entities are not "debt-financed."

However, if the partnership were to purchase physical commodities with borrowed funds (whether upon delivery under a futures or forward contract or otherwise) and to sell those commodities at a gain, the gain would likely constitute unrelated business income. The partnership is entitled to engage in these leveraged purchases of physical commodities.

TAX AUDITS

All partners are required under the Code to report all the partnership items on their own returns consistently with the treatment by the partnership, unless they file a statement with the IRS disclosing the inconsistencies. Adjustments in tax liability on partnership items will be made at the partnership level. The general partner will represent the partnership during any audit and in any dispute with the IRS. The general partner will inform each limited partner of any audit of the partnership. In general, the general partner may enter into a settlement agreement with the Internal Revenue Service on behalf of, and binding upon, limited partners who own less than a 1% profits interest if the partnership has more than 100 partners. However, before any settlement, such a limited partner may file a statement with the IRS stating that the general partner does not have the authority to settle on his behalf.

The IRS generally may assess a deficiency against a partner with respect to a partnership tax item for three years after the partnership files its return. However, the general partner may consent on behalf of the partnership to the extension of the period for assessing a deficiency. As a result, a limited partner's federal income tax return may be subject to examination and adjustment by the IRS for a partnership item more than three years after the partnership's tax return has been filed.

STATE AND LOCAL INCOME TAX ASPECTS

In addition to the federal income tax consequences for individuals described under "Material Federal Income Tax Considerations" above, the partnership and its limited partners may be subject to various state and local taxes. Certain of these taxes could, if applicable, have a significant

effect on the amount of tax payable as a result of an investment in the partnership.

A limited partner's distributive share of the partnership's realized profits may need to be included in determining his reportable income for state or local tax purposes. Furthermore, state and local tax laws may not reflect recent changes made to the federal income tax law and, therefore, may be inconsistent with the federal income treatment of gains and losses arising from the partnership's transactions in Section 1256 contracts. Accordingly, you should consult with your own tax advisors concerning the applicability of state and local taxes to an investment in the partnership.

The partnership may be subject to the Illinois Personal Property Tax Replacement Income Tax (the "replacement tax"), which is an entity level tax imposed upon entities treated as partnerships for federal income tax purposes at a rate of 1-1/2% of net income. Investors in the partnership should consult their own tax advisors concerning the effect of this tax on them.

NASAA GUIDELINES

The following guidelines are contained in Section IV.C. of the NASAA Registration of Commodity Pool Programs: (a) the aggregate of (i) the management fees payable by the partnership to the general partner and the trading advisor(s), and (ii) the partnership's customary and routine administrative expenses (other than commodity brokerage commissions or fees, transaction fees and costs, incentive fees, legal and auditing fees and expenses, and extraordinary expenses), may not exceed 1/2 of 1% of the partnership's net assets per month, or 6% of the partnership's net assets annually; (b) the aggregate quarterly incentive fees payable by the partnership may not exceed 14% of the partnership's "trading profits" attributable to that trading advisor for the applicable calculation period, provided that the incentive fees may be increased by 2% for each 1% by which the aggregate fees and expenses described in clause (a) of this sentence are below the 6% of net assets annual limit thereon (that is, if such fees and expenses are 4% of net assets, the maximum incentive fee payable may be increased to 19%); (c) any "round turn" brokerage commissions (excluding transaction fees and costs) payable by the partnership to any commodity broker may not exceed 80% of that commodity broker's published non-member rates for speculative accounts; and (d) the aggregate of (i) the brokerage commissions or fees payable by the partnership to any commodity broker, (ii) any transaction fees and costs separately payable by the partnership, and (iii) any net excess interest and compensating balance benefits to any commodity broker (after crediting the Partnership with interest), may not exceed 14% annually of the partnership's average monthly net assets as at the last day of each month during each calendar year.

LEGAL MATTERS

Legal matters in connection with the Units being offered hereby, including the discussion of the material federal income tax considerations relating to the acquisition, ownership and disposition of units, have been passed upon for the partnership and the general partner by Henderson & Lyman, 175 West Jackson Boulevard, Suite 240, Chicago, Illinois 60604. Henderson & Lyman also has acted as counsel for Atrium Securities in connection with the offering of units. Henderson & Lyman may advise the general partner with respect to its responsibilities as general partner of, and with respect to matters relating to, the partnership.

EXPERTS

The statements of financial condition for each of the partnership and the general partner as of December 31, 2000, included in this prospectus, have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as stated in their reports, and are included in reliance upon their reports given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The partnership has filed a registration statement relating to the Units registered with SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

You may read the registration statement, or obtain copies by paying prescribed charges, at the SEC's public reference rooms located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330. The registration statement is also available to the public from the SEC's Web site at "http://www.sec.gov."

PART TWO
STATEMENT OF ADDITIONAL INFORMATION

PRICE FUND I, L.P.-SUPPLEMENTAL PERFORMANCE

Annual Returns-Price Fund I, L.P.

This prospectus is in two parts: a disclosure document and a statement of additional information. These parts are bound together and may not be distributed separately.

Hypothetical Composite Performance Annual Returns-Price Fund I, L.P.

MONTH	2001	2000	1999	1998	1997	1996
January	-0.02%	2.66%	-4.24%	2.05%	5.79%	6.25%
February	-0.70%	-1.08%	1.90%	-3.83%	3.43%	-8.62%
March	7.96%	-3.63%	0.38%	1.55%	-2.76%	2.65%
April	-7.58%	-0.42%	4.89%	-8.47%	-3.34%	4.52%
May	1.47%	0.97%	-4.25%	6.33%	-1.10%	-4.39%
June	-3.18%	-0.63%	5.03%	-0.30%	1.21%	2.21%
July	-1.74%	-2.47%	-0.78%	-2.99%	7.96%	0.07%
August	1.76%	3.40%	0.51%	12.60%	-6.70%	-0.19%
September	1.16%	-3.26%	0.79%	6.58%	2.52%	2.19%
October		2.31%	-8.51%	-0.99%	-0.25%	11.21%
November		7.08%	2.26%	0.31%	-0.29%	7.26%
December		10.37%	2.11%	1.88%	4.28%	-1.92%
Year	-1.57%	15.35%	-0.80%	13.93%	10.28%	21.56%

Total Return	72.01%
Avg. Annual ROR	9.89%
Best Month %	12.60%
Worst Month %	-8.62%
Maximum Drawdown	-10.78%
Compounded Monthly Rate of Return	0.79%
Average Monthly Rate of Return	0.89%
Standard Deviation of Monthly Returns	4.50%
Annualized Standard Deviation	15.58%
Sharpe Ratio	0.53
Percent Up Months	56.52%
Percent Down Months	43.48%
Best 12 Months	37.00%
Worst 12 Months	-8.87%
% Up 12 Months Rolling	77.59%

SUPPLEMENTAL PERFORMANCE-PRICE FUND I, L.P.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Annual Returns-Price Fund I, L.P.

This graph represents the value of an initial $5,000 investment in Price Fund I, L.P. from inception through September 2001. Calculated using hypothetical composite historical performance returns.



This chart was prepared by Price Asset Management, Inc. Please refer to the glossary following this section for information.

SUPPLEMENTAL PERFORMANCE- PRICE FUND I, L.P.

Worst monthly declines per year and annual returns

The following graphs represent the worst case monthly declines and the actual yearly returns for the fund or the index shown.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



* September 2001



* September 2001

These graphs were prepared by Price Asset Management, Inc. Please refer to the glossary following this section for information regarding this chart.

65

SUPPLEMENTAL PERFORMANCE- PRICE FUND I, L.P.

Worst monthly declines per year and annual returns

The following graphs represent the worst case monthly declines and the actual yearly returns for the fund or the index shown.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



* September 2001



* September 2001

These graphs were prepared by Price Asset Management, Inc. Please refer to the glossary following this section for information regarding this chart.

SUPPLEMENTAL PERFORMANCE- PRICE FUND I, L.P.

Worst monthly declines per year and annual returns

The following graphs represent the worst case monthly declines and the actual yearly returns for the fund or the index shown.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



* September 2001





* September 2001



These graphs were prepared by Price Asset Management, Inc. Please refer to the glossary following this section for information regarding this chart.

67

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW. NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN. IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING PROGRAM.

ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OR HINDSIGHT. IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING. FOR EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING PROGRAM IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY AFFECT ACTUAL TRADING RESULTS. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TREADING RESULTS.

THIS COMPOSITE PERFORMANCE RECORD IS HYPOTHETICAL AND THESE TRADING ADVISORS HAVE NOT TRADED TOGETHER IN THE MANNER SHOWN IN THE COMPOSITE. HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW. NO REPRESENTATION IS BEING MADE THAT ANY MULTI-ADVISOR MANAGED ACCOUNT OR POOL WILL OR IS LIKELY TO ACHIEVE A COMPOSITE PERFORMANCE RECORD SIMILAR TO THAT SHOWN. IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN A HYPOTHETICAL COMPOSITE PERFORMANCE RECORD AND THE ACTUAL RECORD SUBSEQUENTLY ACHIEVED.

ONE OF THE LIMITATIONS OF A HYPOTHETICAL COMPOSITE PERFORMANCE RECORD IS THAT DECISIONS RELATING TO THE SELECTION OF TRADING ADVISORS AND THE ALLOCATION OF ASSETS AMONG THOSE ADVISORS WERE MADE WITH THE BENEFIT OF HINDSIGHT BASED UPON THE HISTORICAL RATES OF RETURN OF THE SELECTED TRADING ADVISORS. THEREFORE, COMPOSITE PERFORMANCE RECORDS INVARIABLY SHOW POSITIVE RATES OF RETURN. ANOTHER INHERENT LIMITATION ON THESE RESULTS IS THAT THE ALLOCATION DECISIONS REFLECTED IN THE PERFORMANCE RECORD WERE NOT MADE UNDER ACTUAL MARKET CONDITIONS AND, THEREFORE, CANNOT COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING. FURTHERMORE, THE COMPOSITE PERFORMANCE RECORD MAY BE DISTORTED BECAUSE THE ALLOCATION OF ASSETS CHANGES FROM TIME TO TIME AND THESE ADJUSTMENTS ARE NOT REFLECTED IN THE COMPOSITE.

PRICE ASSET MANAGEMENT, INC. HAS HAD LITTLE OR NO EXPERIENCE ALLOCATING ASSETS AMONG PARTICULAR TRADING ADVISORS. BECAUSE THERE ARE NO ACTUAL ALLOCATIONS TO COMPARE TO THE PERFORMANCE RESULTS FROM THE HYPOTHETICAL ALLOCATION, CUSTOMERS SHOULD BE PARTICULARLY WARY OF PLACING UNDUE RELIANCE ON THESE RESULTS.

DIVERSIFICATION BENEFITS-PRICE FUND I, L.P.

Comparative Returns

The table below depicts the various annual rates of return for five widely followed indices, as well as the historical hypothetical composite performance returns for Price Fund I, L.P. When these returns are viewed in comparison, it is easier to understand why a balanced portfolio has the ability to enhance investment returns and smooth volatility over a sustained period of time. Sectors that perform well in one period may not perform well in subsequent periods.

1996		1997		1998	
Index	**Return**	**Index**	**Return**	**Index**	**Return**
DOW	25.95%	S&P	31.01%	NASDAQ	39.63%
NASDAQ	21.88%	DOW	22.64%	S&P	26.67%
PF I, L.P.	**21.56%**	NASDAQ	21.64%	EAFE	20.33%
S&P	20.07%	**PF I, L.P.**	**10.28%**	DOW	16.10%
EAFE	6.36%	Lehman	9.47%	**PF I, L.P.**	**13.93%**
Lehman	2.77%	EAFE	2.06%	Lehman	10.03%

1999		2000		2001 (thru 9/01)	
Index	**Return**	**Index**	**Return**	**Index**	**Return**
NASDAQ	85.59%	**PF I, L.P.**	**15.35%**	Lehman	7.44%
EAFE	27.30%	DOW	-6.18%	**PF I, L.P.**	**-1.57%**
DOW	25.22%	S&P	-10.14%	EAFE*	-16.20%
S&P	19.53%	Lehman	13.40%	DOW	-17.98%
PF I, L.P.	**-0.80%**	EAFE	-13.96%	S&P	-22.16%
Lehman	-2.52%	NASDAQ	-39.29%	NASDAQ	-39.33%

*EAFE YTD Thru 7/01

S&P=	S&P 500 Composite
DOW=	Dow Jones Industrial Average-
NASDAQ=	Nasdaq Composite
EAFE=	Europe, Australasia, Far East Index
Lehman=	Lehman Bothers Government Bond Index
PFI, L.P.=	Price Fund I, L.P.

This analysis was prepared by Price Asset Management, Inc. using data supplied by CSFB. The glossary on page 82 details the definitions further.

DIVERSIFICATION BENEFITS-PRICE FUND I, L.P.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Correlation Analysis of Returns Between S&P, Dow, NASDAQ, EAFE, Lehman and Price Fund I, L.P. January 1996 – August 2001

Correlation indicates the extent to which markets, products or indices are related to each other. Correlations of 1 indicate perfect correlation; correlations of 0 indicate no correlation; while correlations of -1 indicate perfect inverse correlation. The following table illustrates that returns for the three major stock indices (S&P, Dow, and NASDAQ) are highly correlated to each other. It also shows that the hypothetical composite returns for Price Fund I, L.P., have not historically been correlated with either the S&P, Dow, NASDAQ, or EAFE. In addition, the hypothetical composite returns of Price Fund I, L.P. exhibit the greatest negative correlation to the Lehman Bond Index, which suggests that there is a statistically significant inverse relationship. That is, during periods that the Lehman Bond Index appreciated, Price Fund I, L.P. depreciates; conversely, when the Lehman Bond Index depreciates, Price Fund I, L.P. has historically appreciated.

	S&P 500	**Dow**	**NASDAQ**	**EAFE**	**Lehman**	**PF I, L.P.**
S&P 500	1	0.9	0.75	0.76	0.04	-0.09
Dow	0.9	1	0.54	0.71	-0.02	-0.05
NASDAQ	0.75	0.54	1	0.67	-0.07	-0.18
EAFE*	0.76	0.71	0.67	1	-0.11	-0.11
Lehman	0.04	-0.02	0.07	-0.11	1	-0.54
PF I, L.P.	-0.09	-0.05	-0.18	-0.11	-0.54	1

S&P =   S&P 500 Composite

Dow =   Dow Industrials Average

NASDAQ =   Nasdaq Composite

EAFE* =   Europe, Australasia, Far East Index (thru 7/01)

Lehman =   Lehman Brothers Government Bond Index

PFI, L.P. =   Price Fund I, L.P. hypothetical composite results

This analysis was prepared by Price Asset Management, Inc. using data supplied by CSFB. The glossary on page 82 details the definitions further.

DIVERSIFICATION BENEFITS-PRICE FUND I, L.P.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Evaluating Risk

Before investing in any trading vehicle, an assessment of risk must be taken that properly analyzes the potential gain in, or loss of invested capital. An important measure of risk, is historical worst-case decline, or largest draw-down. Simply stated, if you purchase an investment at a month-end high in performance and sell the same investment at its subsequent lowest monthly price, you would have experienced the worst-case scenario or the largest percentage loss. The graph below illustrates the worst-case cumulative monthly decline in the Price Fund I, L.P. hypothetical composite performance, the S&P 500 Index, the EAFE Index and the Nasdaq Composite Index.



This chart was prepared by Price Asset Management, Inc.

THE FUTURES, OPTIONS ON FUTURES AND FORWARDS MARKETS

FUTURES CONTRACTS

Futures contracts are standardized contracts traded on a domestic or foreign exchange that call for the future delivery of specified quantities of various commodities or instruments (collectively "commodities") at a specified price, time and place. By December 31, 2000, over $34 billion was invested in managed futures interests.

A market participant may either buy or sell a futures contract. The contractual obligations, if required, may be satisfied either by taking or making, as the case may be, physical delivery of an approved grade of the commodity or by making an offsetting sale or purchase of an equivalent but opposite futures contract on the same, or a mutually offsetting, exchange before the designated date of delivery.

The futures markets have undergone dramatic changes in the past 25 years. Futures contracts on interest rate products, stock indices, and energy products, which today comprise approximately 82% of the futures and options on futures contracts traded worldwide, were not offered in 1974. According to statistics provided by the Futures Industry Association, activity in futures and options on futures markets was divided as follows:

Sector	In 2000
Interest Rates	50%
Stock Indices	15%
Agricultural Products	13%
Metals	3%
Energy Products	15%
Currencies	3%
Other	1%

Estimated data as of December 31, 2000.

The difference between the price at which the futures contract is sold or purchased and the price paid for the offsetting purchase or sale, after allowance for brokerage commissions, constitutes the profit or loss to the trader. Certain futures contracts, such as stock indices approved by the CFTC settle in cash (regardless of whether any attempt is made to offset these contracts) rather than delivery of any physical commodity.

OPTIONS ON FUTURES

An option on a futures contract or on a commodity gives the buyer of the option the right to take a position of a specified amount at a specified price of a specific commodity (the "striking," "strike" or "exercise" price) in the underlying futures contract or commodity.

The buyer of a "call" option acquires the right to take a long position (that is, the obligation to take delivery of a specified amount at a specified price of a specific commodity) in the underlying futures contract or commodity.

The buyer of a "put" option acquires the right to take a short position (that is the obligation to make delivery of a specified amount at a specified price of a specific commodity) in the underlying futures contract or commodity.

The purchase price of an option is referred to as its "premium." The seller (or "writer") of an option is obligated to take a futures position at a specified price opposite to the option buyer if the option is exercised. Thus, the seller of a call option must stand ready to sell (take a short position in the underlying futures contract) at the strike price if the buyer should exercise the option. The seller of a put option, on the other hand, must stand ready to buy (take a long position in the underlying futures contract) at the strike price.

A call option on a futures contract is said to be "in-the-money" if the striking price is below current market levels and "out-of-the-money" if the striking price is above current market levels. Conversely, a put option on a futures contract is said to be "in-the-money" if the striking price is above current market levels and "out-of-the-money" if the strike price is below current market levels.

Options on futures have limited life spans, usually tied to the delivery or settlement date of the underlying futures contract. An option that is out-of-the-money and not offset by the time it expires becomes worthless. Options on futures usually trade at a premium above their intrinsic value (that is, the difference between the market price for the underlying futures contract and the strike price), because the option trader is speculating on (or hedging against) future movements in the price of the underlying contract. As an option nears its expiration date, the market and intrinsic value typically move into parity. The difference between an option's intrinsic and market values is referred to as the "time value" of the option.

FORWARD CONTRACTS

Contracts for the future delivery of certain commodities may also be made through banks or dealers under what are commonly referred to as "forward contracts." A forward contract is a contractual right to purchase or sell a specified quantity of a commodity at or before a specified date in the future at a specified price and, therefore, it is similar to a futures contract. In forward contract trading, a bank or dealer generally acts as principal in the transaction and includes its anticipated profit (the "spread" between the "bid" and the "asked" prices), and in some instances a mark-up, in the prices it quotes for forward contracts. Unlike futures contracts, forward contracts are not standardized contracts; rather, they are the subject of individual negotiation between the parties involved. Because there is no clearinghouse system applicable to forward contracts, forward contracts are not fungible, and there is no direct means of "offsetting" a forward contract by purchase of an offsetting position on the same exchange as one can a futures contract. In recent years, the terms of forward contracts have become more standardized and in some instances these contracts now provide a right of offset or cash settlement as an alternative to making delivery on the contract.

HEDGERS AND SPECULATORS

The two broad classes of persons who trade futures interests contracts are "hedgers" and "speculators." Commercial interests, including farmers, that market or process commodities and financial institutions that market or deal in commodities, including interest rate sensitive instruments, foreign currencies and stocks, which are exposed to currency, interest rate and stock market risks, may use the futures markets for hedging. Hedging is a protective procedure designed to minimize losses that may occur because of adverse price fluctuations occurring, for example, between the time a processor makes a contract to buy or sell a raw or processed commodity at a certain price and the time that the speculator must perform the contract. The futures markets enable the hedger to shift the risk of price fluctuations to the speculator. The speculator risks the speculator's own capital with the hope of making profits from price fluctuations in futures, forwards and options on futures contracts. Speculators rarely take delivery of commodities but rather close out their positions by entering into offsetting purchases or sales of futures, forwards and options on futures contracts. Since the speculator may take either a long or short position in the futures markets, it is possible for the speculator to make profits or incur losses regardless of whether prices go up or down. The partnership will trade for speculative rather than for hedging purposes.

FUTURES EXCHANGES

Futures exchanges provide centralized market facilities for trading futures contracts and options on futures (but not forward contracts). Members of, and trades executed on, a particular exchange are subject to the rules of that exchange. Among the principal exchanges in the United States are the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Board of Trade.

Each futures exchange in the United States has an associated "clearinghouse." Once trades between members of an exchange have been confirmed, the clearinghouse becomes substituted for each buyer and each seller of contracts traded on the exchange and, in effect, becomes the other party to each trader's open position in the market. Thereafter, each party to a trade looks only to the clearinghouse for performance. The clearinghouse generally establishes some sort of security or guarantee fund to which all clearing members of the exchange must contribute; this fund acts as an emergency buffer that enables the clearinghouse to meet its obligations with regard to the "other side" of an insolvent clearing member's contracts. Clearinghouses require margin deposits and continuously mark positions to market to provide some assurance that their members will be able to fulfill their contractual obligations. Thus, a central function of the clearinghouses is to ensure the integrity of trades, and members effecting futures transactions on an organized exchange need not worry about the solvency of the party on the opposite side of the trade. Their only remaining concerns are the solvencies of their commodity brokers and the clearinghouse.

Foreign futures exchanges differ in certain respects from their United States counterparts. In contrast to United States exchanges, certain foreign exchanges are "principals' markets," where trades remain the liability of the traders involved, and the exchange does not become substituted for any party.

SPECULATIVE POSITION LIMITS

The Commodity Futures Trading Commission (CFTC) and United States futures exchanges have established limits, referred to as "speculative position limits" or "position limits," on the maximum net long or net short speculative position that any person or group of persons (other than a hedger, which the partnership is not) may hold, own or control in certain futures interests contracts. Among the purposes of speculative position limits is to prevent a "corner" on a market or undue influence on prices by any single trader or group of traders. The CFTC has jurisdiction to establish position limits with respect to all commodities and has established position limits for all agricultural commodities. In addition, the CFTC requires each United States exchange to submit position limits for all commodities traded on that exchange for approval by the CFTC. However, position limits do not apply to many currency futures contracts. Position limits do not apply to forward contract and may not apply on foreign exchanges.

REGULATION

GENERAL

Futures exchanges in the United States are subject to regulation under the Commodity Exchange Act by the CFTC, the governmental agency having responsibility for regulation of futures exchanges and trading on those exchanges.

The CFTC also regulates the activities of "commodity trading advisors" and "commodity pool operators" and has adopted regulations with respect to certain activities of these persons. The CFTC requires a commodity pool operator (such as the general partner) to keep accurate, current and orderly records with respect to each pool it operates. The CFTC may suspend the registration of a commodity pool operator if the CFTC finds that the operator has violated the Commodity Exchange Act or regulations under that Act and in certain other circumstances. Suspension, restriction or termination of the general partner's registration as a commodity pool operator would prevent it, unless and until its registration has been reinstated, from managing, and might result in the termination of, the partnership. The Commodity Exchange Act gives the CFTC similar authority with respect to the activities of commodity trading advisors. If the registration of one of the partnership's trading advisor as a commodity trading advisor were to be terminated, restricted or suspended, the trading advisor would be unable, unless and until its registration were to be reinstated, to render trading advice to the partnership. The

partnership itself is not registered with the CFTC in any capacity.

The Commodity Exchange Act requires all "futures commission merchants," such as Man Financial, to (a) meet and maintain specified fitness and financial requirements, (b) segregate customer funds from proprietary funds and account separately for all customers' funds and positions, and (c) to maintain specified books and records open to inspection by the staff of the CFTC. The Commodity Exchange Act also gives the states certain powers to enforce its provisions and the regulations of the CFTC.

You are afforded certain rights for reparations under the Commodity Exchange Act. You may also be able to maintain a private right of action for certain violations of the Commodity Exchange Act. The CFTC has adopted rules implementing the reparation provisions of the Commodity Exchange Act. These rules allow any person to file a complaint for a reparations award with the CFTC for violation of the Commodity Exchange Act against a floor broker, futures commission merchant, introducing broker, commodity trading advisor or commodity pool operator, and any of their associated persons.

Under authority in the Commodity Exchange Act, the National Futures Association (NFA) has been formed and registered with the CFTC as a "registered futures association." At the present time, the NFA is the only non-exchange self-regulatory organization for commodities professionals. NFA members are subject to NFA standards relating to fair trade practices, financial condition and consumer protection. As the self-regulatory body of the commodities industry, the NFA promulgates rules governing the conduct of commodity professionals and disciplines those professionals who do not comply with these standards. The CFTC has delegated to the NFA responsibility for the registration of commodity trading advisor, commodity pool operators, futures commission merchants, introducing brokers and their associated persons and floor brokers. The general partner, Man Financial, The Price Futures Group and the trading advisors are all members of the NFA (the partnership itself is not required to become a member of the NFA).

The CFTC has no authority to regulate trading on foreign commodity exchanges and markets. The partnership's trading on foreign futures exchanges is subject to regulation by foreign regulatory authorities and the rules of the exchanges.

DAILY LIMITS

Most United States futures exchanges (but generally not foreign exchanges or banks or dealers in the case of forward contracts) have regulations that limit the amount of fluctuation in futures interests contract prices during a single trading day. These regulations specify what are referred to as "daily price fluctuation limits" or more commonly "daily limits." The daily limits establish the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price. Once the daily limit has been reached in a particular futures contract, no trades may be made at a price beyond the limit.

MARGINS

"Initial" or "original" margin is the minimum amount of funds that a futures trader must deposit with his commodity broker to initiate futures trading or to maintain an open position in futures contracts. "Maintenance" margin is the amount (generally less than initial margin) to which a trader's account may

decline before he must deliver additional margin. A margin deposit is like a cash performance bond. It helps assure the futures trader's performance of the futures contracts the trader purchases or sells. Futures contracts are customarily bought and sold on margins that represent a very small percentage (ranging upward from less than 2%) of the purchase price of the underlying commodity being traded. Because of these low margins, price fluctuations occurring in the futures markets may create profits and losses that are greater, in relation to the amount invested, than are customary in other forms of investment or speculation. The minimum amount of margin required in connection with a particular futures contract is set by the exchange on which the contract is traded, and may be modified from time to time by the exchange during the term of the contract.

Brokerage firms, such as Man Financial, carrying accounts for traders in futures contracts may not accept lower margin, and generally require higher amounts of margin, as a matter of policy for their protection. Man Financial presently intends to require the partnership to make margin deposits equal to the exchange minimum levels for all futures contracts.

Trading in the currency forward contract market does not require margin but generally does require the extension of credit by a bank or dealer to those with whom the bank or dealer trades. Since the partnership's trading will be conducted through Man Financial, the partnership will be able to take advantage of Man Financial's credit lines with several participants in the interbank market. Man Financial will require margin with respect to the partnership's trading of currency forward contracts.

A trader's commodity broker computes margin requirements each day. When the market value of a particular open futures contract position changes to a point where the margin on deposit does not satisfy maintenance margin requirements, the commodity broker makes a margin call. If the trader does not meet the margin call within the time required by the broker, the broker may close out the trader's position. With respect to the partnership's trading, the partnership, and not its limited partners personally, will be subject to margin calls.

POTENTIAL ADVANTAGES

An investment in the partnership is speculative and involves a high degree of risk. The general partner believes that managed futures investments (such as the partnership) can provide you with the potential for long-term capital appreciation (with commensurate risk), but are appropriate only for the aggressive growth portion of your comprehensive financial plan. Taking the risks into consideration, this investment does offer the following potential advantages.

INVESTMENT DIVERSIFICATION

If you are not prepared to make a significant investment or spend substantial time trading various futures, forwards, options on futures and physicals, you may still participate in these markets through an investment in the partnership, obtaining diversification from more traditional investments in stocks, bonds and real estate. The general partner believes, on the basis of past experience, that the profit potential of the partnership does not depend upon favorable general economic conditions, and that the partnership is as likely to be profitable during periods of declining stock, bond and real estate markets as at any other time. Conversely, the partnership may be unprofitable during periods of generally favorable economic conditions.

Managed futures investments can serve to diversify your portfolio and smooth overall portfolio volatility. Modern Portfolio Theory is the academic affirmation of the value of diversification. Modern Portfolio Theory was developed in the 1950s by Nobel Laureates William Sharpe and Harold Markowitz. These two pioneers developed a framework for efficiently diversifying assets within a portfolio. They suggested that investing in any asset class with positive returns and low correlation to other assets improves the overall risk/reward characteristics of the entire portfolio. In 1983, Dr. John H. Lintner of Harvard University focused on the concepts of Modern Portfolio Theory in a groundbreaking study about portfolio diversification. Specifically, Modern Portfolio Theory was used to evaluate the addition of a managed futures component to a diversified portfolio comprised of 60% stocks and 40% bonds. The results of Lintner's work demonstrated that by including a variety of assets, such as commodities, in a hypothetical portfolio, an investor may lower the portfolio's overall volatility or risk. Lintner's findings were further supported by the works of Dr. Thomas Schneeweis of the University of Massachusetts, Amherst, in his 1999 study, "The Benefits of Managed Futures." Dr. Schneeweis concluded that "while . . . the correlation between managed futures and most traditional investments is approximately zero, when asset returns are segmented according to whether the traditional asset rose or fell, managed futures are often negatively correlated in months when traditional asset returns are negative while being positively correlated when traditional asset returns are positive."

The partnership's combined benefits of growth potential (with commensurate risk) and diversification can potentially reduce the overall volatility of your portfolio, while increasing profits. By combining asset classes, you may create a portfolio mix that provides the potential to offer the greatest possible return within acceptable levels of volatility. While past performance is no guarantee of future results, managed futures investments, such as the partnership, may profit (with commensurate risk) from futures interests market moves, with the potential to enhance your overall portfolio.

The trading advisors' speculative trading techniques will be the primary factor in the partnership's success or failure. You should note that there are always two parties to a futures, forward, option or physicals contract; consequently, for any gain achieved by one party on a contract, a corresponding loss is suffered. Therefore, due to the nature of futures, forwards, options on futures and physicals trading, only 50% of contract interests held by all market participants can experience gain at any one time. Brokerage commissions and other costs of trading may reduce or eliminate any gain that would otherwise be achieved.

The first step toward a sound financial future is to establish your investment objectives. Based on your financial goals, requirements and investment preferences, your financial advisor can help you determine the combination of asset classes as well as the type of trading advisor that most suits your investment profile.

Asset allocation is the next critical step to help you achieve your investment objectives. Asset allocation refers to the division of investment dollars over a variety of asset classes to reduce overall volatility through portfolio diversification, while increasing the long-term performance potential of an investment portfolio. A fully diversified portfolio should contain cash, income, growth and aggressive growth investments.

Managed futures investments are designed to fit into a total financial plan as aggressive growth vehicles with the potential for long-term capital appreciation (with commensurate risk). As part of a well-balanced and fully diversified portfolio, managed futures can offer significant benefits.

CORRELATION TO TRADITIONAL INVESTMENTS

Managed futures have historically performed independently of traditional investments, such as stocks and bonds. This is referred to as non-correlation. For example, a managed futures program may have the ability to perform when traditional markets such as stocks and bonds may experience difficulty performing. Of course, managed futures funds will not automatically be profitable during unfavorable periods for these traditional investments, and vice versa. The degree of non-correlation of any given managed futures fund will vary, particularly as a result of market conditions, and some funds will have a significantly lesser degree of non-correlation (that is greater correlation) with stocks and bonds than other funds.

PROFESSIONAL MANAGEMENT

Professional money management is one of the most significant benefits a managed futures investment can offer. A professional trading advisor has several advantages over an individual investor.

- **Discipline.** A professional trading advisor applies an established, disciplined approach to futures trading, with strict money management policies and techniques.

- **Planned Strategy**. A professional trading advisor uses a researched trading strategy designed to reduce risk while seeking long-term profit opportunities.

- **Risk Control.** A professional trading advisor offers a full time commitment to risk control, applying risk management strategies with years of research and experience.

- **Research and Development**. A professional trading advisor is committed to ongoing research and development in an effort to continuously improve upon existing systems and technology to keep pace with industry developments and potentially capitalize on market opportunities as they occur.

In considering the advantages of utilizing a professional trading advisor, you also should consider the fees a trading advisor will be paid to manage a partnership's account.

ACCESS TO WORLD ECONOMIC MARKETS

Adding managed futures investments to a traditional portfolio of stocks and bonds can provide qualified investors with access to major world economic markets. At any given time, managed futures investments can participate in a broad array of markets, selected from among approximately 75 global futures and forward markets on approximately 20 exchanges worldwide. Each limited partner will therefore obtain greater diversification in futures, forwards, and options on futures traded than would be possible trading individually, unless substantially more than the minimum investment described in this prospectus were committed to the futures, forwards, and options on futures markets.

LIMITED LIABILITY

Unlike an individual who invests directly in futures, forwards, options on futures and physicals, an investor in the partnership cannot be individually subject to margin calls and cannot lose more than the amount of his unredeemed capital contribution, his share of undistributed profits, if any, and, under certain circumstances, any distributions and amounts received upon redemption, or deemed received on an exchange of units, with interest.

ADMINISTRATIVE CONVENIENCE

The partnership is structured to relieve limited partners from having to handle many of the administrative details involved in engaging directly in futures, forwards and options on futures trading. The partnership's administrative services include monthly and annual financial reports (showing, among other things, the net asset value of a unit, trading profits or losses, and expenses), and all tax information relating to the partnership necessary for limited partners to complete their federal income tax returns.

ADVISOR AND FUND SELECTION AND ALLOCATION METHODOLOGY

SELECTION

The general partner selects trading advisors for the partnership using a qualitative and quantitative due diligence process in which the general partner evaluates the factors described below:

Qualitative Factors

- Experience of staff responsible for development and management of trading approach

- Development of trading advisor's profile

- Consistency of trading approach

- On-site office visit to trading advisor headquarters

- Ongoing commitment to research and development

- Flexibility to expand to meet demands of growth in assets and capacity constraints

Quantitative Measures

- Review of historic performance returns

- Review of performance versus managed futures industry

- Review of risk, including standard deviation of monthly returns and worst decline periods

- Scrutiny of performance in key periods

- Leverage policies of trading advisor

- Correlation analysis of trading advisor returns versus managed futures industry indices and other asset class indices

The general partner's primary objective in the selection process is to allocate assets to trading advisors with well-established performance histories and whom it believes have the potential to continue to be successful in the future. The trading advisors initially selected by the general partner to trade managed accounts were screened from a pool of approximately 600 candidates and have a performance history and trading experience ranging from four to thirty years.

The public funds initially selected by the general partner utilize trading advisors who have substantial prior futures, options on futures and/or forward trading experience. Campbell and Company has approximately 29 years of experience and Millburn Ridgefield Corporation has approximately 30 years of experience. Campbell and Company is the trading advisor for the Campbell Strategic Allocation Fund, L.P. and Millburn Ridgefield Corporation is the trading advisor for the Global Macro Trust. The general partner selects private and public commodity offerings for the partnership using a qualitative and quantitative due diligence process in which the general partner evaluates various factors. These factors include the trading advisors' performance history, the consistency of their trading approach, the trading advisors' ongoing commitment to research and development, a review of the trading advisors' performance versus the managed futures industry performance as a whole, the leverage policies of the trading advisor and the correlation analysis of the trading advisor returns versus the managed futures industry as a whole. In addition, the general partner evaluates the market and trading risks, the past performance of the fund, the cost structure, distribution and redemption policy and the credit worthiness and stability of the clearing broker.

While the selection process cannot guarantee future success, the general partner believes the process can provide the basis for sound decision-making and can increase the potential for future success.

MONITORING

The general partner will use sophisticated analytical tools to monitor daily each trading advisor's activities on behalf of the partnership and track its performance against others in the industry.

The generally partner will also periodically conduct on-site due diligence visits to remain abreast of each trading advisor's continuing efforts toward research and development.

ALLOCATION METHODOLOGY

The distribution of advisors and funds to which the general partner intends to allocate partnership assets is based on a philosophy of seeking a foundation of managers that have substantial trading experience acquired over time who can provide potential stability and consistency to the partnership.

The general partner intends to supplement this foundation by also allocating a portion of partnership assets to managers whose trading approach has developed more recently. The general partner has identified Clarke Capital Management, Inc., Arcanum Investment Management Limited, Willowbridge Associates, Inc., and Price Capital Markets, Inc. as advisors possessing this characteristic. The general partner anticipates making an allocation to Clarke Capital Management, Inc. once the partnership has sufficient assets. In this way, the general partner is seeking to incorporate the benefits of both longevity and diversification among trading approaches.

Advisors such as Campbell & Campbell and Millburn Ridgefield Corporation have more than 50 years of combined trading experience between them.

In the opinion of the general partner, such background provides appropriate cornerstones within which to develop an allocation strategy for the partnership. The general partner intends to review the allocation decisions made on a continuing basis and adjust the amount of partnership assets allocated to a particular advisor or fund as conditions warrant. The general partner intends to allocate initially 40% of partnership assets each to Campbell & Campbell and Millburn Ridgefield Corporation.

Shown below are two charts intended to illustrate the long-term consistency of these particular managers. These charts are not intended to depict any historical performance results for the partnership nor should they be interpreted as indicating any likelihood of future profitability. These charts represent the composite of all programs and funds offered by each advisor over the time periods shown and not the results for any actual program or fund of the manager or any program or fund in which the partnership will be participating. They have been prepared from information supplied by the respective advisors and are believed to be reliable; however, the general partner has not undertaken to verify independently the accuracy of the material presented. Results for the specific programs in which the partnership invests may differ materially from those shown for the advisors on a composite basis. Investors are reminded that past performance is not necessarily indicative of future results.

ALLOCATION METHODOLOGY - PRICE FUND I, L.P.
Campbell & Company Composite of All Accounts

The following graph represents hypothetical composite performance for all accounts advised by Campbell & Company from January 1980 through December 2000. It is intended to illustrate the longevity and stability of this manager and the appropriateness of viewing an investment in a non-traditional methodology over a long period of time.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



This graph represents hypothetical composite performance for all accounts managed by Campbell & Company over a 20-year period. It assumes a $10 initial investment and that returns are compounded and reinvested on a monthly basis. This composite reflects the combined performance of all accounts advised by the manager over this period. The composite includes actively managed accounts with speculative trading profits as the objective. The composite does not reflect the performance of any one account, but rather a combination of the historical performance of multiple accounts and portfolios. Therefore, an individual account or a particular trading portfolio may have realized more or less favorable results than this graph indicates. Because there is no actual program or portfolio that trades the combination of all programs offered by the manager, and because results for any actual program or portfolio may differ materially from that shown in this graph, and because The Price Fund I, L.P. expects to allocate only a portion of its assets to this manager, the performance for The Price Fund I, L.P. may be materially different from that shown in this graph. No representation is made, nor should any inference be drawn, that the results shown in this graph are or will be similar to those for The Price Fund I, L.P. This graph was prepared by Price Asset Management, Inc. from information provided by Campbell & Company.

ALLOCATION METHODOLOGY - PRICE FUND I, L.P.
Millburn Ridgefield Corporation Composite of All Accounts

The following graph represents hypothetical composite performance for all accounts advised by Millburn Ridgefield Corporation from January 1980 through December 2000. It is intended to illustrate the longevity and stability of this manager and the appropriateness of viewing an investment in a non-traditional methodology over a long period of time.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS



This graph represents hypothetical composite performance for all accounts managed by Millburn Ridgefield Corporation over a 20-year period. It assumes a $10 initial investment and that returns are compounded and reinvested on a monthly basis. This composite reflects the combined performance of all accounts advised by the manager over this period. The composite includes actively managed accounts with speculative trading profits as the objective. The composite does not reflect the performance of any one account, but rather a combination of the historical performance of multiple accounts and portfolios. Therefore, an individual account or a particular trading portfolio may have realized more or less favorable results than this graph indicates. Because there is no actual program or portfolio that trades the combination of all programs offered by the manager, and because results for any actual program or portfolio may differ materially from that shown in this graph, and because The Price Fund I, L.P. expects to allocate only a portion of its assets to this manager, the performance for The Price Fund I, L.P. may be materially different from that shown in this graph. No representation is made, nor should any inference be drawn, that the results shown in this graph are or will be similar to those for The Price Fund I, L.P. This graph was prepared by Price Asset Management, Inc. from information provided by Millburn Ridgefield Corporation.

GLOSSARY OF TERMS

The following glossary may assist prospective investors in understanding certain terms used in this prospectus:

Clearing Broker. The entity responsible for assuring that futures and options on futures trades for a client are properly processed and recorded or "cleared" by the clearinghouse affiliated with the exchange on which the trade took place and for holding the client's funds deposited with it as margin for the trades. In the U.S., commodity brokers are registered under the Commodity Exchange Act as futures commission merchants.

Commodity Pool. A partnership or similar form of collective investment vehicle that consolidates funds from investors for the purpose of trading in commodity futures and options on futures contracts.

Commodity Pool Operator. Any person or entity that solicits funds in connection with the sale of interests in a commodity pool or that manages the operations of a commodity pool. A commodity pool operator must register under the Commodity Exchange Act.

Cross Rate. The trading of one foreign currency against another foreign currency.

Daily Price Fluctuation Limit. The maximum permitted fluctuation imposed by a commodity exchange in the price of a commodity futures contract for a given commodity that can occur on the exchange on a given day in relation to the previous day's settlement price. The maximum permitted fluctuation is subject to change from time to time by the exchange. These limits generally are not imposed on option contracts or outside the U.S.

Delivery. The process of satisfying a futures contract or a forward contract by transferring ownership of a specified quantity and grade of a commodity, product or instrument to the purchaser of the contract.

Dow Jones Industrial Average. A price weighted average of 30 stocks selected by Dow Jones & Company. Because it is price weighted (as opposed to capitalization weighted) the stocks in the Index with the highest prices have the biggest effect on the performance of the Index.

(EAFE) Morgan Stanley Capital International Europe, Australasia, Far East Index. A capitalization weighted index that is designed to measure the investment returns of developed economies outside of North America. The Index includes publicly traded stocks from 21 countries that are divided into industry groups and then representative stocks are selected from each industry group. In addition, cross-ownership is tracked to ensure that the market weight given to each company is accurate.

Exchange for Physical. A transaction permitted under the rules of futures exchanges in which two parties exchange a cash market (physical) commodity position for a futures contract (or vice versa) without making a trade on the exchange. The prices at which such transactions are executed are negotiated between the parties.

Forward Contract. A cash market transaction in which the buyer and seller agree to the purchase and sale of a specific quantity of a commodity, product, instrument or currency for delivery at some future time under such terms and conditions as the two may agree upon.

Fundamental Analysis. The analysis of fundamental market information such as supply and demand levels, weather, economic indicators and geopolitical events.

Futures Contract. A contract providing for the delivery or receipt at a future date of a specified amount and grade of a traded commodity, product, instrument or indices at a specified price and delivery point, or for cash settlement. A market participant can make a futures contract to buy or sell the underlying commodity, product, instrument or indices. The contractual obligations may be satisfied either by taking or making, as the case may be, physical delivery of the commodity, product, instrument or indices or by making an offsetting sale or purchase of an equivalent but opposite futures contract on the same, or a mutually offsetting, exchange before the designated date of delivery.

Hypothetical Composite Performance. Results for a combined portfolio of managers or advisors in which the selection of and allocation among such managers or advisors has been done with the benefit of hindsight and is therefore not necessarily indicative of actual trading performance.

Introducing Broker. A registered firm that introduces customers to a clearing broker who conducts sales activities.

Lehman Brothers Government Bond Index. Composed of bonds that are investment grade (as rated by Moody's or Standard & Poor's). Issues must have at least one year to maturity. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

Long Contract or Long Position. A contract to accept delivery (that is, to buy) a specified amount of a commodity, product, instrument or index at a future date at a specified price.

MAR Fund/Pool Qualified Universe Index. A dollar weighted index that includes the performance of current as well as retired public futures funds, private pools and offshore funds that have the objective of speculative trading profits. The MAR Index is utilized as a broad measure of overall managed futures returns, as compared to other indices that measure the overall returns of stocks and bonds as separate asset classes. The MAR Index is not the same as an investment in the Fund, and the Fund may perform quite differently than the Index, just as an individual stock may perform quite differently from the S&P 500 Index.

Margin. A good faith deposit with a broker to assure fulfillment of a purchase or sale of a futures, forward or options on futures contract. Margins on these contracts do not usually involve the payment of interest.

Margin Call. A demand for additional funds after the initial good faith deposit required to maintain a customer's account in compliance with the requirements of a particular commodity exchange or of a commodity broker.

NASDAQ Composite Index. Measures all NASDAQ domestic and non-U.S. based common stocks listed on the NASDAQ Stock Market (currently over 5,000 companies). The Index is market-value weighted. This means that each company's security affects the Index in proportion to its market value. The market value, the last sale price multiplied by total shares outstanding, is calculated throughout the trading day, and is related to the total value of the Index.

Notional Funds. The amount by which the nominal size of an account exceeds the amount of actual funds in such account.

Open Position. A contractual commitment arising under a long contract or a short contract that has not been extinguished by an offsetting trade or by delivery.

Option on a Futures Contract. A contract that gives the purchaser of the option, in exchange for a one-time payment known as premium, the right, but not the obligation, to buy or sell a futures contract at a specified price within a specified period of time. The seller of an option on a futures contract receives the premium payment and has the obligation to buy or sell the futures contract at the specified price within the specified period of time.

Parameters. A value that can be freely assigned in a trading system to vary the timing of signals.

Pro forma. Actual performance results for an advisor or fund adjusted for uniform levels of expenses, fees and charges across all relevant accounts.

Resistance. A previous high. A price level over the market where selling pressure overcomes buying pressure and a price advance is turned back.

Short Contract or Short Position. A contract to make delivery of (sell) a specified amount of a commodity, product, instrument or index at a future date at a specified price.

Speculative Position Limit. The maximum number of speculative futures or option contracts in any one commodity (on one exchange), imposed by the CFTC or a United States commodity exchange, that can be held or controlled at one time by one person or a group of persons acting together. These limits generally are not imposed for trading on markets or exchanges outside the United States.

Standard and Poor's 500 Composite Stock Index (S&P 500 Index).   The five hundred stocks in the S&P 500 are chosen by Standard and Poor's based on industry representation, liquidity and stability. The stocks in the S&P 500 are not the 500 largest companies, rather the Index is designed to capture the returns of many different sectors of the U.S. economy. This is the only index that includes dividends reinvested.

Systematic Technical Charting Systems.   A system that is technical in nature and based on chart patterns as opposed to pure mathematical calculations.

Technical Analysis.   The analysis of technical market information by a trading advisor such as analyzing actual daily, weekly and monthly price fluctuations, trading volume variations and changes in numbers of open positions in various futures and options on futures contracts.

Trading Advisor.   Any person or entity that provides advice as to the purchase or sale of futures, forwards or options on futures contracts. A commodity trading advisor must register as a commodity trading advisor under the Commodity Exchange Act.

EXHIBIT A

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Partners of
The Price Fund I, L.P.

We have audited the accompanying statement of financial condition of The Price Fund I, L.P. (a Delaware limited partnership) as of December 31, 2000. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Price Fund I, L.P. as of December 31, 2000 in conformity with U.S. generally accepted accounting principles.

ALTSCHULER, MELVOIN AND GLASSER LLP

Chicago, Illinois
March 31, 2001

THE PRICE FUND I, L.P.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2000	August 31, 2001
		(unaudited)
Assets		
Cash	$ 990	$ 870
Deferred syndication costs	126,244	195,163
Total Assets	$127,234	$196,033
Liabilities and Partner's Capital		
Liabilities		
Due to affiliate	126,244	$195,163
Partner's Capital		
General Partner	990	870
Total Liabilities and Partner's Capital	$127,234	$196,033

See accompanying notes.

A-3

THE PRICE FUND I, L.P.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND AUGUST 31, 2001 (UNAUDITED)

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—The Price Fund I, L.P. (a Delaware limited partnership) (the "Partnership") was organized on October 5, 2000 to engage in speculative trading of a diversified portfolio of commodity interests including futures contracts, options on futures and forward contracts.

Price Asset Management, Inc., the general partner of the Partnership, is registered as a commodity pool operator and commodity trading advisor. The Price Futures Group, Inc., an entity affiliated through common ownership, will act as the introducing broker for the Partnership, whereby certain of the Partnership's accounts will be introduced to the Partnership's clearing broker. Man Financial Inc. initially will serve as clearing broker.

The General Partner and each limited partner will share in the profits and losses of the Partnership in proportion to their respective ownership interests.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Syndication Costs—Syndication costs will be charged to partners' capital upon the issuance of Limited Partnership Units.

Income Recognition—Futures, options on futures and forward contracts will be recorded on trade date, and open contracts will be reflected at market value.

Income Taxes—The Partnership's income or loss will be includible in the income tax returns of the individual partners.

Note 2   The Limited Partnership Agreement and Related-Party Activities

The General Partner will be responsible for management of the Partnership.

New limited partners may purchase units of the Partnership upon approval by the General Partner at the net asset value, as defined, as of the last day of each month or other date determined by the General Partner.

After holding the units for nine months, limited partners may require the Partnership to redeem some or all of their units at the net asset value, as defined, as of the last day of each month without a redemption charge. Any units redeemed before the holder has been a limited partner for six months will be assessed a redemption charge equal to 4% of the net asset value per unit on the date of such redemption and units redeemed after six but within nine months will be assessed a 3% redemption charge.

The Partnership will terminate and its remaining net assets will be distributed pro rata to the holders of the then outstanding units on December 31, 2035, or earlier if certain events occur.

The Partnership will pay management and other fees as specified in the Registration Statement and offering documents. A summary of such fees payable to related entities is as follows:

Price Asset Management, Inc., as General Partner.

The Partnership will pay a monthly management fee based on the Partnership's total assets, based on a 1% annual rate. The General Partner will choose one or more trading advisors, or public commodity funds, the assets of which are traded by various commodity trading advisors that will be responsible for making all trading decisions on behalf of the Partnership. The trading advisors and public commodity funds will charge the Partnership management fees (based on assets managed) and quarterly incentive fees (based on new trading profits) at rates ranging from 0 to 2% per annum and 20 to 30% of new net profits, respectively. The General Partner may receive an incentive fee assessed in addition to certain advisors' or funds' incentive fees.

The Price Futures Group, Inc., as introducing broker.

The clearing broker will pay Price Futures Group a portion of the brokerage fee paid by the Partnership for clearing transactions.

In addition, the Partnership will reimburse Price Futures Group in an amount equal to 0.5% of the purchase price of each limited partnership unit sold for syndication costs incurred by Price Futures Group, subject to increase to 1% at the discretion of the General Partner.

Price Capital Markets, Inc., as trading advisor.

The General Partner may select Price Capital Markets, Inc., an affiliate of the General Partner, as one of the Partnership's trading advisors. Management and incentive fees charged to the Partnership will be 2% per annum and 20% of new net profits per quarter, respectively.

Atrium Securities, Inc., as selling agent.

Atrium Securities, Inc., an affiliate of the General Partner, will act as the selling agent for the Partnership. The Partnership will pay Atrium a commission of 4% of the purchase price of each unit sold. In addition, the Partnership will pay an annual trailing commission to salespersons identified by Atrium or additional selling agents. The trailing commission will be equal to 1½% of the net asset value of a unit, beginning December 31, 2002. No trailing commission will accrue or be paid for any unit that has been outstanding for less than one full year.

The Partnership will pay all of its direct legal, accounting, filing, reporting and data processing expenses, incentive fees, management fees, brokerage fees and extraordinary expenses, subject to overall limitations on fees described in the Partnership's limited partnership agreement. The General Partner will bear any fees in excess of these limitations.

Note 3   Financial Instruments with Off-Balance-Sheet Risk

The Partnership's trading activities will involve financial instruments, primarily futures, options on futures, and forward contracts, which have market and/or credit risk.

Market Risk—Market risk will arise primarily from changes in the market value of financial instruments. Theoretically, the Partnership's exposure will be equal to the notional value of futures contracts purchased and unlimited on such contracts sold short. As both a buyer and seller of options on futures, the Partnership will pay or receive a premium at the outset and then bear the risk of unfavorable market variations underlying the option. The risk of loss for purchased options on futures will be limited to the premiums paid; written or sold options on futures will expose the Partnership to potentially unlimited liability.

Exposure to market risk will be influenced by a number of factors, including the relationships between financial instruments, and the volatility and liquidity in the markets in which the financial instruments will be traded. In many cases, the use of financial instruments may serve to modify or offset market risk associated with other transactions and, accordingly, may serve to decrease the Partnership's overall exposure to market risk. The Partnership will attempt to control its exposure to market risk through various analytical monitoring techniques.

Credit Risk—Credit risk will arise primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Partnership's exposure to credit risk associated with counterparty nonperformance will be limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

Concentration of Credit Risk—Some of the Partnership's trades will be cleared through Price Futures Group's clearing broker. In the event this counterparty does not fulfill its obligations, the Partnership may be exposed to risk. This risk of default depends in part on the creditworthiness of the counterparties to these transactions. The Partnership will attempt to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Price Asset Management, Inc.

We have audited the accompanying statement of financial condition of Price Asset Management, Inc. as of December 31, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Price Asset Management, Inc. as of December 31, 2000 in conformity with U.S. generally accepted accounting principles.

ALTSCHULER, MELVOIN AND GLASSER LLP

Chicago, Illinois
March 31, 2001

PRICE ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2000	August 31, 2001
		(unaudited)
Assets		
Cash and cash equivalents	$ 990	$ 81,207
Notes receivable	25,966	25,966
Due from affiliate	3,956	0
Equipment	2,174	1,766
Investment in The Price Fund I, L.P.	990	870
Total Assets	$34,076	$109,809
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate	$ 0	$ 60,859
Current income tax payable	9,495	0
Total liabilities	$ 9,495	$ 60,859
Stockholder's Equity		
Common stock, 10,000 shares of no par value authorized, 1,000 shares issued and outstanding	$ 10	$ 10
Additional paid-in capital	0	75,000
Retained earnings	24,571	(26,060)
Total stockholder's equity	24,581	48,950
Total liabilities and stockholder's equity	$34,076	$109,809

See accompanying notes.

PRICE ASSET MANAGEMENT, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND AUGUST 31, 2001 (UNAUDITED)

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—Price Asset Management, Inc. (the "Company") was incorporated in Illinois in November 1998 and is registered as a commodity pool operator and a commodity trading advisor. The Price Futures Group, Inc. is a guaranteed introducing broker under the Commodity Exchange Act that introduces customers, which are located primarily in the United States, Europe, and Asia, to its clearing broker, which provides clearing and execution services for futures, options on futures, and forward transactions. The Company and The Price Futures Group are affiliated through common ownership. The Company provides advisory services to managed accounts introduced to The Price Futures Group's clearing broker.

The Company acts as general partner of The Price Fund I, L.P. (the "Partnership"), a limited partnership formed pursuant to the Delaware Revised Uniform Limited Partnership Act on October 5, 2000. The Partnership was organized to engage in speculative trading of a diversified portfolio of commodity interests.

The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code, effective as of January 1, 2001.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Investment in The Price Fund I, L.P.—The Company's investment as general partner is carried at fair value as determined by management of the Company.

Income Recognition—Service fees are recorded on trade date.

Equipment—Equipment is recorded at cost and is being depreciated on a straight-line basis over 5 years.

Note 2   Investment

During November 2000 the Company contributed $1,000 to The Price Fund I, L.P. as its initial investment. As of December 31, 2000 and August 31, 2001, the Partnership had admitted no further partners and had not commenced operations.

A summary of the Partnership's financial condition as of December 31, 2000 and August 31, 2001 is as follows:

	December 31, 2000	August 31, 2001
		(Unaudited)
Cash	$ 990	$ 870
Deferred syndication costs	126,244	195,163
Total assets	$127,234	$196,033
Due to affiliate (Price Futures Group)	$126,244	$195,163
Partner's capital— General Partner	990	870
Total liabilities and partner's capital	$127,234	$196,033

Note 3   Notes Receivable

The notes receivable are due from two employees of The Price Futures Group, are payable on demand, and provide for interest at 8.5% per annum.

Note 4   Equipment

Equipment at December 31, 2000 and August 31, 2001 consists of

	December 31, 2000	August 31, 2001
		(Unaudited)
Equipment	$3,059	$ 3,059
Accumulated depreciation	(885)	(1,293)
	$2,174	$ 1,766

Note 5   Related Parties

The Price Futures Group provides facilities and administrative services to the Company at no cost. Reference in the Statement of Financial Condition to "Due to affiliate" and "due from affiliate" represent amounts due to (from) Price Futures Group for services provided.

Note 6   Capital Demand Note

The Company holds a Capital Demand Note Agreement, whereby its sole stockholder, Walter Thomas Price, III (as maker) promises, under specified circumstances, to make additional capital contributions to the Company without the issuance of stock. The Note, dated March 31, 2001, calls for demand payments up to (a) 5 percent of aggregate capital contributions by all limited partners in The Price Fund I, L.P. (but not less than $50,000 nor more than $1,000,000) minus (b) the net worth of the Company, as defined, as of the date of the payment demand.

The Note shall remain in force for so long as the Company remains a general partner of The Price Fund I, L.P.

EXHIBIT B

**FORM OF LIMITED PARTNERSHIP AGREEMENT OF
THE PRICE FUND I, L.P.**

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<p style="text-align: center;">TABLE OF CONTENTS</p>

<p style="text-align: center;">TO FORM OF LIMITED PARTNERSHIP AGREEMENT</p>

<p style="text-align: center;">B-2</p>

FORM OF LIMITED PARTNERSHIP
AGREEMENT FOR THE PRICE FUND I, L.P.

This Agreement of Limited Partnership (this "Agreement"), made as of October 5, 2000, by and among Price Asset Management, Inc., an Illinois corporation (the "General Partner"), and the other parties who execute this Agreement, whether in counterpart, by separate instrument, or otherwise, as limited partners (collectively "Limited Partners"; the General Partner and Limited Partners may be collectively referred to as "Partners"). The definitions of capitalized terms used in this Agreement and not defined where used may be found by reference to the index of defined terms in Section 16.

1. Formation; Name.

The parties to this Agreement hereby form a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended and in effect on the date of this Agreement (the "Act"). The name of the limited partnership is The Price Fund I, L.P. (the "Partnership"). The General Partner will execute and file a Certificate of Limited Partnership of the Partnership (the "Certificate of Limited Partnership") in accordance with the Act, and will execute, file, record and publish as appropriate such amendments, assumed name certificates and other documents as are or become necessary or advisable in connection with the operation of the Partnership, as determined by the General Partner, and will take all steps which the General Partner may deem necessary or advisable to allow the Partnership to conduct business as a limited partnership where the Partnership conducts business in any jurisdiction, and to otherwise provide that Limited Partners will have limited liability with respect to the activities of the Partnership in all such jurisdictions, and to comply with the law of any jurisdiction. Each Limited Partner hereby undertakes to furnish to the General Partner a power of attorney and such additional information as the General Partner may request to complete such documents and to execute and cooperate in the filing, recording or publishing of such documents as the General Partner determines appropriate.

2. Office.

The principal office of the Partnership will be 141 West Jackson Boulevard, Suite 1340A, Chicago, Illinois 60604, or such other place as the General Partner may designate from time to time.

The address of the principal office of the Partnership in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, or such other agent as the General Partner may designate from time to time.

3. Business.

The Partnership's business and general purpose is to trade, buy, sell, spread or otherwise acquire, hold or dispose of commodities (including, but not limited to, foreign currencies, mortgage-backed securities, money market instruments, financial instruments and any other securities or items which are now, or may hereafter be, the subject of futures contract trading), domestic and foreign commodity futures contracts, commodity forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, and any related rights (referred to collectively as "Futures Interests") and securities (such as United States Treasury securities) approved by the Commodity Futures Trading Commission (the "CFTC") for investment of customer funds and other securities on a limited basis, and to engage in all related activities. The objective of the Partnership's business is appreciation of its assets through speculative trading. The Partnership may pursue this objective in any lawful manner consistent with the Partnership's trading policies. The Partnership may engage in the foregoing activities either directly or through any lawful transaction or any lawful activity into which a limited partnership may enter or in which a limited partnership may engage under the laws of the State of Delaware; provided that such transactions or activities do not subject the Limited Partners to any liability in excess of the limited liability provided for in this Agreement and contemplated by the Act.

4. Term; Dissolution; Fiscal Year.

(a) **Term.** The term of the Partnership will commence upon the filing of the Certificate of

Limited Partnership in the Office of the Secretary of State of the State of Delaware and will end upon the first to occur of the following: (i) December 31, 2035; (ii) receipt by the General Partner of a notice setting forth an election to terminate and dissolve the Partnership at a specified time by Limited Partners owning more than 50% of the outstanding Units (as defined in Section 6 below), which notice must be sent by registered mail to the General Partner not less than 120 days before the effective date of such termination and dissolution; (iii) the withdrawal, insolvency, bankruptcy, dissolution, liquidation or termination of the General Partner, unless the business of the Partnership is continued by any remaining or successor general partner(s) in accordance with the provisions of this Agreement; (iv) the occurrence of any event which makes it unlawful for the existence of the Partnership to be continued; (v) a determination by the General Partner upon 60 days' notice to the Limited Partners to terminate the Partnership; or (vi) a determination by the General Partner to terminate the Partnership following a Special Redemption Date as described in Section 9.

(b) **Dissolution.** Upon the occurrence of an event causing the termination of the Partnership, the Partnership will terminate and be dissolved. Dissolution, payment of creditors and distribution of the Partnership's Net Assets will be effected as soon as practicable in accordance with the Act, except that the General Partner and each Limited Partner (and any assignee) will share in the Net Assets of the Partnership pro rata in accordance with that Partner's capital account, less any amount owing by that Partner (or assignee) to the Partnership. The General Partner will, at its option, be entitled to supervise the liquidation of the Partnership.

Nothing contained in this Agreement will impair, restrict or limit the rights and powers of the Partners under the law of the State of Delaware and any other jurisdiction in which the Partnership conducts business to reform and reconstitute themselves as a limited partnership following dissolution of the Partnership, either under provisions identical to those set forth in this Agreement or any others which they deem appropriate.

(c) **Fiscal Year.** The fiscal year of the Partnership will begin on January 1 of each year and end on the following December 31.

5. Net Worth of General Partner.

The General Partner agrees that at all times, as long as it remains General Partner of the Partnership, it will maintain its net worth at an amount not less than 5% of the total contributions to the Partnership by all Partners and to any other limited partnership for which it acts as a general partner by all partners; provided, however, that in no event may the General Partner's net worth be less than $50,000 nor will it be required to be more than $1,000,000. For the purposes of this Section 5, "net worth" (a) include amounts payable under enforceable contracts requiring the shareholder(s) of the general partner to purchase additional shares in, or contribute additional capital without the issuance of additional shares to, the general partner and (b) otherwise will be calculated in accordance with generally accepted accounting principles with all current assets based on their then current market values.

The General Partner agrees that it will not be a general partner of any limited partnership other than the Partnership unless, at all times when it is a general partner of any such additional limited partnership, its net worth is at least equal to the net worth required by the preceding paragraph of this Section 5.

The requirements of the preceding two paragraphs of this Section 5 may be modified by the General Partner at its option, without notice to or the consent of the Limited Partners, provided that: (a) the modification does not adversely affect the interests of the Limited Partners, and (b) the General Partner obtains a written opinion of counsel for the Partnership that the proposed modification: (i) will not adversely affect the classification of the Partnership as a partnership for federal income tax purposes, (ii) will not adversely affect the status of the Limited Partners as limited partners under the Act, and (iii) will not violate any applicable state securities or Blue Sky law or any rules, regulations, guidelines or statements of policy issued or applied under such law. Notwithstanding the foregoing, the General Partner's net worth may not be reduced below the lesser of (A) the net worth required by Section II.B of the Guidelines for Registration of Commodity Pool Programs, as adopted in revised form by the North American Securities Administrators Association, Inc. in September, 1993 (the "NASAA Guidelines"), and (B) the net worth required by those Guidelines as in effect on the date of the proposed modification.

6. Capital Contributions and Offering of Units of Limited Partnership Interest.

The General Partner will contribute to the Partnership, in $1,000 increments, such amount in cash as is necessary to make the General Partner's capital contribution equal to the lesser of: (a) 1% of aggregate capital contributions to the Partnership by all Partners (including the General Partner's contribution) and (b) $25,000. These contributions by the General Partner need not exceed the amount described above and will be evidenced by Units of General Partnership Interest ("Unit(s) of General Partnership Interest"). The General Partner will maintain its interest in the capital of the Partnership at no less than the amount stated above. The General Partner, without notice to or consent of the Limited Partners, may withdraw any portion of its interest in the Partnership that is in excess of its required interest described above. Interests in the Partnership, other than the General Partnership Interest of the General Partner, will be Units of Limited Partnership Interest ("Units" or, individually, a "Unit"). The net asset value of a Unit of General Partnership Interest will at all times be equivalent to the Net Asset Value of a Unit of Limited Partnership Interest.

The General Partner, for and on behalf of the Partnership, will issue and sell Units to persons desiring to become Limited Partners, provided that those persons are determined by the General Partner to be qualified investors and their subscriptions for Units are accepted by the General Partner, which acceptance the General Partner may withhold in whole or in part in its sole discretion. The minimum subscription for Units per subscriber will be such amount as the General Partner may determine from time to time in its sole discretion.

The Partnership, directly and/or through a selling agent or agents (each, a "Selling Agent") as may be approved by the General Partner, may at any time and from time to time in the sole discretion of the General Partner offer for sale Units and fractions of Units (to the third decimal place) in public and/or private offerings, at prices per Unit, in such minimum amounts, for such periods of time, and on such terms and conditions as the General Partner may determine in its sole discretion. Units offered during any

offering will be issued and sold by the Partnership as of the close of business (as determined by the General Partner) on the last business day of a month and a closing for subscriptions received during the offering will be held as of that date; provided, however, that the General Partner may hold closings at such other times and for such other periods as it determines appropriate in its sole discretion. At each closing, the Partnership will issue and sell Units to each subscriber whose subscription has been accepted by the General Partner at a price per Unit to be determined by the General Partner in its sole discretion; provided, however, that the offering price per Unit during any offering of Units may not at any time be less than the Net Asset Value of a Unit as of the close of business on the date of the applicable closing at which the Unit is issued and sold, unless the newly offered Units' participation in the Partnership's profits and losses is proportionately reduced. During any offering, Units may be subscribed for by the General Partner, any trading advisor to the Partnership (each, a "Trading Advisor"), any commodity broker for the Partnership (each, a "Commodity Broker"), and those persons' shareholders, directors, officers, partners, employees, principals and affiliates. Subscriptions for Units by those persons will not preclude them from receiving compensation from the Partnership for services rendered by them in their capacities as other than Limited Partners. No subscriber for Units during any offering of Units will become a Limited Partner until the General Partner: (a) accepts the subscriber's subscription at a closing relating to the offering; (b) executes this Agreement on behalf of the subscriber under the power of attorney in the subscription agreement executed by the subscriber in connection with the offering; and (c) makes an entry on the books and records of the Partnership reflecting that the subscriber has been admitted as a Limited Partner. Accepted subscribers will be deemed Limited Partners at such time as their admission is reflected on the books and records of the Partnership. The aggregate of all capital contributions to the Partnership will be available to the Partnership to carry on its business, and the Partnership will not pay any interest on any such contribution.

In connection with any offering of Units by the Partnership, the General Partner, on behalf of the Partnership, will: (a) cause to be filed one or more Disclosure Documents and such amendments and supplements to them as the General Partner deems advisable or as may be required by applicable law with the CFTC and the National Futures Association ("NFA"), Forms D or other applications, notices or forms with the Securities and Exchange Commission (the "SEC") and state securities and Blue Sky administrators, and Registration Statements, Prospectuses (as used in this Agreement, the term "Prospectus" means the most recent version of the Prospectus issued by the Partnership, or the most recent version of the Disclosure Document or other offering memorandum prepared, in connection with the particular offering of Units), and such amendments and supplements to those documents as the General Partner deems advisable or as may be required by applicable law, with the CFTC, the NFA, the SEC and the National Association of Securities Dealers, Inc.; (b) qualify by registration or exemption from registration the Units for sale under the Blue Sky and securities laws of such states of the United States and such other jurisdictions as the General Partner in its sole discretion deems advisable or as may be required by applicable law; (c) make such arrangements for the sale of Units as it deems advisable, including engaging a Selling Agent and entering into a selling agent agreement with the Selling Agent; and (d) take such action in connection with the matters described in clauses (a) through (c) as it deems advisable or necessary.

Except as otherwise specified in the Prospectus, the Partnership will pay any offering expenses and any selling commissions relating to the sale of Units, and these offering expenses and selling commissions will be allocated on a per-Unit basis or in such other manner as the General Partner determines appropriate. No Limited Partner will have any preemptive, preferential or other rights with respect to the issuance or sale of any additional Units, except as described in the Prospectus. No Limited Partner will have the right to consent to the admission of any additional Limited Partner.

The maximum number of Units and the purchase therefore shall be as specified in the prospectus. Any subscription for Units will be subject to the collection of good funds.

7. Allocation of Profits and Losses; Accounting; Other Matters.

(a) **Capital Accounts.**   A capital account will be established for each Partner. The initial balance of each Partner's capital account will be the amount of a Partner's initial capital contribution to the Partnership less, in the case of a Limited Partner, the amount of offering expenses and selling commissions allocable to the Limited Partner's Units.

(b) **Monthly Allocations.**   As of the close of business (as determined by the General Partner) on the last day of each calendar month ("Determination Date") during each fiscal year of the Partnership, the following determinations and allocations will be made:

(i) The Net Assets of the Partnership (as defined in Section 7(d)(i), before accrual of the monthly management fees and incentive fees payable to any Trading Advisor, will be determined.

(ii) The accrued monthly management fees will then be charged against Net Assets.

(iii) The accrued quarterly incentive fees, if any, will then be charged against Net Assets.

(iv) Any increase or decrease in Net Assets (after the adjustments in subparagraphs (ii) and (iii) above), over those of the immediately preceding Determination Date (or, in the case of the first Determination Date, the first closing of the sale of Units to the public), will then be credited or charged to the capital account of each Partner in the ratio that the balance of each account bears to the balance of all accounts.

(v) The amount of any distribution to a Partner, any amount paid to a Partner on redemption of Units and any redemption fee paid to the General Partner upon the redemption of Units will be charged to that Partner's capital account.

(c) **Allocation of Profit and Loss for Federal Income Tax Purposes.**   As of the end of each fiscal year of the Partnership, the Partnership's realized profit or loss will be allocated among the Partners at the discretion of the General Partner under the following subparagraphs for federal income tax purposes. These allocations of profit and loss will be pro rata from net capital gain or loss and net operating income or loss realized by the Partnership. For United States federal income tax purposes, a distinction will be made between net short-term gain or loss and net long-term gain or loss.

(i) Items of ordinary income (such as interest or credits in lieu of interest) and expense (such as the management fees, incentive fees, brokerage fees and extraordinary expenses) will be allocated pro rata among the Partners based on their capital accounts (exclusive of these items of ordinary income or expense) as of the end of each month in which the items of ordinary income or expense accrued.

(ii) Net realized capital gain or loss from the Partnership's trading activities will be allocated as follows:

(A) For the purpose of allocating the Partnership's net realized capital gain or loss among the Partners, the general partner will establish an allocation account with respect to each outstanding Unit. The initial balance of each allocation account will be the amount paid by the Partner to the Partnership for the Unit. Allocation accounts will be adjusted as of the end of each fiscal year and as of the date a Partner completely redeems his Units as follows:

(1) Each allocation account will be increased by the amount of income allocated to the holder of the Unit under subparagraph (c)(i) above and subparagraph (c)(ii)(C) below.

(2) Each allocation account will be decreased by the amount of expense or loss allocated to the holder of the Unit under subparagraph (c)(i) above and subparagraph (c)(ii)(E) below and by the amount of any distribution the holder of the Unit has received with respect to the Unit (other than on redemption of the Unit).

(3) When a Unit is redeemed, the allocation account with respect to that Unit will be eliminated.

(B) Net realized capital gain will be allocated first to each Partner who has partially redeemed his Units during the fiscal year up to the excess, if any, of the amount received upon redemption of the Units over the allocation account attributable to the redeemed Units.

(C) Net realized capital gain remaining after the allocation of that capital gain under

subparagraph (c)(ii)(B) above will be allocated next among all Partners whose capital accounts are in excess of their Units' allocation accounts (after the adjustments in subparagraph (c)(ii)(B) above) in the ratio that each such Partner's excess bears to all such Partners' excesses. If gain to be allocated under this subparagraph (c)(ii)(C) is greater than the excess of all such Partners' capital accounts over all such allocation accounts, the excess will be allocated among all Partners in the ratio that each Partner's capital account bears to all Partners' capital accounts.

(D) Net realized capital loss will be allocated first to each Partner who has partially redeemed his Units during the fiscal year up to the excess, if any, of the allocation account attributable to the redeemed Units over the amount received upon redemption of the Units.

(E) Net realized capital loss remaining after the allocation of such capital loss under this subparagraph (c)(ii)(D) above will be allocated next among all Partners whose Units' allocation accounts are in excess of their capital accounts (after the adjustments in subparagraph (c)(ii)(D) above) in the ratio that each such Partner's excess bears to all such Partners' excesses. If loss to be allocated under this subparagraph (c)(ii)(E) is greater than the excess of all of these allocation accounts over all such Partners' capital accounts, the excess loss will be allocated among all Partners in the ratio that each Partner's capital account bears to all Partners' capital accounts.

(iii) The tax allocations prescribed by this Section 7(c) will be made to each holder of a Unit whether or not the holder is a substituted Limited Partner. If a Unit has been transferred or assigned under Section 10(a), the allocations prescribed by this Section 7(c) will be made with respect to such Unit without regard to the transfer or assignment, except that in the year of transfer or assignment the allocations prescribed by this Section 7(c) will be divided between the transferor or assignor and the transferee or assignee based on the number of months each held the transferred or assigned Unit. For purposes of this Section 7(c), tax allocations will be made to the General Partner's Units of General Partnership Interest on a Unit-equivalent basis.

(iv) The allocation of profit and loss for federal income tax purposes set forth in this Agreement is intended to allocate taxable profits and loss among Partners generally in the ratio and to the extent that net profit and net loss are allocated to the Partners under Section 7(b) of this Agreement so as to eliminate, to the extent possible, any disparity between a Partner's capital account and his allocation account with respect to each Unit then outstanding, consistent with the principles set forth in Section 704(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code").

(d) **Definitions; Accounting.**

(i) **Net Assets.** The Partnership's "Net Assets" means the total assets of the Partnership (including, but not limited to, all cash and cash equivalents (valued at cost) and amortization of original issue discount, and the market value of all open Futures Interests positions and other assets of the Partnership) and less the total liabilities of the Partnership (including, but not limited to, all brokerage, management and incentive fees, and extraordinary expenses) determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting. Unless generally accepted accounting principles require otherwise, the market value of a Futures Interest traded on a United States exchange means the settlement price on the exchange on which the particular Futures Interest was traded by the Partnership on the day with respect to which Net Assets are being determined; provided, however, that if a Futures Interest could not have been liquidated on that day due to the operation of daily limits or other rules of the exchange upon which that Futures Interest is traded or otherwise, the settlement price on the first subsequent day on which the Futures Interest could be liquidated will be the market value of those Futures Interest for that day. The market value of a forward contract or a Futures Interest traded on a foreign exchange or market means its market value as determined by the General Partner on a basis consistently applied

for each different variety of forward contract or Futures Interest.

(ii) **Net Asset Value.** The "Net Asset Value" of a Unit means the Net Assets allocated to capital accounts represented by Units of Limited Partnership Interest divided by the aggregate number of Units of Limited Partnership Interest.

(e) **Expenses and Limitations on Expenses.** In consideration for its management services, the General Partner will be entitled to payment of a monthly management fee equal to 1/12th of 1% of the Net Asset Value of the Partnership. In addition the General Partner or its Affiliate will be entitled to reimbursement of the organizational and initial and continuing offering expenses of the Partnership (including, but not limited to, legal, accounting and auditing fees, printing costs, filing fees, escrow fees, marketing costs and expenses, and other related expenses) to the extent specified in the Prospectus. Subject to the limits set forth below, and except to the extent that the General Partner or an affiliate has agreed to pay any of these fees, costs or expenses as provided in the Prospectus, the Partnership will pay its operational expenses. The General Partner will not be reimbursed by the Partnership for any costs incurred by it relating to office space, equipment and staff necessary for Partnership operations and administration of redemptions of Units. The Partnership will be obligated to pay any extraordinary expenses (determined in accordance with generally accepted accounting principles) it may incur. The Partnership's assets held by any Commodity Broker, as provided in Section 7(i), may be used as margin solely for the Partnership's trading. The Partnership will bear all commodity brokerage fees and commissions and, except as otherwise set forth in this Agreement or described in the Prospectus, will be obligated to pay all liabilities incurred by it, including, without limitation, all fees and expenses incurred in connection with its trading activities (including, but not limited to, floor brokerage fees, exchange fees, clearinghouse fees, NFA fees, "give up" or transfer fees, costs associated with the taking of delivery of Futures Interests, fees for the execution of forward contract transactions, fees for the execution of cash transactions relating to the exchange of futures for physical transactions, and the use of any Commodity Broker's institutional and overnight execution facilities (collectively, "Transaction Fees and Costs")), and management and incentive fees payable to any Trading Advisor. Appropriate reserves may be created, accrued and charged against Net Assets for contingent liabilities, if any, as of the date any contingent liability becomes known to the General Partner. These reserves will reduce the Net Asset Value of interests in the Partnership for all purposes, including redemptions.

(f) **Limited Liability of Limited Partners.** Each Unit, when purchased by a Limited Partner in accordance with the terms of this Agreement, will be fully paid and non-assessable. No Limited Partner will be liable for the Partnership's obligations in excess of that Partner's unredeemed capital contribution, undistributed profits, if any, and any distributions and amounts received upon redemption of Units. The Partnership will not make a claim against a Limited Partner with respect to amounts distributed to that Partner or amounts received by that Partner upon redemption of Units unless the Net Assets of the Partnership (which will not include any right of contribution from the General Partner except to the extent previously made by it under this Agreement) are insufficient to discharge the liabilities of the Partnership which have arisen before the payment of these amounts.

(g) **Return of Limited Partner's Capital Contribution.** Except to the extent that a Limited Partner has the right to withdraw capital through redemption of Units in accordance with Section 10(b), no Limited Partner will have any right to demand the return of his capital contribution or any profits added to them, except upon termination and dissolution of the Partnership. In no event will a Limited Partner be entitled to demand or receive from the Partnership property other than cash.

(h) **Distributions.** The General Partner will have sole discretion in determining what distributions (other than on redemption of Units), if any, the Partnership will make to its Partners. If made, all distributions will be pro rata in accordance with the capital accounts of the Partners.

(i) **Interest on Assets.** The Partnership will deposit all of its assets with any banks or other financial institutions that the General Partner may select and with those Commodity Broker(s) as the Partnership may use from time to time. Unless

provided otherwise in the Prospectus, assets deposited with Commodity Broker(s) will be invested in securities approved by the CFTC for investment of customer funds or held in non-interest-bearing accounts, and those Commodity Broker(s) will credit the Partnership at month-end with interest income as set forth in the Prospectus.

8. **Management and Trading Policies.**

(a) **Management of the Partnership.** Except as may be otherwise specifically provided in this Agreement, the General Partner, to the exclusion of all Limited Partners, will conduct and manage the business of the Partnership, including, without limitation, the investment of the funds of the Partnership. No Limited Partner will have the power to represent, act for, sign for or bind the General Partner or the Partnership. Except as provided in this Agreement, no Partner will be entitled to any salary, draw or other compensation from the Partnership. Each Limited Partner hereby undertakes to furnish to the General Partner such additional information as may be determined by the General Partner to be required or appropriate for the Partnership to open and maintain an account or accounts with the Partnership's Commodity Broker(s) for the purpose of trading in Futures Interests. The General Partner will be under a fiduciary duty to conduct the affairs of the Partnership in the best interests of the Partnership. The Limited Partners will under no circumstances be permitted to contract away, or be deemed to have contracted away, the fiduciary obligations owed them by the General Partner under statutory or common law. The General Partner will have fiduciary responsibility for the safekeeping of all of the funds and assets of the Partnership, whether or not in its immediate possession or control, and the General Partner may not employ, or permit another to employ, these funds or assets in any manner except for the benefit of the Partnership.

(b) **The General Partner.** The General Partner, on behalf of the Partnership, will appoint one or more Trading Advisors to make trading decisions for the Partnership, and will delegate trading discretion to those Advisors; provided, however, that the General Partner may override any trading instructions: (i) which the General Partner, in its sole discretion, determines to be in violation of any trading policy of the Partnership, as set forth in subsection (c) below; (ii) to the extent the General

Partner believes doing so is necessary for the protection of the Partnership; (iii) to terminate the Futures Interests trading of the Partnership; (iv) to comply with applicable laws or regulations; or (v) as and to the extent necessary, upon the failure of a Trading Advisor to comply with a request to make the necessary amount of funds available to the Partnership, to fund distributions, redemptions, or reapportionments among Trading Advisors or to pay the expenses of the Partnership; and provided, further, that the General Partner may make trading decisions at any time at which a Trading Advisor becomes incapacitated or some other emergency arises as a result of which the Trading Advisor is unable or unwilling to act and a successor Trading Advisor has not yet been retained. The General Partner will also select private and public commodity pools (funds) and may select private commodity pools to allocate partnership assets for investment into such funds to be traded pursuant to the strategies as disclosed in the respective offering documents of such funds.

The Partnership may not enter into any agreement with the General Partner, or their Affiliates (other than a selling agent agreement as contemplated by Section 6) which has a term of more than one year and which does not provide that it may be terminated by the Partnership without penalty upon 60 days' prior written notice by the General Partner; provided, however, that any such agreement may provide for automatic renewal for additional one-year terms unless either the Partnership or the other party to the agreement, upon written notice given not less than 60 days before the original termination date or any extended termination date, notifies the other party of its intention not to renew.

Subject to the foregoing paragraph, the General Partner is hereby authorized, on behalf of the Partnership, to enter into the form of management agreement described in the Prospectus (each, an "Advisory Agreement") with each Trading Advisor described in the Prospectus, and to cause the Partnership to pay to each of those Trading Advisors the management and incentive fees provided for in the applicable Advisory Agreement, as described in the Prospectus.

The General Partner is further authorized: (a) to modify (including changing the form and amount of compensation and other arrangements and terms) or terminate any Advisory Agreement in its sole discretion in accordance with the terms of that Advisory Agreement and to employ from time to time other Trading Advisors under advisory agreements having such terms and conditions and providing for such form and amount of compensation as the General Partner in its sole discretion deems to be in the best interests of the Partnership, which terms may include provision for the payment of an incentive fee to a new or replacement Trading Advisor or Advisors which is based on any trading profits which are earned by that Trading Advisor(s), regardless of whether those profits exceed trading losses incurred by any previous or existing Trading Advisor or Advisors or by the Partnership as a whole; (b) to enter into the Customer Agreements described in the Prospectus (each, a "Customer Agreement") with the Commodity Brokers described in the Prospectus, and to cause the Partnership to pay to those Commodity Brokers brokerage fees or commissions and Transaction Fees and Costs at the rates provided for in the Customer Agreements and as described in the Prospectus; and (c) to modify (including changing the form and amount of compensation and other arrangements and terms) and terminate the Customer Agreements in its sole discretion in accordance with the terms of those Agreements and to employ from time to time other Commodity Brokers under customer agreements having such terms and conditions and providing for such form and amount of compensation as the General Partner in its sole discretion deems to be in the best interests of the Partnership; provided, however, that the General Partner must review at least annually the brokerage arrangements with the Partnership to ensure that the brokerage fees or commissions paid to any Commodity Broker are fair, reasonable and competitive, and represent the best price and services available, taking into consideration: (i) the size of the Partnership; (ii) the Futures Interests trading activity; (iii) the services provided to the Partnership by the Commodity Broker, the General Partner or any of their Affiliates; (iv) the cost incurred by the Commodity Broker, the General Partner or any Affiliate of the General Partner in organizing and operating the Partnership and offering Units; (v) the overall costs to the Partnership; and (vi) any excess interest and compensating balance benefits to the Commodity Broker from assets it holds.

The General Partner may subdivide or combine Units in its discretion, provided that no subdivision or combination may affect the Net Asset Value of any Limited Partner's interest in the Partnership.

(c) **General Trading Restrictions.** The General Partner must require any Trading Advisor retained by the Partnership to follow the trading restrictions set forth below. The following trading restrictions are applicable to the Partnership as a whole and do not apply to the trading of any individual Trading Advisor.

(i) The Partnership will not employ the trading technique commonly known as "pyramiding," in which the speculator uses unrealized profits on existing positions in a given Futures Interest due to favorable price movement as margin specifically to buy or sell additional positions in the same or a related Futures Interest. Taking into account the Partnership's open trade equity on existing positions in determining generally whether to acquire additional Futures Interest positions on behalf of the Partnership will not be considered to constitute "pyramiding."

(ii) The Partnership will not under any circumstances lend money to affiliated entities or otherwise. The Partnership will not borrow money except if the Partnership purchases or takes delivery of commodities. If the Partnership borrows money from the General Partner or any Affiliate of the General Partner, the lending entity (the "Lender") may not receive interest in excess of its interest costs, nor may the Lender receive interest in excess of the amounts which would be charged the Partnership (without reference to the General Partner's financial abilities or guarantees) by unrelated banks on comparable loans for the same purpose, nor may the Lender or any Affiliate of the Lender receive any points or other financing charges or fees regardless of the amount. Use of lines of credit in connection with its forward trading does not, however, constitute borrowing for purposes of this trading limitation.

(iii) The Partnership will not permit "churning" of the Partnership's assets.

(iv) The Partnership will trade currencies and other commodities in the interbank and forward contract markets only with banks,

brokers, dealers and other financial institutions which the General Partner has determined to be creditworthy.

(v) The Trading Advisors will trade only in those Futures Interests that have been approved by the General Partner.

(vi) Except to match trades to close out a position on the interbank foreign currency or other forward markets or liquidate trades in a limit market, the Trading Advisors will not generally take a position after the first notice day in any Futures Interest during the delivery month of that Futures Interest.

(d) **Changes to Trading Restrictions.** The General Partner may not make any material change in the trading restrictions in Section 8(c) without obtaining the prior written approval of Limited Partners owning more than 50% of the Units then outstanding. The General Partner will notify the Limited Partners within seven business days after any material change in the Partnership's trading restrictions so approved by the Limited Partners.

(e) **Miscellaneous.** The General Partner may take such other actions as it deems necessary or desirable to manage the business of the Partnership, including, but not limited to, the following: opening bank accounts and paying or authorizing the payment of distributions to the Partners and the expenses of the Partnership, such as brokerage fees and commissions, management and incentive fees, ordinary and extraordinary expenses, and Transaction Fees and Costs.

The General Partner will prepare or cause to be prepared and shall file on or before the due date (including any extension) any federal, state or local tax returns which are required to be filed by the Partnership. The General Partner will cause the Partnership to pay any taxes payable by the Partnership; provided, however, that the General Partner will not be required to cause the Partnership to pay any tax so long as the General Partner or the Partnership is, in good faith and by appropriate legal proceedings, contesting the validity, applicability or amount of that tax and the contest does not materially endanger any right or interest of the Partnership.

The General Partner is authorized to perform all duties imposed by Sections 6221 through 6233 of the

Code on the General Partner as "tax matters partner" of the Partnership, including, but not limited to, the following: (a) the power to conduct all audits and other administrative proceedings with respect to Partnership tax items; (b) the power to extend the statute of limitations for all Limited Partners with respect to Partnership tax items; (c) the power to file a petition with an appropriate federal court for review of a final Partnership administrative adjustment; and (d) the power to enter into a settlement with the Internal Revenue Service on behalf of, and binding upon, those Limited Partners having less than a 1% interest in the Partnership, unless a Limited Partner has notified the Internal Revenue Service and the General Partner that the General Partner may not act on that Partner's behalf.

If the Partnership is required to withhold United States taxes on income with respect to Units held by Limited Partners who are nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts or foreign estates, the General Partner may pay the tax out of its own funds and then be reimbursed out of the proceeds of any distribution or redemption with respect to those Units.

The General Partner will keep at the principal office of the Partnership such books and records relating to the business of the Partnership as it deems necessary or advisable, as are required by the Commodity Exchange Act, as amended (the "CEA"), and the CFTC's rules and regulations under the CEA, or as are required by other regulatory bodies, exchanges, boards and authorities having jurisdiction. These books and records will be retained by the Partnership for not less than five years.

The Partnership's books and records will be available to Limited Partners or their authorized attorneys or agents for inspection and copying during normal business hours of the Partnership and, upon request, the General Partner will send copies of the books and records to any Limited Partner upon payment by him of reasonable reproduction and distribution costs. Any subscription documentation executed by a Limited Partner in connection with his purchase of Units will be retained by the Partnership for not less than six years.

Except as described in this Agreement or in the Prospectus, no person may receive, directly or indirectly, any advisory, management or incentive fee for investment advice who shares or participates in per trade commodity brokerage commissions paid by the Partnership. No Commodity Broker for the Partnership may pay, directly or indirectly, rebates or "give-ups" to the General Partner or any Trading Advisor, and these prohibitions may not be circumvented by any reciprocal business arrangements. Assets of the Partnership may not be commingled with assets of any other person. Margin deposits and deposits of assets with a Commodity Broker will not constitute commingling.

The General Partner must devote such time and resources to the Partnership's business and affairs as it, in its sole discretion, deems necessary or advisable to effectively manage the Partnership. Subject to Section 5, the General Partner may engage in other business activities and will not be required to refrain from any other activity or disgorge any profits from any that activity, whether as general partner of additional partnerships formed for investment in Futures Interests or otherwise. The General Partner may engage and compensate, on behalf and from funds of the Partnership, those persons, firms, or corporations, including any Affiliate of the General Partner, as the General Partner in its sole judgment deems advisable for the conduct and operation of the business of the Partnership; provided, however, that, except as described in this Agreement and in the Prospectus, the General Partner may not engage any Affiliate to perform services for the Partnership without having made a good faith determination that: (i) the Affiliate which it proposes to engage to perform those services is qualified to do so (considering the prior experience of the Affiliate or the individuals employed thereby); (ii) the terms and conditions of the agreement under which the Affiliate is to perform services for the Partnership are no less favorable to the Partnership than could be obtained from equally-qualified unaffiliated third parties, or are otherwise determined by the General Partner to be fair and reasonable to the Partnership and the Limited Partners; and (iii) the maximum period covered by the agreement under which the Affiliate is to perform services for the Partnership may not exceed one year, and that agreement must be terminable without penalty upon 60 days prior written notice by the Partnership. Nothing contained in the preceding sentence prohibits the General Partner from receiving reimbursement from the Partnership for expenses advanced on behalf of the Partnership (other than organizational and offering expenses).

No person dealing with the General Partner is required to determine its authority to make any undertaking on behalf of the Partnership or to determine any fact or circumstance bearing upon the existence of its authority.

9.   Audits; Reports to Limited Partners.

The Partnership's books will be audited annually by an independent certified public accounting firm selected by the General Partner in its sole discretion. The Partnership will use its best efforts to cause each Partner to receive: (a) within 120 days after the close of each fiscal year an annual report containing audited financial statements (including a statement of income and a statement of financial condition) of the Partnership for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and accompanied by a report of the accounting firm which audited those statements, and such other information as the CFTC and NFA may from time to time require (these annual reports will provide a detailed statement of any transactions with the General Partner or its Affiliates and of fees, commissions and any compensation paid or accrued to the General Partner or its Affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed); (b) within 30 days after receipt of Schedule K-1's from the funds in which the partnership invests such tax information relating to the Partnership as is necessary for the Partner to complete his federal income tax return; (c) within 30 days after the close of each calendar month, such financial and other information with respect to the Partnership as the CFTC and NFA from time to time may require in monthly reports, together with information concerning any material change in the brokerage commissions and fees payable by the Partnership to any Commodity Broker; and (d) at such times as are necessary or advisable in the General Partner's sole discretion, such other information as the CFTC and NFA from time to time may require under the CEA to be given to participants in commodity pools.

In addition, if any of the following events occurs, notice of that event, including a description of

the redemption and voting rights of Limited Partners, as set forth in Sections 10(b) and 15, will be mailed to each Limited Partner within seven business days after the occurrence of the event: (a) a decrease in the Net Asset Value of a Unit as of the close of business on any business day to 50% or less of the Net Asset Value for that Unit as of the end of the immediately preceding month; (b) any material amendment to this Agreement; (c) any change in Trading Advisors or any material change in the Advisory Agreement with a Trading Advisor; (d) any change in Commodity Brokers or any material change in the compensation arrangements with a Commodity Broker; (e) any change in general partners or any material change in the compensation arrangements with a general partner; (f) any change in the Partnership's fiscal year; (g) any material change in the Partnership's trading policies; or (h) cessation of Futures Interests trading by the Partnership. In the case of a notice given in accordance with clause (a) of the immediately preceding sentence: (i) the notice must also advise Limited Partners that a "Special Redemption Date," on a date specified in the notice (but in no event earlier than 15, nor later than 45, days after the mailing of the notice), will take place as of which Limited Partners may redeem their Units in the same manner as provided in Section 10(b) for regular Redemption Dates (a Special Redemption Date may take place on a regular Redemption Date); and (ii) following the close of business on the date of the 50% decrease giving rise to the notice, the Partnership will liquidate all existing positions as promptly as reasonably practicable and will suspend all Futures Interests trading through the Special Redemption Date. Thereafter, the General Partner will determine whether to reinstitute Futures Interests trading or to terminate the Partnership. As used in this Agreement, "material change in the Partnership's trading policies" means any material change in those trading policies specified in Section 8(c).

The Net Asset Value of a Unit will be determined monthly by the General Partner, and the most recent Net Asset Value calculation will be promptly supplied by the General Partner in writing to any Limited Partner after the General Partner has received a written request from that Partner.

In addition, no increase (subject to the limits in the fourth paragraph of Section 7(e)) in any of the management, incentive or brokerage fees payable by the Partnership, or any caps (other than those described in the fourth paragraph of Section 7(e)) on management fees, incentive fees, brokerage commissions or fees, Transaction Fees and Costs, ordinary administrative expenses, or net excess interest or compensating balance benefits, all as described in the Prospectus, may take effect until the first business day following a Redemption Date, provided that: (i) notice of the increase is mailed to each Limited Partner at least five business days before the last date on which a Request for Redemption must be received by the General Partner with respect to the applicable Redemption Date; (ii) the notice must describe the redemption and voting rights of Limited Partners, as set forth in Sections 10(b) and 15; and (iii) Limited Partners redeeming Units at the first Redemption Date following the notice will not be subject to the redemption charges described in Section 10(b).

10. Transfer; Redemption of Units.

(a) **Transfer.** A Limited Partner may transfer or assign his Units only as provided in this Section 10(a). No transferee or assignee will become a substituted Limited Partner unless the General Partner first consents to the transfer or assignment in writing, which consent may be withheld in its sole discretion. Any transfer or assignment of Units which is permitted under this Agreement will be effective as of the end of the month in which the transfer or assignment is made; provided, however, that the Partnership need not recognize any transfer or assignment until it has received at least 15 days prior written notice of the transfer or assignment from the Limited Partner, which notice must set forth the address and social security or taxpayer identification number of the transferee or assignee and the number of Units to be transferred or assigned, and which notice must be signed by the Limited Partner. No transfer or assignment of Units will be effective or recognized by the Partnership if the transferee or assignee, or the transferor or assignor (if fewer than all Units held by the transferor or assignor are being transferred or assigned), would, by reason of the transfer or assignment, acquire Units which do not meet the minimum initial subscription requirements, as described in the Prospectus; provided, however, that the foregoing restriction will not apply to transfers or assignment of Units (i) by the way of gift or inheritance, (ii) to any members of the Limited Partner's family, (iii) resulting from divorce,

annulment, separation or similar proceedings, or (iv) to any person who would be deemed an Affiliate of the Limited Partner (for purposes of this clause (iv), the term "Affiliate" also includes any partnership, corporation, association or other legal entity for which that Limited Partner acts as an officer, director or partner). No transfer or assignment will be permitted unless the General Partner is satisfied that (i) the transfer or assignment would not be in violation of the Act or applicable federal, state or foreign securities laws, and (ii) notwithstanding the transfer or assignment, the Partnership will continue to be classified as a partnership rather than as an association taxable as a corporation under the Code. No transfer or assignment of Units will be effective or recognized by the Partnership if the transfer or assignment would result in the termination of the Partnership for federal income tax purposes, or if the transfer is to a pension plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA") and, as a result of the transfer, the Partnership's assets would be deemed to be pension plan assets within the meaning of ERISA or regulations issued by the United States Department of Labor (the "DOL") under ERISA. No transferee or assignee of Units who has not been admitted to the Partnership as a substituted Limited Partner will have any of the rights of Limited Partner, except that that person will receive that share of capital and profits and will have that right of redemption to which his transferor or assignor would otherwise have been entitled and will remain subject to the other terms of this Agreement binding upon Limited Partners. No Limited Partner will have any right to approve of any person becoming a substituted Limited Partner. The Limited Partner will bear all costs (including any attorneys' and accountants' fees) related to the transfer or assignment of his Units.

If the General Partner consents to the admission of a substituted Limited Partner under this Section 10(a), the General Partner is hereby authorized to take such actions as may be necessary to reflect such substitution of a Limited Partner.

(b) **Optional Redemption.** Except as set forth below and in accordance with the terms of this Agreement, a Limited Partner (or any assignee of a Limited Partner) may withdraw all or part of his unredeemed capital contribution and undistributed profits, if any, by requiring the Partnership to redeem all or part of his Units at the Net Asset Value, reduced as described below (any such withdrawal being referred to as a "Redemption"). The minimum amount of any redemption is 5 Units (2 units for IRAs or qualified retirement plans), unless a Limited Partner is redeeming his entire interest in the Partnership. Units may be redeemed at the option of a Limited Partner as of the end of any month. However, any Unit redeemed at or before the end of the sixth month following the closing at which the Unit was issued will be assessed a redemption charge equal to 4% of the Net Asset Value of a Unit on the date of redemption. Units redeemed after six months and within nine months will be assessed a redemption charge equal to 3% of the Net Asset Value on the date of redemption. The foregoing charges will be paid to the General Partner.

Redemption of a Limited Partner's Units will be effective as of the last day of the first month ending after an irrevocable Request for Redemption in proper form has been received by the General Partner ("Redemption Date"); provided, that all liabilities, contingent or otherwise, of the Partnership (except any liability to Partners on account of their capital contributions) have been paid or the Partnership has remaining property sufficient to pay them. As used in this Agreement, "Request for Redemption" means a letter in the form specified by the General Partner and received by the General Partner by 5:00 p.m. (Chicago time) at least 10 business days before the date on which the Redemption is to be effective. A form of Request for Redemption is annexed to this Agreement. Additional forms of Request for Redemption may be obtained by written request to the General Partner.

The General Partner is authorized to execute, file, record and publish, on behalf of the Partnership and each Partner, such amendments to this Agreement and such other documents as are necessary or desirable to reflect any Redemption under this Section 10(b).

(c) **Mandatory Redemption.** The General Partner may, on written notice, require any Limited Partner that is a pension plan within the meaning of ERISA to redeem some or all of its Units (a "Mandatory Redemption") if the General Partner determines a Mandatory Redemption is necessary to insure that the Partnership's assets will not be deemed to be pension plan assets within the meaning

of ERISA or regulations issued by the DOL under ERISA. A Mandatory Redemption of a Limited Partner's Units will be effective as of the last day of the month in which the General Partner notifies the Limited Partner of the Mandatory Redemption (the "Mandatory Redemption Date"). The General Partner may adopt such procedures for Mandatory Redemptions as the General Partner determines are fair and equitable to all Limited Partners that are pension plans.

(d) **Redemption Payments.** Upon a Redemption or Mandatory Redemption, a Limited Partner (or any assignee of a Limited Partner) will receive from the Partnership for each Unit redeemed an amount equal to the Net Asset Value as of the Redemption Date or Mandatory Redemption Date, less any redemption charges and any amount owing by the Partner (and his assignee, if any) to the Partnership under Section 14(d). If a Redemption is requested by an assignee, all amounts owed to the Partnership under Section 14(d) by the Partner to whom the Unit was sold, as well as all amounts owed by all assignees of the Unit, will be deducted from the Net Asset Value of the Unit upon Redemption. The General Partner will endeavor to pay for Units that have been redeemed within 10 business days after the Redemption Date or Mandatory Redemption Date, except that under special circumstances (including, but not limited to, the inability on the part of the Partnership to liquidate Futures Interests positions or the default or delay in payments which are due the Partnership from commodity brokers, banks or other persons), the Partnership may delay payment to Partners whose Units are being redeemed of the proportionate part of the Net Asset Value of the Units represented by the sums which are the subject of the default or delay. Redemptions and Mandatory Redemptions will be made by check mailed to the Limited Partner. The General Partner may, in its absolute discretion, waive any restrictions or charges applicable to Redemptions.

11. **Special Power Of Attorney.**

Each Limited Partner, by the execution of this Agreement, does irrevocably constitute and appoint the General Partner with full power of substitution, as his true and lawful agent and attorney-in-fact, in his name, place, and stead, (a) to execute, acknowledge, swear to, deliver, file and record on his behalf in the appropriate public offices and publish: (i) this

Agreement and the Certificate of Limited Partnership and amendments to them; (ii) all instruments that the General Partner deems necessary or appropriate to reflect any amendment, change or modification of this Agreement or the Certificate of Limited Partnership made in accordance with the terms of this Agreement; (iii) certificates of assumed name; and (iv) all instruments that the General Partner deems necessary or appropriate to qualify or maintain the qualification of the Partnership to do business as a foreign limited partnership in other jurisdictions; and (b) to admit additional Limited Partners and, to the extent that it is necessary under the laws of any jurisdiction, to execute, deliver and file amended certificates or agreements of limited partnership or other instruments to reflect that admission. The Power of Attorney granted in this Agreement is irrevocable and deemed to be a power coupled with an interest and will survive the incapacity, death, dissolution, liquidation or termination of a Limited Partner. Each Limited Partner hereby agrees to be bound by any representation made by the General Partner and by any successor to the General Partner acting in good faith under this Power of Attorney. Each Limited Partner agrees to execute a special Power of Attorney on a document separate from this Agreement. In the event of any conflict between this Agreement and any instruments filed by the attorney-in-fact under the Power of Attorney granted in this Section 11, this Agreement will control.

12. Withdrawal of Partners.

The Partnership will terminate and be dissolved upon the withdrawal, insolvency, bankruptcy, dissolution, liquidation or termination of the General Partner (unless a new general partner(s) is elected under Section 15(c) and the remaining general partner(s) has elected to continue the business of the Partnership, which any remaining general partner(s) will have the right to do). The General Partner may not withdraw or assign all of its interest at any time without giving the Limited Partners 120 days prior written notice of its intention to withdraw or assign, and, if the Limited Partners thereupon elect a new general partner or partners under Section 15(c) and elect to continue the business of the Partnership, the withdrawing General Partner must pay all reasonable expenses incurred by the Partnership in connection with its withdrawal. The General Partner will be paid the Net Asset Value of its interests in the Partnership as of the date of withdrawal.

The death, in competency, withdrawal, insolvency, bankruptcy, termination, liquidation or dissolution of a Limited Partner will not terminate or dissolve the Partnership, and the Limited Partner, his estate, custodian or personal representative will have no right to withdraw or value the Limited Partner's interest in the Partnership except as provided in Section 10. Each Limited Partner (and any assignee of the Partner's interest) expressly agrees that in the event of his death, he waives on behalf of himself and his estate and he directs the legal representative of his estate and any person interested in his estate to waive the furnishing of any inventory, accounting or appraisal of the assets of the Partnership and any right to an audit or examination of the books of the Partnership (except to the extent permissible under the sixth paragraph of Section 8(e)).

13. No Personal Liability For Return Of Capital.

Subject to Section 14, neither the General Partner, nor any Affiliate of the General Partner will be personally liable for the return or repayment of all or any portion of the capital or profits of any Partner (or assignee), it being expressly agreed that any such return of capital or profits made under this Agreement will be made solely from the assets (which will not include any right of contribution from the General Partner) of the Partnership.

14. Standard of Liability; Indemnification.

(a) **Standard of Liability.** The General Partner and its Affiliates will not be liable to the Partnership, the Limited Partners or its or their successors or assigns, for any act, omission, conduct or activity undertaken by or on behalf of the Partnership which the General Partner determines, in good faith, to be in the best interests of the Partnership, unless that act, omission, conduct or activity constitutes misconduct or negligence.

(b) **Indemnification by the Partnership.** The Partnership will indemnify, defend and hold harmless the General Partner and its Affiliates from and against any loss, liability, damage, cost or expense (including attorneys' and accountants' fees and expenses incurred in defense of any demands, claims or lawsuits) actually and reasonably incurred arising from any act, omission, activity or conduct undertaken by or on behalf of the Partnership, including, without limitation, any demands, claims or lawsuits initiated by a Limited Partner (or assignee of a Limited Partner), provided that (1) the General Partner has determined, in good faith, that the act, omission, activity or conduct giving rise to the claim for indemnification was in the best interests of the Partnership, and (2) the act, omission, activity or conduct that was the basis for the loss, liability, damage, cost, or expense was not the result of misconduct or negligence. Notwithstanding anything to the contrary contained in the foregoing, neither the General Partner nor any of its Affiliates nor any person acting as a broker-dealer will be indemnified by the Partnership for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (2) the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee, or (3) a court of competent jurisdiction approves a settlement of the claims against the particular indemnitee and finds that indemnification of the settlement and related costs should be made, provided, with regard to court approval, the indemnitee must apprise the court of the position of the SEC, and the positions of the securities administrators of Massachusetts, Missouri, Tennessee and/or those other states and jurisdictions in which the plaintiffs claim that they were offered or sold Units, with respect to indemnification for securities laws violations before seeking court approval for indemnification. Furthermore, in any action or proceeding brought by a Limited Partner in the right of the Partnership to which the General Partner or any Affiliate of the General Partner is a party defendant, that person may be indemnified only to the extent and subject to the conditions specified in the Act and this Section 14(b). The Partnership may make advances to the General Partner or its Affiliates under this Section 14(b) only if: (1) the demand, claim, lawsuit or legal action relates to the performance of duties or services by those persons to the Partnership; (2) the demand, claim, lawsuit or legal action is not initiated by a Limited Partner; and (3) the advances are repaid, with interest at the legal rate under Delaware law, if the person receiving such advance is ultimately found not to be entitled to indemnification under this Agreement.

Nothing contained in this Section 14(b) will increase the liability of any Limited Partner to the Partnership beyond the amount of his unredeemed capital contribution, undistributed profits, if any, and any amounts received on distributions and redemptions. No rights to indemnification and payment of attorneys' and accountants' fees and expenses will be affected by the termination of the Partnership or the withdrawal, insolvency or dissolution of the General Partner.

The Partnership may not incur the cost of that portion of liability insurance which insures the General Partner and its Affiliates for any liability as to which the General Partner and its Affiliates are prohibited from being indemnified.

(c) **Affiliate.** As used in this Agreement, the term "Affiliate" of a person means: (i) any natural person, partnership, corporation, association or other legal entity directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities of that person; (ii) any partnership, corporation, association or other legal entity 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by that person; (iii) any natural person, partnership, corporation, association or other legal entity directly or indirectly controlling, controlled by, or under common control with, that person; or (iv) any officer, director or partner of that person. Notwithstanding the foregoing, solely for purposes of determining eligibility for indemnification under Section 14(b), the term "Affiliate" includes only those persons performing services for the Partnership.

(d) **Indemnification by Partners.** If the Partnership is made a party to any claim, demand, dispute or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of, or in connection with, any Partner's (or assignee's) obligations or liabilities unrelated to the Partnership's business, the Partner (or assignees cumulatively) must indemnify, defend, hold harmless and reimburse the Partnership for that loss, liability, damage, cost and expense to which the Partnership becomes subject (including attorneys' and accountants' fees and expenses).

15. Amendments; Meetings.

(a) **Amendments with Consent of the General Partner.** If, at any time during the term of the

Partnership, the General Partner deems it necessary or desirable to amend this Agreement, the amendment will be effective only if embodied in an instrument approved by the General Partner and by Limited Partners owning more than 50% of the Units then outstanding, and if made in accordance with, and to the extent permissible under, the Act. Any amendment to this Agreement or actions taken under this Section 15 that have been approved by the percentage of outstanding Units prescribed above will be deemed to have been approved by all Limited Partners. Notwithstanding the foregoing, the General Partner is authorized to amend this Agreement without the consent of any Limited Partner to: (i) change the name of the Partnership or cause the Partnership to transact business under another name; (ii) clarify any inaccuracy or any ambiguity, or reconcile any inconsistent provisions in this Agreement; (iii) make any amendment to this Agreement that is not adverse to the Limited Partners; (iv) effect the intent of the allocations proposed in this Agreement to the maximum extent possible in the event of a change in the Code or the interpretations of the Code affecting those allocations; (v) attempt to ensure that the Partnership is not taxed as an association taxable as a corporation for federal income tax purposes; (vi) qualify or maintain the qualification of the Partnership as a limited partnership in any jurisdiction; (vii) delete or add any provision of or to this Agreement required to be deleted or added by the staff of the SEC, the CFTC, any other federal agency, any state "Blue Sky" official, or other governmental official, or to opt to be governed by any amendment or successor to the Act, or to comply with applicable law; (viii) make any modification to this Agreement to reflect the admission of additional or substitute general partners and to reflect any modification to the Net Worth requirements applicable to the General Partner and any other general partner, as contemplated by Section 5 of this Agreement; (ix) make any amendment that is appropriate or necessary, in the opinion of the General Partner, to prevent the Partnership or the General Partner or its directors, officers or controlling persons from in any manner being subject to the provisions of the Investment Company Act of 1940 (the "1940 Act"), the Investment Advisors Act of 1940, as amended (the "Advisors Act"), or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended; and (x) to make any amendment that is appropriate or necessary, in the opinion of the

General Partner, to qualify the Partnership under the 1940 Act, and any persons under the 1940 Act and the Advisors Act, if the General Partner reasonably believes that doing so is necessary. Any supplemental or amendatory agreement must be adhered to and have the same force and effect from and after its effective date as if it had originally been embodied in, and formed a part of, this Agreement; provided, however, that no supplemental or amendatory agreement may, without the consent of all Partners affected thereby, change or alter the provisions of this proviso, reduce the capital account of any Partner, or modify the percentage of profits, losses or distributions to which any Partner is entitled.

(b) **Meetings.** Any Limited Partner or his authorized attorney or agent, upon written request to the General Partner, delivered either in person or by certified mail, and upon payment of reasonable duplicating and postage costs, will be entitled to obtain from the General Partner by mail a list of the names and addresses of record of all Limited Partners and the number of Units owned by each.

Upon receipt of a written request, signed by Limited Partners owning at least 10% of the Units then owned by Limited Partners, that a meeting of the Partnership be called to vote upon any matter upon which all Limited Partners may vote under this Agreement, the General Partner, by written notice to each Limited Partner of record sent by certified mail or delivered in person within 15 days after receipt, must call a meeting of the Partnership. The meeting must be held at least 30 but not more than 60 days after the mailing of the notice, and the notice must specify the date, a reasonable place and time, and the purpose of the meeting.

(c) **Amendments and Actions Without Consent of the General Partner.** At any meeting of the Limited Partners, upon the affirmative vote (which may be in person or by proxy) of Limited Partners owning more than 50% of the Units then owned by Limited Partners, the following actions may be taken without the consent of the General Partner: (i) this Agreement may be amended in accordance with, and only to the extent permissible under, the Act; provided, however, that no amendment may, without the consent of all Partners affected thereby, change or alter the provisions of this proviso, reduce the capital account of any Partner, or modify the percentage of profits, losses, fees or distributions to which any Partner is entitled; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and replaced; (iv) a new general partner or general partners may be elected if the General Partner terminates or liquidates or elects to withdraw from the Partnership under Section 12, or becomes insolvent, bankrupt or is dissolved; (v) any contracts with the General Partner or any of its Affiliates may be terminated without penalty on not less than 60 days prior written notice; and (vi) the sale of all or substantially all of the assets of the Partnership may be approved; provided, however, that no such action may adversely affect the status of the Limited Partners as limited partners under the Act or the classification of the Partnership as a partnership under the federal income tax laws; and provided further, that Units owned by the General Partner and any Affiliate of the General Partner may not be voted on the matters described in clauses (iii) and (v) above. Any action which has been approved by the percentage of outstanding Units prescribed above will be deemed to have been approved by all Limited Partners.

(d) **Action Without Meeting.** Notwithstanding contrary provisions of this Section 15 covering notices to, meetings of and voting by Limited Partners, any action required or permitted to be taken by Limited Partners at a meeting or otherwise may be taken by Limited Partners without a meeting, without prior notice and without a vote if a consent in writing setting forth the action so taken is signed by Limited Partners owning Units having not fewer than the minimum number of votes that would be necessary to authorize or take that action at a meeting of Limited Partners at which all outstanding Units have been present and voted. Notice of the taking of action by Limited Partners without a meeting by less than unanimous written consent of the Limited Partners must be given to those Limited Partners who have not consented in writing within seven business days after the taking of the action.

(e) **Amendments to Certificate of Limited Partnership.** If an amendment to this Agreement is made under this Section 15, the General Partner is authorized to execute, acknowledge, swear to, deliver, file, record and publish, on behalf of the Partnership and each Partner, such amendments to the Certificate of Limited Partnership as may be necessary or desirable to reflect such amendment.

16. Governing Law.

The validity and construction of this agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, including, specifically, the act (without regard to its choice of law principles); provided, however, that causes of action for violations of federal or state securities laws will not be governed by this Section 16.

17. Miscellaneous.

(a) **Priority Among Limited Partners.** Except as otherwise specifically set forth in this Agreement, no Limited Partner will be entitled to any priority or preference over any other Limited Partner in regard to the affairs of the Partnership.

(b) **Notices.** All notices and requests to the General Partner under this Agreement (other than Requests for Redemption, and notices of assignment or transfer, of Units) must be in writing and will be effective upon personal delivery or, if sent by registered or certified mail, postage prepaid, addressed to the General Partner at 141 West Jackson Boulevard, Suite 1340A, Chicago, Illinois 60604 (or such other address as the General Partner has notified the Limited Partners), upon the deposit of the notice in the United States mail. Requests for Redemption and notices of assignment or transfer of Units will be effective upon timely receipt by the General Partner. Except as otherwise provided in this Agreement, all reports and notices under this Agreement must be in writing and must be sent by first-class mail to the last known address of the Limited Partner.

(c) **Binding Effect.** This Agreement will inure to the benefit of, and be binding upon, all of the parties, their successors, assigns as permitted in this Agreement, custodians, estates, heirs and personal representatives. For purposes of determining the rights of any Partner or assignee under this Agreement, the Partnership and the General Partner may rely upon the Partnership's records as to who are Partners and assignees, and all Partners and assignees agree that their rights will be determined and that they will be bound thereby, including all rights which they may have under Section 14.

(d) **Captions.** Captions in no way define, limit, extend or describe the scope of this Agreement nor the effect of any of its provisions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GENERAL PARTNER:

PRICE ASSET MANAGEMENT, INC.,

By: _____/s/____ WALTER THOMAS PRICE, III_____

Walter Thomas Price, III,
President, Chairman, Chief Executive
Officer, Secretary and Sole Director

LIMITED PARTNERS:

By Price Asset Management, Inc., as Attorney-In-Fact under Power of Attorney in each Limited Partner's Subscription Agreement

By: _____/s/____ WALTER THOMAS PRICE, III_____

Walter Thomas Price, III, President,
Chairman, Chief Executive Officer,
Secretary and Sole Director

ANNEX A TO LIMITED PARTNERSHIP AGREEMENT

**REQUEST FOR REDEMPTION OF UNITS IN
THE PRICE FUND I, L.P.**

INSTRUCTIONS

This request for redemption must be received by the general partner at the address shown below not less than 10 business days prior to the close of the month for which redemption is requested. If your request is not received on time, your request will not be processed. If you desire to redeem units the next month or a subsequent month, you must submit a new redemption request. All signatures must be guaranteed by a commercial bank or a member of a registered national securities exchange.

Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, Illinois 60604

A signed original is required; facsimile copies are not acceptable.

The minimum redemption that you may request is the lesser of 5 units or your entire investment in the partnership (2 units if you are an IRA or qualified retirement plan).

You will receive a check for the redemption price of your units, mailed to the mailing address shown below. If you have been an investor in the partnership for less than 6 months following the closing at which your units were issued, the amount of the check will be reduced by a 4% redemption fee. If you have been an investor for more than 6 months and not more than 9 months, the amount of the check will be reduced by a 3% redemption fee.

REQUEST FOR REDEMPTION

I hereby irrevocably request that the partnership redeem_____ of my units of limited partnership interest on the last day of the month that this request is dated.

I (either in my individual capacity or as an authorized representative of an entity, if applicable) hereby represent and warrant that I am the true, lawful and beneficial owner of the units to be redeemed, with full power and authority to request the redemption. The units which are the subject of this request are not pledged or otherwise encumbered in any way. My signature has been guaranteed by a commercial bank or a member of a registered national securities exchange.

ACCOUNT INFORMATION

Name of Limited Partner(s) _____
(If units are co-owned, list the names of the co-owners)

Mailing Address _____

City _____ State _____ Zip Code _____

INDIVIDUAL SIGNATURE(S) *(If units are co-owned, each owner must sign.)*

_____   Date _____

_____   Date _____
Co-Owner (if applicable)

B-21

ENTITY SIGNATURE

_____   Date _____
          (Name of Entity)

By: _____
          Authorized officer, partner,
          trustee or custodian

Title: _____

SIGNATURE GUARANTY

    The undersigned represents that the signature(s) appearing above is/are true and correct.

_____   Date _____
          (Name of Commercial Bank or
          a member of a registered national
          securities exchange.)

By: _____
          Authorized Officer

EXHIBIT C

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY FOR
UNITS OF THE PRICE FUND I, L.P.

This Agreement must be mailed or delivered to the placement agent:

Atrium Securities, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, Illinois 60604

This Agreement, together with payment for the subscription amount must be received at least 10 business days before the initial or applicable monthly closing.

Note: If you have already been admitted to the Fund as a limited partner and you are purchasing additional units, you do not need to complete this form. Instead, you should complete a Subscription Agreement for Existing Investors or Subscribers in the form attached to the prospectus as Exhibit D.

SUBSCRIPTION INSTRUCTIONS

Before making an investment decision, you should carefully read and review The Price Fund I, L.P. prospectus and this subscription agreement and power of attorney. When reading the prospectus, you should pay particular attention to the matters discussed under "Risk Factors," "Conflicts of Interest" and "Description of Charges."

If you wish to subscribe for units in the partnership, you will be required to complete the subscription form (pages C-6 through C-8). Instructions for completing the subscription pages are set forth below.

By subscribing for units, you will be deemed to make each applicable representation and warranty contained on pages C-3 through C-5, and to satisfy any applicable special state suitability requirement described on page C-3. Therefore, please make sure that you carefully review all representations and warranties and state suitability requirements before signing this agreement.

Instructions for Completing the Subscription Form.

Note: The item numbers below letter to the corresponding sections on the Subscription Form.

A.   Enter the exact name(s) in which your Units are to be held based on ownership type and enter residency and other information requested.

B.   Enter the dollar amount of your subscription payment. The number of Units you receive for that subscription payment will be determined as described below under the caption "Amount of Subscription."

C.   Check the appropriate box to indicate in what capacity you are subscribing for Units (e.g., in your individual capacity, jointly or on behalf of an entity).

D.   Enter your Social Security Number or, if you are subscribing on behalf of an entity, the entity's Taxpayer ID Number. If the Units will be owned by joint tenants or tenants in common, you may use either person's Social Security Number.

E.   Review the representation relating to backup withholding tax and enter your taxable year, if other than calendar year.

F.   Complete Part F.1 if you are subscribing as an individual or jointly with another person. If you are subscribing jointly, both subscribers must sign.

Complete Part F.2 if you are subscribing on behalf of an entity. By signing on behalf of an entity, you will be representing your authority to sign this Agreement on behalf of the entity.

SUBSCRIPTION FOR THE PRICE FUND I, L.P.

By executing and delivering the Subscription Signature Page and by paying the purchase price for Units of limited partnership interest in The Price Fund I, L.P., you hereby subscribe for Units in the Partnership at a price equal to:

- Until the Partnership has accepted subscriptions for 1,000 Units and begins trading, $1,000 per Unit; and

- After the Partnership has commenced trading, 100% of the net asset value per Unit as of the close of business on the date of the applicable monthly closing.

You may revoke this agreement, and receive a full refund of the subscription amount you paid no later than 3:00 p.m., Chicago time, 10 business days prior to the date of the initial or applicable monthly closing by delivering written notice to Price Asset Management, Inc. Otherwise, your subscription is irrevocable.

PAYMENT INSTRUCTIONS

Select **ONE** of the following two payment options:

Initial Offering Period.   During the initial offering period (that is, until the Partnership has sold a minimum of 1,000 units, subscription payments will be held by LaSalle Bank National Association, which has been appointed as Escrow Agent for the purpose of holding subscription payments. Your subscription payment may be made by check or wire transfer. Your check should be payable to "The Price Fund I, L.P. Escrow Number 62-8795-40-3." Wiring instructions should be given to reference Trust GL 2090067, for credit to account 62-8795-40-3 at the address shown below.


OR


Continuing Offering Period.   During the continuing offering period (that is, after the partnership has sold 1,000 units and has begun trading), subscription payments will be held in a special subscription account pending each monthly closing date. Your subscription payment may be made by check or wire transfer. Your check should be payable to "The Price Fund I, L.P. Subscription Account #5200939543," or wire transfer instructions should be given to reference this account at the address shown below.

Wire transfers should be made to: ABA #071000505
                                     LaSalle Bank National Association
                                     135 South LaSalle Street
                                     Chicago, Illinois 60603

RECEIPT OF DOCUMENTATION

The regulations of the CFTC require that you be given a copy of the Prospectus, as well as certain additional documentation consisting of: (a) a supplement to the Prospectus, which must be given to you if the Prospectus is dated more than nine months before the date that you first received the Prospectus, and (b) the most current monthly account statement (report) for the Partnership. By subscribing for Units, you hereby acknowledge receipt of the Prospectus and the additional documentation referred to above, if any.

ADMISSION TO THE PARTNERSHIP

If the General Partner accepts your subscription, your subscription payment will be released to the Partnership when you are admitted to the Partnership, which will either be when the Partnership begins trading or the next monthly closing date. If your subscription is rejected, it will be returned to you. During the initial offering period, you will be paid your share of any interest earned on your subscription payment while held in escrow. During the continuing offering period, you will not receive any interest on your subscription payment.

At the time of your admission to the Partnership, you will become a party to and be bound by the Partnership's Limited Partnership Agreement included as Exhibit B to the Prospectus. *By executing the signature page of this agreement, you will be deemed to have executed this agreement and the limited partnership agreement, including the powers of attorney in both agreements.*

You will not be issued a certificate evidencing the Units that you are purchasing, but you will receive a written confirmation of the purchase in the General Partner's customary form.

STATE SUITABILITY REQUIREMENTS

Except as indicated below, investors must have a net worth (exclusive of home, furnishings and automobiles) of at least $150,000 or, failing that standard, have both a net worth (same exclusions) of at least $45,000 and an annual gross income of at least $45,000. If an investor is subscribing with his/her spouse as joint owners, he/she may count joint net worth and joint income in satisfying these requirements, as well as the special requirements described below. However, the states listed below (or, in certain cases, in special Supplements attached to the Prospectus) have more restrictive suitability or minimum investment requirements for their residents. Please read the following list to make sure that you meet the minimum suitability and/or investment requirements for the state in which you reside. (As used below, "NW" means net worth exclusive of home, furnishings, and automobiles; "AI" means annual gross income; and "TI" means annual taxable income for federal income tax purposes.)

1. Arizona—$225,000 NW of at least $60,000 and $60,000 AI.

2. California—$100,000 NW and $50,000 AI.

3. Iowa—$225,000 NW or $60,000 AI.

4. Massachusetts—$225,000 NW and $60,000 AI.

5. Michigan—$225,000 NW or $60,000 NW and $60,000 AI during the preceding year and the expectation of $60,000 AI during the current year.

6. Oregon—$225,000 NW or $60,000 NW and $60,000 AI.

7. Pennsylvania—$175,000 NW or $100,000 NW and $50,000 AI.

8. Texas—$225,000 NW or $60,000 NW and $60,000 AI.

REPRESENTATIONS AND WARRANTIES

By executing the Signature Page of this Agreement, you (for yourself and any co-subscriber, and, if you are signing on behalf of an entity, on behalf of and with respect to that entity and its shareholders, partners, beneficiaries or members), represent and warrant to the General Partner and the Partnership as follows *(As Used Below, The Terms "You" And "Your" Refer To You And Your Co-Subscriber, If Any, Or If You Are Signing On Behalf Of An Entity, That Entity)*:

1. I have received a copy of the Prospectus, including the Limited Partnership Agreement.

2. If an individual subscriber, I am of legal age to execute this Agreement and am legally competent to do so.

3. I satisfy the applicable financial suitability and minimum investment requirements, as set forth below under the caption "State Suitability Requirements" (or in a special Supplement to the Prospectus) for residents of the State in which I reside. I agree to provide any additional documentation requested by the General Partner, as may be required by the securities administrator of my state of residence, to confirm that I meet the applicable minimum financial suitability standards to invest in the Partnership.

4. The address set forth on the Signature Page is my true and correct residence and I have no present intention of becoming a resident of any other state or country. All the information that I have provided on the Signature Page is correct and complete as of the date of this Agreement, and, if there is any material change in that information before my admission as a Limited Partner, I will immediately furnish such revised or corrected information to the General Partner.

5. If I am representing an employee benefit plan, to the best of my knowledge, neither the General Partner nor any Trading Advisor, nor any of their affiliates: (a) has investment discretion with respect to the investment of my plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets for a fee and under an agreement or understanding that such advice (i) will serve as a primary basis for investment decisions with respect to such plan assets and (ii) will be based on the particular investment needs of the plan; or (c) is an employer maintaining or contributing to that plan. For purposes of this representation (5), an "employee benefit plan" includes plans and accounts of various types (including their related trusts) which provide for the accumulation of a portion of an individual's earnings or compensation, as well as investment income earned thereon, free from federal income tax until such time as funds are distributed from the plan, and include corporate "pension" and profit-sharing plans, "simplified employee pension plans," "Keogh" plans for self-employed individuals and individual retirement accounts ("IRAs").

6. Unless representation (7) or (8) below is applicable, my subscription is made with my funds for my own account and not as trustee, custodian or nominee for another.

7. If I am subscribing as custodian for a minor, either (a) the subscription is a gift I have made to that minor and is not made with that minor's funds, in which case the representations as to net worth and annual income below apply only to me, as the custodian; or (b) if the subscription is not a gift, the representations as to net worth and annual income below apply only to that minor.

8. If I am subscribing as a trustee or custodian of an employee benefit plan or of an IRA at the direction of the beneficiary of that plan or IRA, the representations in this subscription agreement and power of attorney apply only to the beneficiary of that plan or IRA.

9. If I am subscribing in a representative capacity, I have full power and authority to purchase Units and enter into and be bound by this Agreement on behalf of the entity for which I am purchasing the Units, and that entity has full right and power to purchase the Units and enter into and be bound by this Agreement and become a Limited Partner under the Limited Partnership Agreement.

10. I either: (a) am not required to be registered with the Commodity Futures Trading Commission ("CFTC") or to be a member of the National Futures Association ("NFA"); or (b), if so required, I am duly registered with the CFTC and am a member in good standing of the NFA. It is an NFA requirement that the General Partner attempt to verify that any person or entity that seeks to purchase Units be duly registered with the CFTC and a member of the NFA, if required. I agree to supply the General Partner with such information as the General Partner may reasonably request to attempt such verification. Certain entities that acquire Units may, as a result, themselves become "commodity pools" within the intent of applicable CFTC and NFA rules, and their sponsors, accordingly, may be required to register as "commodity pool operators."

11. I understand that the Partnership's limited partnership agreement imposes substantial restrictions on the transferability of my units and that my investment is not liquid except for limited redemption provisions, as set forth in the Prospectus and the Limited Partnership Agreement.

By making the representations and warranties set forth above, investors should be aware that they have not waived any rights of action which they may have under applicable federal or state securities laws. Federal and state securities laws provide that any such waiver would be unenforceable. Investors should be aware, however, that the representations and warranties set forth above may be asserted in the defense of the Partnership, the General Partner, any Trading Advisor, or others in any subsequent litigation or other proceeding.

POWER OF ATTORNEY AND GOVERNING LAW

I hereby irrevocably constitute and appoint Price Asset Management, Inc., the General Partner of the Partnership, as my true and lawful attorney-in-fact, with full power of substitution, in my name, place and stead: (1) to do all things necessary to admit me as a Limited Partner of the Partnership; (2) to admit others as additional or substituted Limited Partners to such Partnership(s) so long as such admission is in accordance with the terms of the Limited Partnership Agreement or any amendment to it; (3) to file, prosecute, defend, settle or compromise any and all actions at law or suits in equity for or on behalf of the Partnership in connection with any claim, demand or liability asserted or threatened by or against the Partnership; and (4) to execute, acknowledge, swear to, deliver, file and record on my behalf and as necessary in the appropriate public offices, and publish: (a) the Limited Partnership Agreement and Certificate of Limited Partnership and all amendments to them permitted by their terms; (b) all instruments that the General Partner deems necessary or appropriate to reflect any amendment, change or modification of any Limited Partnership Agreement or any Certificate of Limited Partnership made in accordance with the terms of such Limited Partnership Agreement; (c) certificates of assumed name; and (d) all instruments that the General Partner deems necessary or appropriate to qualify or maintain the qualification of the partnership to do business as a foreign limited partnership in other jurisdictions. I agree to be bound by any representation made by the General Partner or any successor to the General Partner acting in good faith under this Power of Attorney.

The Power of Attorney granted hereby will be deemed to be coupled with an interest and will be irrevocable and survive my death, incapacity, dissolution, liquidation or termination.

This subscription agreement and power of attorney will be governed by and interpreted in accordance with the laws of the State of Illinois, provided, however, that this provision will not be deemed a waiver of any rights of action I may have under applicable federal or state securities law.

SUBSCRIPTION FORM

PLEASE PRINT OR TYPE (EXCEPT SIGNATURES). USE BLACK INK ONLY.

A. EXACT NAME(S) IN WHICH TITLE TO THE UNITS WILL BE HELD:

_____

_____

SUBSCRIBER ADDRESS:

Street Address _____
   (MUST be residence address—P.O. Box alone not acceptable)

City _____ State _____ Zip Code _____

Daytime Tel. No. (____) _____

Residence Tel. No. (if different) (____) _____

E-Mail Address (Optional) _____

CO-SUBSCRIBER ADDRESS (if different from subscriber address):

Street Address _____
   (MUST be residence address—P.O. Box alone not acceptable)

City _____ State _____ Zip Code _____

Daytime Tel. No. (____) _____

E-Mail Address (Optional) _____

B. AMOUNT OF SUBSCRIPTION:

$_____

NOTE: The initial investment must be for a minimum of $5,000 ($2,000 for IRAs and qualified retirement plans). Subscriptions are made in multiples of $1,000 above these minimum amounts. All subscriptions are payable in U.S. Dollars.

C. CHECK THE BOX BELOW WHICH DESCRIBES THE CAPACITY IN WHICH YOU ARE SUBSCRIBING:

☐ Individual Ownership

☐ Joint Tenants with Rights of Survivorship

☐ Tenants in Common

☐ Community Property

☐ Grantor or other Revocable Trust

☐ Other Trust

☐ Estate

☐ IRA

☐ Other Participant-Directed Benefit Plan (including KEOGH or SEP accounts)

☐ Defined Benefit Plan

☐ UGMA/UTMA (Minor)

☐ Partnership or Limited Liability Company

☐ Corporation

☐ Other (specify) _____

D. SUBSCRIBER'S SOCIAL SECURITY NUMBER (SSN) OR TAXPAYER IDENTIFICATION NUMBER (TIN):

SSN: _____   TIN: _____

E. TAXPAYER REPRESENTATIONS:

☐ Check box if you are subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code.

☐ Check box if your taxable year is other than the calendar year and indicate the month and day on which your taxable year ends:

_____ / _____
MM   DD

Under penalties of perjury, by signing below, I certify that the Social Security Number (or Taxpayer ID Number) above to be the true, correct and complete Social Security Number (or Taxpayer ID Number) and that all the information above is true, correct and complete.

F.1. INDIVIDUAL OR JOINT SUBSCRIPTION, INCLUDING PARTICIPANT DIRECTED EMPLOYEE BENEFIT PLAN, SEP, KEOGH OR IRA SUBSCRIPTION

If you are subscribing for a joint or community property account, the statements, representations and warranties set forth in this Agreement will be deemed to have been made by each subscriber.

• If the Units will be owned by joint owners, tenants in common, or as community property, signatures of all owners are required.

• In the case of an IRA or a participant-directed employee benefit plan, the beneficiary must sign immediately below and the trustee or custodian must sign below under "Entity Subscription."

_____   Date: _____
(Signature)

_____   Date: _____
(Signature of Co-Subscriber)

F.2. ENTITY SUBSCRIPTION

Acceptance of subscription on behalf of employee benefit plans (including IRAs) is in no respect a representation by the general partner that this investment meets all relevant legal requirements with respect to investments by any particular plan, or that this investment is appropriate for any particular plan.

The undersigned officer, partner, trustee, manager or other representative hereby certifies and warrants that: (a) s/he has full power and authority from or on behalf of the entity named below and its shareholders, partners, beneficiaries or members to complete, execute and deliver this Agreement on their behalf and to make the statements, representations and warranties made in this subscription agreement and power of attorney on their behalf; and (b) the investment in the Partnership specified is authorized under applicable law and the governing documents of the entity, has been affirmatively authorized by the governing board or body, if any, of the entity, and is legally permissible.

_____ Date: _____

Name of Entity (Print or Type)

By: _____
              Authorized Signatory

_____
              Name (Print or Type)

_____
              Title (Print or Type)

EXHIBIT D

THE PRICE FUND I, L.P.
SUBSCRIPTION AGREEMENT FOR EXISTING INVESTORS OR SUBSCRIBERS

PLEASE PRINT OR TYPE (EXCEPT SIGNATURES). USE BLACK INK ONLY.

This form together with payment for the subscription amount must be received at least 10 business days before the initial or applicable monthly closing.

I am an existing investor or subscriber in The Price Fund I, L.P. (the "Partnership").

I acknowledge receipt of The Price Fund I, L.P. Prospectus dated _____ , _____ (the "Prospectus"). I have signed this form, which updates the Subscription Agreement and Power of Attorney (the "Subscription Agreement") I signed when I purchased Units of the Partnership, so that I may purchase additional Units of the Partnership without the need to execute a new Subscription Agreement.

I hereby confirm that the representations, warranties and other information regarding the Subscriber in the Subscription Agreement I previously executed are still accurate, and that any purchase of additional Units following the date of this subscription agreement update form will be deemed confirmation that such representations, warranties and other information are still accurate at the time of that additional purchase.

AMOUNT OF ADDITIONAL SUBSCRIPTION: $_____

NOTE: Must be in multiples of $1,000.

PAYMENT INSTRUCTIONS

Select **ONE** of the following two payment options:

Initial Offering Period.   During the initial offering period (that is, until the Partnership has sold a minimum of 1,000 units, subscription payments will be held by LaSalle Bank National Association, which has been appointed as Escrow Agent for the purpose of holding subscription payments. Your subscription payment may be made by check or wire transfer. Your check should be payable to "The Price Fund I, L.P. Escrow Number 62-8795-40-3." Wiring instructions should be given to reference Trust GL 2090067, for credit to account 62-8795-40-3 at the address shown below.

OR

Continuing Offering Period.   During the continuing offering period (that is, after the partnership has sold 1,000 units and has begun trading), subscription payments will be held in a special subscription account pending each monthly closing date. Your subscription payment may be made by check or wire transfer. Your check should be payable to "The Price Fund I, L.P. Subscription Account #5200939543," or wire transfer instructions should be given to reference this account at the address shown below.

Wire transfers should be made to: ABA #071000505
LaSalle Bank National Association
135 South LaSalle Street
Chicago, Illinois 60603

[Signature(s) appear on following page]

D-1

SIGNATURE

If Subscriber(s) Are Individuals	**If Subscriber Is an Entity**

_____

Name of Subscriber (Print or Type)

Name of Entity (Print or Type)

_____

Name of Co-Subscriber (Print or Type)

By: _____

Authorized Signatory

_____

Signature of Subscriber

Name of Signatory (Print or Type)

_____

Signature of Co-Subscriber

Title (Print or Type)

Address:

_____

Street

City   State   Zip

Date: _____

PLEASE RETURN THIS FORM AND, IF APPLICABLE, A CHECK TO THE PLACEMENT AGENT:

Atrium Securities, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, Illinois 60604
Telephone No. (312) 648-2212

THE PRICE FUND I, L.P.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.   *OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

SEC registration fee	$12,500
NASD filing fee	
Printing and engraving	
Legal fees and expenses, excluding Blue Sky legal fees	
Accounting fees and expenses	
Annual escrow agent fees	
Blue Sky fees and expenses, including Blue Sky legal fees	
Miscellaneous	
Total	$

ITEM 14.   *INDEMNIFICATION OF DIRECTORS AND OFFICERS.*

Section 14(b) of the partnership's limited partnership agreement (a form of which is annexed to the prospectus as Exhibit B) provides for indemnification by the partnership of the general partner and its affiliates (as that term is defined in the limited partnership agreement) for any loss, liability, damage, cost or expense arising from any act, omission, activity or conduct undertaken by or on behalf of the partnership by the general partner that the general partner determined in good faith to be in the best interests of the partnership and that was not the result of misconduct or negligence.

Section 7 of the selling agent agreement with Atrium Securities, Inc. provides for indemnification of the partnership, the general partner and its affiliates by Atrium Securities for any loss, claim, damage, liability, cost and expense incurred as a result of a breach by Atrium Securities of any of its representations or agreements in the selling agent agreement, or as a result of misleading statements or material omissions in information provided by Atrium Securities for use in the registration statement or prospectus. That section also provides for the indemnification by the partnership of Atrium Securities and any additional selling agent appointed by Atrium Securities for any loss, claim, damage, liability, cost and expense incurred by Atrium Securities of the additional selling agent as a result of a breach by the partnership of any of its representations or agreements in the selling agent agreement, or as a result of any other misleading statements or material omissions in the prospectus.

Section 12 of the customer agreement with Man Financial Inc. provides for indemnification of Man Financial and its affiliates for liabilities, losses, damages, costs, or expenses for activities undertaken by Man Financial for the partnership's account or arising as a result of the Partnership's breach of its representations, warranties or obligations under the customer agreement.

Section 11 of the advisory agreement between the partnership and each of its trading advisors provides for indemnification of the partnership, general partner and their affiliates by the trading advisor for losses, claims, damages, liabilities, costs and expenses incurred as a result of a breach of any agreement or representation by the trading advisor in the advisory agreement relating to the offering of the units, or as a result of misleading statements or material omissions in information provided by the trading advisor for use in the registration statement or prospectus. That section also provides for the indemnification of the trading advisor by the partnership for any loss, claim, damage, liability, cost and expense incurred by the trading advisor as a result of a breach by the partnership of any of its representations or agreements in the advisory agreement relating to the offering, or as a result of any other misleading statements or material omissions in the prospectus.

ITEM 15. *RECENT SALES OF UNREGISTERED SECURITIES.*

None.

ITEM 16. *EXHIBITS AND FINANCIAL STATEMENTS.*

(a) Exhibits

Exhibit Number	Description of Document
1.01	Form of Selling Agent Agreement among the Registrant, Price Asset Management, Inc. and Atrium Securities, Inc.
1.02	Form of Selected Additional Selling Agent Agreement between Atrium Securities, Inc. and additional selling agents.
1.03	Form of Limited Partnership Agreement of the Registrant (included as Exhibit B to the prospectus).
1.04	Opinion of Henderson & Lyman to the Registrant regarding the legality of units (including consent).
1.05	Opinion of Henderson & Lyman to the Registrant regarding certain federal income tax matters (including consent).
1.06	Advisory Agreement, dated as of October 29, 2001 between Clarke Capital Management, Inc. and the Registrant.
1.07	Advisory Agreement, dated as of October 24, 2001 between Campbell & Company and the Registrant.
1.08	Advisory Agreement, dated as of October 12, 2001 between Millburn Ridgefield Corporation and the Registrant.
1.09	Advisory Agreement dated as of October 12, 2001 between Arcanum Investment Management and the Registrant.
1.10	Advisory Agreement, dated as of April 25, 2001 between Price Capital Markets, Inc. and the Registrant.
1.11	Customer Agreement, dated as of October 1, 2001, between the Registrant and Man Financial Inc.
1.12	Interest Memo, dated as of November 21, 2001, between Price Asset Management, Inc. and Man Financial Inc.
1.13	Expense Agreement, dated as of May 9, 2001, between the Registrant and The Price Futures Group, Inc.
1.14	Form of Subscription Agreement to be executed by each purchaser of units (included as Exhibit C to the prospectus).
1.15	Form of Subscription Agreement for Existing Investors or Subscribers Form to be executed by each purchaser of additional units (included as Exhibit D to the prospectus).
1.16	Form of Escrow Agreement among the Registrant, Price Asset Management, Inc. and LaSalle Bank National Association, as the escrow agent.
1.17	Consent of Independent Auditors for the Registrant
1.18	Consent of Independent Auditors for Price Asset Management, Inc.
1.19	Capital Demand Note, dated as of March 31, 2001, from Walter Thomas Price III, to the Registrant.

(b) Financial Statements.

Included in the Prospectus:

 Price Asset Management, Inc.
  Independent Auditors' Report
  Statement of Financial Condition
  Notes to Statement of Financial Condition

 The Price Fund I, L.P.
  Independent Auditors' Report
  Statement of Financial Condition
  Notes to Statement of Financial Condition

ITEM 17.   *UNDERTAKINGS.*

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (b) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment of the Registration Statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) To file a post-effective amendment to the registration statement to include any financial statements required by Section 210.3-19 of this chapter at the start of any delayed offering or throughout any continuous offering and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as part of the Registration Statement in reliance upon Rule 430A and contained in a prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois, on the 29th day of November, 2001.

THE PRICE FUND I, L.P.

By: PRICE ASSET MANAGEMENT, INC.
        General Partner

By: /s/ WALTER THOMAS PRICE, III
        Walter Thomas Price, III, President,
        Chairman, Chief Executive Officer,
        Secretary and Sole Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ WALTER THOMAS PRICE, III **Walter Thomas Price, III**	President, Chairman, Chief Executive Officer, Secretary and Sole Director	November 29, 2001
/s/ ALLEN GOODMAN **Allen Goodman**	Chief Financial and Principal Accounting Officer of General Partner	November 29, 2001